UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2016

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	January 26, 2016

Mizuho Financial Group, Inc.

By:	/s/ Yasuhiro Sato
Name:	Yasuhiro Sato
Title:	President & CEO

Unless otherwise specified, for purposes of this report, we have presented our financial information in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.

Recent Developments

The following is a summary of significant business developments since March 31, 2015 relating to Mizuho Financial Group, Inc.

Operating Environment

As to the recent economic environment, the gradual recovery in the global economy has continued, although weaknesses in the recovery have been seen in some regions. This recovery is expected to continue particularly in the major industrialized countries, but it remains necessary to monitor increasing geopolitical risks, the economic outlook for China and emerging countries and the effect of the decline in crude oil prices. In the United States, although some adverse effects were recognized due partly to the strong U.S. dollar, low crude oil prices and weakened overseas economies, the economy continued to recover as employment conditions improved and domestic demand expanded. In December 2015, the Federal Open Market Committee decided to raise the target range for the federal funds rate to 0.25-0.5%. The Committee also announced that “the stance of monetary policy remains accommodative after this increase, thereby supporting further improvement in labor market conditions and a return to 2% inflation.” It is expected that the steady recovery in the economy will continue, while the movement toward normalizing monetary policy, which would be particularly influenced by financial markets and overseas economies, requires continued monitoring. In Europe, the economies in the Euro area continued to recover gradually, in addition to steady recovery in the United Kingdom. Although it is expected that the economies of the region will continue to follow a track to recovery, the effect of the consequence of debt problems (including developments in Greece), the effect of the slowdown of the economies in emerging countries and conflicts in Ukraine, and trends in monetary policy require continued monitoring. In Asia, overall economic growth lacked momentum, due partly to the weakening in exports. In the coming year, it is expected that growth of the regional economy will remain gradual fueled in part by the increase in regional demand supported by low crude oil prices. However, the interest rate increase in the United States could result in capital withdrawal from the region and weakening currencies and lead to monetary policy tightening, which could lead to a further slowdown in the regional economy. In addition, the political situation in certain regions also requires monitoring. In China, although the economy continued to grow, the pace of economic growth was significantly slower. The Chinese government itself described the current situation of China’s economy as the “New Normal,” under which it is expected to continue to grow at a medium to high rate. However, the possibility of a further slowdown in growth is causing concern due mainly to issues such as excess equipment in the manufacturing sector and weakness in the real estate market. Such concerns have led to significant recent volatility in Chinese equity markets, which have also impacted various other markets worldwide. In Japan, although there were improvements in private consumption backed by employment conditions and corporate earnings, the Japanese economy has been in a “leveling off” phase, in part because exports are in a weak tone. As for the future outlook of the Japanese economy, it is expected to generally continue on its recovery path, supported by such factors as growth in consumer spending backed by a recovery in employee wages and the benefits of low crude oil prices. However, the risk of a slowdown in overseas economies, especially in China and emerging countries, continues to require monitoring. Key indicators of economic conditions in recent periods include the following:

•	Japan’s real gross domestic product on a quarterly basis, compared to the corresponding period of the previous year, decreased by 1.1% in the first quarter of calendar 2015. However, after continuing to decrease from the second quarter of calendar 2014 through the first quarter of calendar 2015, it increased by 0.7% and 1.6% in the second and third quarters of calendar 2015, respectively.

•

The Japanese government has been stating in its monthly economic reports that “the Japanese economy is on a moderate recovery,” while noting that “improvement can be seen in corporate sector” in April 2015, that “variation in tempo of improvement can be seen in some areas” in August 2015, that “slowness can be seen in some areas” in September 2015 and that “weakness can be seen in some areas” from October 2015 through January 2016. The report in January 2016 also generally repeated recent observations, noting that “private consumption holds firm as a whole,” “business investment is almost flat,” “industrial production is flat recently,” “corporate profits are improving,” “firms’ judgment on current business conditions is almost flat, while cautiousness can be seen in some areas,”

“the employment situation is improving” and “consumer prices (excluding fresh food, petroleum products and other specific components) are rising moderately,” and also noting that “exports are in a weak tone.”

•	In January 2013, the Bank of Japan announced that it would set a “price stability target” at 2% in terms of the year-on-year rate of change in the consumer price index and introduced the “open-ended asset purchasing method” under the asset purchase program, pursuant to which financial assets will be purchased on a monthly basis without setting any termination date, for the purpose of taking additional steps to provide monetary accommodation decisively. Furthermore, the Japanese government and the Bank of Japan released a joint statement that they would strengthen their policy coordination and work together in order to overcome deflation early and achieve sustainable economic growth with price stability. In April 2013, the Bank of Japan announced that it would introduce the “quantitative and qualitative monetary easing” to enter a new phase of monetary easing and that it would continue with the easing which aims to achieve the price stability target of 2% until that target is maintained in a stable manner. Under the easing, the Bank of Japan changed the main operating target for money market operations from the uncollateralized overnight call rate to the monetary base, and announced that it would double the monetary base and the amounts outstanding of Japanese government bonds as well as exchange-traded funds (“ETFs”) in two years and more than double the average remaining maturity of Japanese government bonds purchases. In October 2014, for the purpose of pre-empting manifestation of the risk that the conversion of deflationary mindsets might be delayed and maintaining the improving momentum of expectation formation, the Bank of Japan announced that it would expand the “quantitative and qualitative monetary easing.” In particular, the Bank of Japan also announced that it would expand the monetary base to be increased at an annual pace of about ¥80 trillion (an addition of about ¥10-20 trillion compared with the past). Moreover, the Bank of Japan announced that it would expand the purchases of the Japanese government bonds to be increased at an annual pace of about ¥80 trillion (an addition of about ¥30 trillion compared with the past) and expand the purchases of ETFs and Japan real estate investment trusts so that their amounts outstanding would be increased at an annual pace of ¥3 trillion (tripled compared with the previously announced amount) and ¥90 billion (tripled compared with the previously announced amount), respectively. Additionally, the Bank of Japan announced it would make ETFs that track the JPX-Nikkei Index 400 eligible for purchase. In December 2015, the Bank of Japan decided to adopt supplementary measures for “quantitative and qualitative monetary easing.” The Bank of Japan decided to establish a new program for purchasing ETFs at an annual pace of about ¥300 billion, in addition to the current program of ETF purchases described above. Under this new program, the Bank of Japan will purchase ETFs composed of stocks issued by firms that are proactively making investment in physical and human capital. The Bank of Japan also announced to extend the average remaining maturity of Japanese government bonds that it purchases from about 7 to 10 years to about 7 to 12 years in order to facilitate the flexible and smooth purchase of Japanese government bonds considering that the gross amount of its Japanese government bond purchases is expected to increase.

•	The yield on newly issued 10-year Japanese government bonds was 0.405% as of March 31, 2015 and decreased to 0.356% as of September 30, 2015. Thereafter, the yield further decreased to 0.265% as of December 30, 2015.

•	The Nikkei Stock Average, which is an index based on the average of the price of 225 stocks listed on the Tokyo Stock Exchange, decreased by 9.5% to ¥17,388.15 as of September 30, 2015 compared to March 31, 2015. Thereafter, the Nikkei Stock Average increased to ¥19,033.71 as of December 30, 2015.

•	According to Teikoku Databank, a Japanese research institution, there were 4,217 corporate bankruptcies in Japan in the six months ended September 30, 2015, involving approximately ¥0.8 trillion in total liabilities, 4,294 corporate bankruptcies in the six months ended March 31, 2015, involving approximately ¥1.0 trillion in total liabilities, and 4,750 corporate bankruptcies in the six months ended September 30, 2014, involving approximately ¥0.9 trillion in total liabilities.

•	The yen to U.S. dollar spot exchange rate, according to the Bank of Japan, was ¥120.21 to $1.00 as of March 31, 2015 and strengthened to ¥120.03 to $1.00 as of September 30, 2015. Thereafter, the yen weakened to ¥120.42 to $1.00 as of December 30, 2015.

Developments Relating to Our Capital

All yen figures and percentages in this subsection are truncated.

We have been implementing disciplined capital management by pursuing the optimal balance between strengthening of stable capital base and steady returns to shareholders as described below.

In the six months ended September 30, 2015, we strengthened our capital base mainly as a result of earning ¥384.1 billion of profit attributable to owners of parent (under Japanese GAAP).

With respect to redemptions of previously issued securities, we have redeemed various securities that are eligible Tier1/Tier2 capital instruments subject to phase-out arrangements under Basel III upon their respective initial optional redemption dates or their respective maturity dates. With respect to Tier 1 capital, in June 2015, we redeemed ¥355.0 billion, ¥72.5 billion and ¥25.0 billion of non-dilutive Tier 1 preferred securities issued by our overseas special purpose companies in December 2008, August 2009 and September 2009, respectively. With respect to Tier 2 capital, in December 2015, we redeemed ¥30.0 billion of dated subordinated bonds issued by our subsidiary bank.

With respect to new issuances, in June 2015, we issued ¥50.0 billion of dated subordinated bonds with a write-down feature that are Basel III-eligible Tier 2 capital instruments through public offerings to wholesale investors in Japan. In July 2015, we issued ¥300.0 billion of perpetual subordinated bonds with optional-redemption clause and write-down clause that are Basel III-eligible Additional Tier 1 capital instruments to qualified institutional investors in Japan. In October 2015, we issued $750.0 million of dated subordinated bonds with a write-down feature that are Basel III-eligible Tier 2 capital instruments to overseas wholesale investors.

Our Common Equity Tier 1 capital ratio under Basel III as of September 30, 2015 was 10.17%. We aim to strengthen our capital base, by March 31, 2016, to the level that enables us to stably secure our Common Equity Tier 1 capital ratio under Basel III of 8% or higher (on a fully-effective basis and including the outstanding balance of the eleventh series class XI preferred stock, which was ¥144.0 billion as of September 30, 2015, that will become mandatorily converted into common stock, and will thus be fully recognized as Common Equity Tier 1 capital, by July 2016). We believe that we will be able to secure a sufficient Common Equity Tier 1 capital ratio under Basel III as of March 31, 2019 when it becomes fully effective pursuant to its phase-in implementation. The foregoing target is based on capital regulations that have been announced to date. See “—Capital Adequacy” for information regarding the capital regulations to which we are subject.

The foregoing statements include forward-looking statements and are subject to risks, uncertainties and assumptions. See “Forward-looking Statements” and “Item 3.D. Key Information—Risk Factors” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission.

We paid an interim cash dividend with respect to the fiscal year ending March 31, 2016 of ¥3.75 per share of common stock, which was an increase of ¥0.25 per share as the interim cash dividend paid in the previous fiscal year.

Developments Relating to Our Business

Four Key Focus Areas

We are strengthening profitability by further developing collaboration among banking, trust and securities functions as well as through selection and concentration:

•	Establishing competitive edge for large corporate customers

•	Expanding market share for super large corporate customers

•	Enhancing business promotional capability by reorganizing coverage sections at Mizuho Securities Co., Ltd.

•	Acquiring mandates for large cross-border M&A transactions

•	Enhancing integrated approach to both small and medium enterprises (“SMEs”) and their owners

•	Fully applying our integrated approach to both SMEs and their owners of upper-tier medium-sized companies

•	Strengthening integrated approach among banking, trust and securities functions to high-net-worth business/land owners

•	Strengthening business promotion to private companies in Tokyo Metropolitan area

•	Development of Super 30 Strategy

•	Accelerating the improvement of relationship tier status with Super 50 customers

•	Strengthening the industry sector focused approach

•	Strengthening the integrated management between banking and securities functions and capturing related business

•	Making asset management the “Fourth Pillar” of our business

•	Promoting integration of the group-wide asset management functions

•	Strengthening capabilities to respond to customer needs

Others

Exposure to Certain European Countries (GIIPS)

In Europe, fiscal problems in certain countries, including Greece, Ireland, Italy, Portugal and Spain, have affected the financial system and the real economy, and the uncertainty concerning European economic activity continues to present a risk of a downturn in the world economy. As of September 30, 2015, our exposure to obligors in such countries was not significant. Specifically, our principal banking subsidiaries (including their overseas subsidiaries) had a total of approximately $6.1 billion in exposure to obligors in such countries. The breakdown by country and by type of obligor is as follows:

	As of
	March 31, 2015	September 30, 2015	Increase (decrease)
	(in billions of US dollars)
Greece	$—	$—	$—
Sovereign	—	—	—
Financial Institutions	—	—	—
Others	—	—	—
Ireland	1.5	1.0	(0.5)
Sovereign	—	—	—
Financial Institutions	—	0.1	0.1
Others	1.5	0.9	(0.6)
Italy	1.9	2.2	0.3
Sovereign	0.5	0.4	(0.1)
Financial Institutions	—	0.1	0.1
Others	1.4	1.7	0.3
Portugal	0.3	0.3	—
Sovereign	—	—	—
Financial Institutions	—	—	—
Others	0.3	0.3	—
Spain	2.7	2.6	(0.1)
Sovereign	0.1	—	(0.1)
Financial Institutions	0.2	0.1	(0.1)
Others	2.4	2.5	0.1
Total	$6.4	$6.1	$(0.3)
Sovereign	0.6	0.4	(0.2)
Financial Institutions	0.2	0.3	0.1
Others	5.6	5.4	(0.2)

Notes:

(1)	Figures in the above table are on a managerial accounting basis. The difference between the exposure based on U.S. GAAP and that based on managerial accounting is attributable mainly to the netting of derivatives exposure as described in footnote 2 below and does not have a material impact on total exposure amounts set forth in the above table.
(2)	Figures in the above table represent gross exposure except for derivatives exposure which takes into consideration legally enforceable master netting agreements.

Exposure to Russia and Ukraine

As for our exposure to obligors in Russia, our principal banking subsidiaries (including their overseas subsidiaries) had a total of approximately $3.5 billion in exposure as of March 31, 2015, which decreased to $3.1 billion as of September 30, 2015. Our principal banking subsidiaries (including their overseas subsidiaries)

had almost zero exposure to obligors in Ukraine as of March 31, 2015 and September 30, 2015. The exposure amounts are on a managerial accounting basis, and footnotes 1 and 2 to the table immediately above are similarly applicable to these amounts.

Enhancing of Corporate Governance

In June 2015, we filed our “Corporate Governance Report,” which describes our actions in response to the Corporate Governance Code, with the Tokyo Stock Exchange. After considering each principle of the code based on our intent and spirit, we have decided to comply with all of the principles.

The report discloses our policy regarding cross-holdings of shares of other listed companies and our standards for the exercise of voting rights associated with cross-shareholdings. We and our core subsidiaries (Mizuho Bank, Ltd., Mizuho Trust & Banking Co., Ltd. and Mizuho Securities) set out our basic policy in the report. This policy states that unless we consider these holdings to be meaningful, we will not hold the shares of other companies as cross-shareholdings. This reflects factors including the changes in the environment surrounding corporate governance and the potential impact on our financial position associated with stock market volatility risk. Our considerations of whether such holdings are meaningful will include perspectives such as growth potential, outlook, or revitalization as well as the results of studies on present and future economic feasibility and profitability. Further, we will actively exercise voting rights through constructive dialogue with our customers.

In accordance with our policy regarding cross-holdings and standards for the exercise of voting rights, we will continue to improve the corporate value of both us and our customers over the medium to long term through constructive dialogue with our customers based on relationships of trust and the exercise of voting rights.

Enhancing Collaboration with Orient Corporation

In July 2015, we announced that we and Mizuho Bank will further enhance collaboration with Orient Corporation (“Orico”), our equity method affiliate, in order to meet diversified customer needs with group-wide comprehensive financial services. In connection with the foregoing, we increased our voting rights ratio in Orico from approximately 22% currently to 49%. Orico continues to be an equity method affiliate of ours after the increase.

Strengthening Our Asset Management Business

In order to make asset management the “Fourth Pillar” of our business, we have been promoting the integration of group-wide asset management functions and strengthening capabilities to respond to customer needs. In September 2015, we and The Dai-ichi Life Insurance Company, Limited announced our agreement on integrating the asset management functions of both groups and jointly operating the resulting new company in accordance with the spirit of equal partnership under the comprehensive business alliance between the two companies. With a view to enhancing asset management functions, in September 2015, we agreed to enter into a strategic capital and business alliance with Matthews International Capital Management LLC. In October 2015, we in cooperation with BlackRock Asset Management North Asia Limited launched “BlackRock Japan Multi-Income Equity Fund” in Hong Kong based on the business alliance between BlackRock, Inc. and us. Moreover, in October 2015, Mizuho Trust & Banking announced that it entered into an agreement with Hulic Co., Ltd. (“Hulic”) to acquire the entire issued shares of Simplex Real Estate Management Inc. and Simplex REIT Partners Inc. from Hulic.

Japanese Tax Reforms

In December 2015, the Japanese cabinet determined to propose a package of tax reforms that includes the reducing of the effective corporate tax rate by approximately 2.4%. If enacted and implemented, we expect that the tax reductions will affect our balance of net deferred tax assets in the fiscal years since they are adopted, and thus could negatively affect our net income for such periods.

Accounting Changes

See note 2 “Recently issued accounting pronouncements” to our consolidated financial statements included elsewhere in this report.

Operating Results

The following table shows certain information as to our income, expenses and net income attributable to MHFG shareholders for the six months ended September 30, 2014 and 2015:

	Six months ended September 30,		Increase (decrease)
	2014	2015
	(in billions of yen)
Interest and dividend income	¥706	¥734	¥28
Interest expense	199	228	29

Net interest income	507	506	(1)
Provision (credit) for loan losses	(92)	3	95

Net interest income after provision (credit) for loan losses	599	503	(96)
Noninterest income	803	854	51
Noninterest expenses	774	814	40

Income before income tax expense	628	543	(85)
Income tax expense	220	168	(52)

Net income	408	375	(33)
Less: Net income attributable to noncontrolling interests	4	9	5

Net income attributable to MHFG shareholders	¥404	¥366	¥(38)

Executive Summary

Net interest income decreased by ¥1 billion, or 0.2%, from the six months ended September 30, 2014 to ¥506 billion in the six months ended September 30, 2015 due to an increase in interest expense of ¥29 billion, offset in part by an increase in interest and dividend income of ¥28 billion. The increase in interest expense was due mainly to increases in interest expense on deposits and short-term borrowings, offset in part by a decrease in interest expense on trading account liabilities. The increase in interest expense on deposits was due mainly to an increase in the average balance and a rise in the average rate in foreign deposits. The increase in interest expense on short-term borrowings was due mainly to a rise in the average interest rate of foreign short-term borrowings, reflecting a rise in short-term interest rate levels of the U.S. dollar, offset in part by a decrease in the average balance of domestic short-term borrowings. The decrease in interest expense on trading account liabilities was due mainly to a decrease in the average balance of trading account liabilities. The increase in interest and dividend income was due mainly to increases in interest income from loans and interest-bearing deposits in other banks, offset in part by a decrease in interest income from investments. The increase in interest income from loans was due mainly to an increase in the average balance of foreign loans. The increase in interest income from interest-bearing deposits in other banks was due mainly to an increase in the average balance, offset in part by a decline in the average yields. The decrease in interest income from investments was due mainly to a decrease in the average balance of domestic investments assets, primarily as a result of sales and redemptions of Japanese government bonds, offset in part by a rise in the average yields of foreign investment assets. We recorded a provision for loan losses of ¥3 billion in the six months ended September 30, 2015, compared to a credit for loan losses of ¥92 billion in the six months ended September 30, 2014. We recorded a modest level of provision for loan losses in the six months ended September 30, 2015, reflecting how the Japanese economy was in a “leveling off” phase as described in “—Recent Developments—Operating Environment,” whereas we recorded a credit for loan losses in the six months ended September 30, 2014, reflecting how the Japanese economy was in a “gradual recovery” phase.

Noninterest income increased by ¥51 billion, or 6.4%, from the six months ended September 30, 2014 to ¥854 billion in the six months ended September 30, 2015. The increase was due to foreign exchange gains—net of ¥48 billion in the six months ended September 30, 2015, compared to foreign exchange losses—net of ¥6 billion in the corresponding period in the previous fiscal year, and increases in investment gains—net of ¥48 billion, fee and commission of ¥33 billion, and other noninterest income of ¥46 billion, offset in part by a decrease in trading account gains—net of ¥139 billion. The change in foreign exchange gains (losses) —net was due mainly to fluctuations in foreign exchange rates during those periods. The increase in investment gains—net was due mainly to an increase in investment gains related to equity securities.

Noninterest expenses increased by ¥40 billion, or 5.2%, from the six months ended September 30, 2014 to ¥814 billion in the six months ended September 30, 2015, due mainly to increases in salaries and employee benefits of ¥23 billion, general and administrative expenses of ¥19 billion, and occupancy expenses of ¥8 billion. The increase in salaries and employee benefits was due mainly to an increase in personnel expenses, including strategic expenses aimed to strengthen gross profit of overseas offices in our principal banking subsidiary and a reflection of strong operating performance of some of our businesses. This increase in personnel expenses also includes the effect of the depreciation of the yen against the dollar and other major currencies, which increased the yen-equivalent costs. The increase in general and administrative expenses was due mainly to increases in strategic expenses aimed to strengthen gross profit as mentioned immediately above and IT-related costs.

As a result of the foregoing, income before income tax expense decreased by ¥85 billion, or 13.5%, from the six months ended September 30, 2014 to ¥543 billion in the six months ended September 30, 2015. Income tax expense decreased by ¥52 billion, or 23.6%, from the six months ended September 30, 2014 to ¥168 billion in the six months ended September 30, 2015. The decrease in income tax expense was due to a decrease in deferred tax expense of ¥72 billion, offset in part by an increase in current tax expense of ¥20 billion. Net income decreased by ¥33 billion, or 8.1%, from the six months ended September 30, 2014 to ¥375 billion in the six months ended September 30, 2015. Net income attributable to noncontrolling interests increased by ¥5 billion from the six months ended September 30, 2014 to ¥9 billion in the six months ended September 30, 2015.

As a result of the foregoing, net income attributable to MHFG shareholders decreased by ¥38 billion, or 9.4%, from the corresponding period in the previous fiscal year to ¥366 billion in the six months ended September 30, 2015.

Net Interest Income

The following table shows the average balance of interest-earning assets and interest-bearing liabilities, interest amounts and the annualized average interest rates on such assets and liabilities for the six months ended September 30, 2014 and 2015:

	Six months ended September 30,						Increase (decrease)
	2014			2015
	Average balance	Interest amount	Interest rate	Average balance	Interest amount	Interest rate	Average balance	Interest amount	Interest rate
	(in billions of yen, except percentages)
Interest-bearing deposits in other banks	¥19,945	¥23	0.23%	¥32,175	¥31	0.19%	¥12,230	¥8	(0.04)%
Call loans and funds sold, and receivables under resale agreements and securities borrowing transactions	15,168	19	0.25	14,491	26	0.35	(677)	7	0.10
Trading account assets	18,939	77	0.81	17,075	72	0.84	(1,864)	(5)	0.03
Investments	35,210	102	0.58	29,476	94	0.64	(5,734)	(8)	0.06
Loans	73,724	485	1.31	77,529	511	1.31	3,805	26	0.00

Total interest-earning assets	162,986	706	0.86	170,746	734	0.86	7,760	28	(0.00)

Deposits	92,755	71	0.15	102,378	96	0.19	9,623	25	0.04
Short-term borrowings(1)	39,428	25	0.13	33,957	33	0.19	(5,471)	8	0.06
Trading account liabilities	4,572	16	0.70	3,462	11	0.64	(1,110)	(5)	(0.06)
Long-term debt	11,155	87	1.57	15,425	88	1.14	4,270	1	(0.43)

Total interest-bearing liabilities	147,910	199	0.27	155,222	228	0.29	7,312	29	0.02

Net	¥15,076	¥507	0.59	¥15,524	¥506	0.57	¥448	¥(1)	(0.02)

Note:

(1)	Short-term borrowings consist of due to trust accounts, call money and funds purchased, payables under repurchase agreements and securities lending transactions and other short-term borrowings.

Interest and dividend income increased by ¥28 billion, or 4.0%, from the six months ended September 30, 2014 to ¥734 billion in the six months ended September 30, 2015 due mainly to increases in interest income from loans and interest-bearing deposits in other banks, offset in part by a decrease in interest income from investments. The increase in interest income from loans was due mainly to an increase in the average balance of foreign loans. The increase in interest income from interest-bearing deposits in other banks was due mainly to an increase in the average balance, offset in part by a decline in the average yields. The decrease in interest income from investments was due mainly to a decrease in the average balance of domestic investment assets, primarily as a result of sales and redemptions of Japanese government bonds, offset in part by a rise in the average yields of foreign investment assets. The changes in the average yields on interest-earning assets contributed to an overall decrease in interest and dividend income of ¥25 billion, and the changes in average balances of interest-earning assets contributed to an overall increase in interest and dividend income of ¥53 billion, resulting in the ¥28 billion increase in interest and dividend income.

Interest expense increased by ¥29 billion, or 14.6%, from the six months ended September 30, 2014 to ¥228 billion in the six months ended September 30, 2015 due mainly to increases in interest expense on deposits and short-term borrowings, offset in part by a decrease in interest expense on trading account liabilities. The increase in interest expense on deposits was due mainly to an increase in the average balance and a rise in the average rate in foreign deposits. The increase in interest expense on short-term borrowings was due mainly to a rise in the average interest rate of foreign short-term borrowings, reflecting a rise in short-term interest rate levels of the U.S. dollar, offset in part by a decrease in the average balance of domestic short-term borrowings. The decrease in interest expense on trading account liabilities was due mainly to a decrease in the average balance of trading account liabilities. The changes in average interest rates on interest-bearing liabilities contributed to an overall decrease in interest expense of ¥24 billion, and the changes in average balances of interest-bearing liabilities contributed to an overall increase in interest expense of ¥53 billion, resulting in the ¥29 billion increase in interest expense.

As a result of the foregoing, net interest income decreased by ¥1 billion, or 0.2%, from the six months ended September 30, 2014 to ¥506 billion in the six months ended September 30, 2015. Average interest rate spread declined by 0.02% from the six months ended September 30, 2014 to 0.57% in the six months ended September 30, 2015. The decline of the average interest rate spread was due mainly to a rise in average interest rates on short-term borrowings, which more than offset the effect of decline in average interest rates on long-term debt.

Provision (Credit) for Loan Losses

We recorded a provision for loan losses of ¥3 billion in the six months ended September 30, 2015 compared to a credit for loan losses of ¥92 billion in the six months ended September 30, 2014. We recorded a modest level of provision for loan losses in the six months ended September 30, 2015, reflecting how the Japanese economy was in a “leveling off” phase as described in “—Recent Developments—Operating Environment,” whereas we recorded a credit for loan losses in the six months ended September 30, 2014, reflecting how the Japanese economy was in a “gradual recovery” phase.

Noninterest Income

The following table shows a breakdown of noninterest income for the six months ended September 30, 2014 and 2015:

	Six months ended September 30,		Increase (decrease)
	2014	2015
	(in billions of yen)
Fee and commission	¥332	¥365	¥33
Fee and commission from securities-related business	80	90	10
Fee and commission from deposits and lending business	57	71	14
Fee and commission from remittance business	55	55	—
Trust fees	24	25	1
Fees for other customer services	116	124	8
Foreign exchange gains (losses)—net	(6)	48	54
Trading account gains (losses)—net	288	149	(139)
Investment gains (losses)—net	101	149	48
Investment gains (losses) related to bonds	48	25	(23)
Investment gains (losses) related to equity securities	46	115	69
Others	7	9	2
Equity in earnings (losses) of equity method investees—net	18	20	2
Gains on disposal of premises and equipment	2	9	7
Other noninterest income	68	114	46

Total noninterest income	¥803	¥854	¥51

Noninterest income increased by ¥51 billion, or 6.4%, from the six months ended September 30, 2014 to ¥854 billion in the six months ended September 30, 2015. The increase was due to foreign exchange gains—net of ¥48 billion in the six months ended September 30, 2015, compared to foreign exchange losses—net of ¥6 billion in the corresponding period in the previous fiscal year, and increases in investment gains—net of ¥48 billion, fee and commission of ¥33 billion, and other noninterest income of ¥46 billion, offset in part by a decrease in trading account gains—net of ¥139 billion.

Foreign Exchange Gains (Losses)—Net

Foreign exchange gains (losses)—net was a gain of ¥48 billion in the six months ended September 30, 2015 compared to a loss of ¥6 billion in the corresponding period in the previous fiscal year. The change was due mainly to fluctuations in foreign exchange rates during those periods.

Investment Gains (Losses)—Net

Investment gains—net increased by ¥48 billion, or 47.5%, from the six months ended September 30, 2014 to ¥149 billion in the six months ended September 30, 2015. The increase was due mainly to an increase in investment gains related to equity securities of ¥69 billion, or 150.0%, from the six months ended September 30, 2014 to ¥115 billion in the six months ended September 30, 2015, offset in part by a decrease in investment gains related to bonds of ¥23 billion, or 47.9%, from the six months ended September 30, 2014 to ¥25 billion in the six months ended September 30, 2015. The increase in investment gains related to equity securities was due mainly to an increase in gains on sales of equity securities for the six months ended September 30, 2015, which reflected more favorable market conditions during the six months ended September 30, 2015 than in the corresponding period in the previous fiscal year. The decrease in investment gains related to bonds was due mainly to a decrease in gains on sales of bonds for the six months ended September 30, 2015, which reflected a decrease in the sales of Japanese government bonds during the six months ended September 30, 2015 compared to those in the corresponding period in the previous fiscal year.

Fee and Commission

Fee and commission increased by ¥33 billion, or 9.9%, from the six months ended September 30, 2014 to ¥365 billion in the six months ended September 30, 2015. The increase was due mainly to increases in fee and commission from deposits and lending business of ¥14 billion, or 24.6%, and fee and commission from securities-related business of ¥10 billion, or 12.5%. The increase in fee and commission from deposits and lending business was due mainly to an increase in fee from lending business during the six months ended September 30, 2015, compared to the corresponding period in the previous fiscal year. The increase in fee and commission from securities-related business was due mainly to more favorable stock market conditions during the six months ended September 30, 2015 than in the corresponding period in the previous fiscal year.

Trading Account Gains (Losses)—Net

Trading account gains—net decreased by ¥139 billion, or 48.3%, from the six months ended September 30, 2014 to ¥149 billion in the six months ended September 30, 2015. The decrease was due mainly to changes in the fair value of foreign currency denominated securities for which the fair value option was elected, reflecting a rise in long-term interest rates of European countries, and offset in part by an increase in gains related to changes in the fair value of derivative financial instruments used to hedge market risks, mainly interest rate risks, that are not eligible for hedge accounting under U.S. GAAP. For further information on the fair value option, see note 17 to our consolidated financial statements included elsewhere in this report.

Noninterest Expenses

The following table shows a breakdown of noninterest expenses for the six months ended September 30, 2014 and 2015:

	Six months ended September 30,		Increase (decrease)
	2014	2015
	(in billions of yen)
Salaries and employee benefits	¥293	¥316	¥23
General and administrative expenses	250	269	19
Occupancy expenses	93	101	8
Fee and commission expenses	70	77	7
Provision (credit) for losses on off-balance-sheet instruments	(8)	(9)	(1)
Other noninterest expenses	76	60	(16)

Total noninterest expenses	¥774	¥814	¥40

Noninterest expenses increased by ¥40 billion, or 5.2%, from the six months ended September 30, 2014 to ¥814 billion in the six months ended September 30, 2015. This increase was due mainly to increases in salaries and employee benefits of ¥23 billion, general and administrative expenses of ¥19 billion, and occupancy expenses of ¥8 billion.

Salaries and Employee Benefits

Salaries and employee benefits increased by ¥23 billion, or 7.8%, from the six months ended September 30, 2014 to ¥316 billion in the six months ended September 30, 2015. The increase was due mainly to an increase in personnel expenses, including strategic expenses aimed to strengthen gross profit of overseas offices in our principal banking subsidiary and a reflection of strong operating performance of some of our businesses. This increase in personnel expenses also includes the effect of the depreciation of the yen against the dollar and other major currencies, which increased the yen-equivalent costs.

General and Administrative Expenses

General and administrative expenses increased by ¥19 billion, or 7.6%, from the six months ended September 30, 2014 to ¥269 billion in the six months ended September 30, 2015. The increase was due mainly to increases in strategic expenses aimed to strengthen gross profit of overseas offices in our principal banking subsidiary and IT-related costs. The increase in strategic expenses also includes the effect of the depreciation of the yen against the dollar and other major currencies, which increased the yen-equivalent costs.

Occupancy Expenses

Occupancy expenses increased by ¥8 billion, or 8.6%, from the six months ended September 30, 2014 to ¥101 billion in the six months ended September 30, 2015 due mainly to an increase in rent expenses.

Income Tax Expense

Income tax expense decreased by ¥52 billion, or 23.6%, from the six months ended September 30, 2014 to ¥168 billion in the six months ended September 30, 2015. The decrease was due to a decrease in deferred tax expense of ¥72 billion, offset in part by an increase in current tax expense of ¥20 billion. The decrease in deferred tax expense was due mainly to decelerated decreases in the temporary differences of our principal banking subsidiaries. The increase in current tax expense was due mainly to increases in the taxable income of our principal banking subsidiaries.

	Six months ended September 30,		Increase (decrease)
	2014	2015
	(in billions of yen)
Income before income tax expense	¥628	¥543	¥(85)
Income tax expense	220	168	(52)
Current tax expense	118	138	20
Deferred tax expense	102	30	(72)

Net income	408	375	(33)
Less: Net income attributable to noncontrolling interests	4	9	5

Net income attributable to MHFG shareholders	¥404	¥366	¥(38)

We consider the sales of available-for-sale securities to be a qualifying tax-planning strategy that is possible source of future taxable income to the extent necessary in the future mainly with respect to our principal banking subsidiaries in Japan. The reliance on this tax-planning strategy of our subsidiaries in Japan was at immaterial levels of overall deferred tax assets at both March 31, 2015 and September 30, 2015, while the reliance was reduced from approximately one-fifth to approximately one-tenth of overall deferred tax assets during the six months ended September 30, 2014.

Net Income Attributable to Noncontrolling Interests

Net income attributable to noncontrolling interests increased by ¥5 billion from the six months ended September 30, 2014 to ¥9 billion in the six months ended September 30, 2015.

Net Income Attributable to MHFG Shareholders

As a result of the foregoing, net income attributable to MHFG shareholders decreased by ¥38 billion, or 9.4%, from the corresponding period in the previous fiscal year to ¥366 billion in the six months ended September 30, 2015.

Business Segments Analysis

Our operating segments are based on the nature of the products and services provided, the type of customer and our management organization. The business segment information set forth below is derived from the internal management reporting systems used by management to measure the performance of our business segments. We measure the performance of each of our operating segments primarily in terms of “net business profits” in accordance with internal managerial accounting rules and practices. Net business profits is used in Japan as a measure of the profitability of core banking operations, and is defined as gross profits (or the sum of net interest income, fiduciary income, net fee and commission income, net trading income and net other operating income) less general and administrative expenses. Measurement of net business profits is required for regulatory reporting to the Financial Services Agency. Therefore, the format and information are presented primarily on the basis of Japanese GAAP and are not consistent with the consolidated financial statements prepared in accordance with U.S. GAAP. A reconciliation of the total amount of segments’ net business profits with income before income tax expense under U.S. GAAP is provided in note 20 to our consolidated financial statements included elsewhere in this report.

We engage in banking, trust banking, securities and other businesses through our consolidated subsidiaries and affiliates. As these subsidiaries and affiliates operate in different industries and regulatory environments, we disclose business segment information based on the relevant principal consolidated subsidiaries such as Mizuho Bank, Mizuho Trust & Banking and Mizuho Securities for investors to measure the present and future cash flows properly.

The operating segments of Mizuho Bank are aggregated based on the type of customer characteristics into the following seven reportable segments: Personal Banking; Retail Banking; Corporate Banking (Large Corporations); Corporate Banking; Financial Institutions & Public Sector Business; International Banking; and Trading and others. Mizuho Trust & Banking and Mizuho Securities also constitute reportable segments respectively.

For a brief description of our each business segment, see note 20 to our consolidated financial statements included elsewhere in this report.

Results of Operations by Business Segment

Consolidated Results of Operations

Consolidated gross profits for the six months ended September 30, 2015 were ¥1,131.8 billion, an increase of ¥64.7 billion compared to the six months ended September 30, 2014. Consolidated general and administrative expenses for the six months ended September 30, 2015 were ¥672.3 billion, an increase of ¥39.5 billion compared to the six months ended September 30, 2014. Consolidated net business profits for the six months ended September 30, 2015 were ¥446.7 billion, an increase of ¥33.8 billion compared to the six months ended September 30, 2014.

	Mizuho Bank (Consolidated)										Mizuho Trust & Banking (Consolidated)	Mizuho Securities (Consolidated)	Others	Mizuho Financial Group (Consolidated)
		Mizuho Bank (Non-consolidated)								Others
	Total	Total	Personal Banking (a)	Retail Banking (b)	Corporate Banking (Large Corporations) (c)	Corporate Banking (d)	Financial Institutions & Public Sector Business (e)	International Banking (f)	Trading and others (g)	(h)	(i)	(j)	(k)	Total
	(in billions of yen)
Six months ended September 30, 2014(1)(2):
Gross profits:
Net interest income (expense)	¥522.3	¥450.8	¥106.7	¥39.0	¥87.3	¥49.5	¥16.1	¥74.4	¥77.8	¥71.5	¥19.0	¥0.4	¥(0.3)	¥541.4
Net noninterest income	292.2	279.7	19.3	25.4	57.3	33.4	12.8	65.5	66.0	12.5	55.7	147.4	30.4	525.7

Total	814.5	730.5	126.0	64.4	144.6	82.9	28.9	139.9	143.8	84.0	74.7	147.8	30.1	1,067.1
General and administrative expenses	437.0	407.1	115.0	59.5	47.0	38.3	14.8	46.8	85.7	29.9	46.0	125.9	23.9	632.8
Others	(17.3)	—	—	—	—	—	—	—	—	(17.3)	(1.8)	—	(2.3)	(21.4)

Net business profits	¥360.2	¥323.4	¥11.0	¥4.9	¥97.6	¥44.6	¥14.1	¥93.1	¥58.1	¥36.8	¥26.9	¥21.9	¥3.9	¥412.9

	Mizuho Bank (Consolidated)										Mizuho Trust & Banking (Consolidated)	Mizuho Securities (Consolidated)	Others	Mizuho Financial Group (Consolidated)
		Mizuho Bank (Non-consolidated)								Others
	Total	Total	Personal Banking (a)	Retail Banking (b)	Corporate Banking (Large Corporations) (c)	Corporate Banking (d)	Financial Institutions & Public Sector Business (e)	International Banking (f)	Trading and others (g)	(h)	(i)	(j)	(k)	Total
	(in billions of yen)
Six months ended September 30, 2015(1):
Gross profits:
Net interest income	¥499.7	¥430.9	¥107.7	¥38.2	¥85.4	¥48.8	¥16.3	¥86.8	¥47.7	¥68.8	¥20.1	¥1.9	¥1.7	¥523.4
Net noninterest income	342.9	325.4	19.5	25.6	69.6	35.8	14.9	93.6	66.4	17.5	61.0	172.8	31.7	608.4

Total	842.6	756.3	127.2	63.8	155.0	84.6	31.2	180.4	114.1	86.3	81.1	174.7	33.4	1,131.8
General and administrative expenses	452.8	417.8	117.2	60.1	45.7	37.4	14.6	63.4	79.4	35.0	49.2	141.4	28.9	672.3
Others	(11.3)	—	—	—	—	—	—	—	—	(11.3)	(1.7)	—	0.2	(12.8)

Net business profits	¥378.5	¥338.5	¥10.0	¥3.7	¥109.3	¥47.2	¥16.6	¥117.0	¥34.7	¥40.0	¥30.2	¥33.3	¥4.7	¥446.7

Notes:

(1)	“Others (h)” and “Others (k)” include the elimination of transactions between consolidated subsidiaries.
(2)	Beginning on April 1, 2015, new allocation methods have been applied to the calculation of “Gross profits” and “General and administrative expenses” for reportable segments of Mizuho Bank. Figures for the six months ended September 30, 2014 have been reclassified under the new allocation methods.

Mizuho Bank

Gross profits for the six months ended September 30, 2015 were ¥756.3 billion, an increase of ¥25.8 billion, or 3.5%, compared to the six months ended September 30, 2014. The increase was attributable mainly to an increase in gross profits related to our customer groups due to an increase in noninterest income in international banking, reflecting an increase in fee and commission income from non-Japanese customers in the United States, and corporate banking (large corporations), reflecting our involvement in large solution-related business transactions, although interest income decreased overall. This increase was offset in part by a decrease in gross profits in trading and others.

General and administrative expenses for the six months ended September 30, 2015 increased by ¥10.7 billion, or 2.6%, compared to the six months ended September 30, 2014 to ¥417.8 billion. The increase was attributable mainly to an increase in overseas expenses as a result of strategic expenses for strengthening gross profits and the depreciation of the yen against the dollar and other major currencies, which increased the yen-equivalent costs related to our overseas operations, offset in part by our group-wide cost reduction efforts, including our cost restructuring measures.

As a result, net business profits for the six months ended September 30, 2015 increased by ¥15.1 billion, or 4.7%, compared to the six months ended September 30, 2014 to ¥338.5 billion.

Mizuho Trust & Banking

Gross profits for the six months ended September 30, 2015 were ¥81.1 billion, an increase of ¥6.4 billion, or 8.6%, compared to the six months ended September 30, 2014. The increase was attributable mainly to an increase in noninterest income related to trust and asset management such as pension and asset custody as well as trading.

General and administrative expenses for the six months ended September 30, 2015 increased by ¥3.2 billion, or 7.0%, compared to the six months ended September 30, 2014 to ¥49.2 billion. The increase reflected income growth as well as the depreciation of the yen against the dollar and other major currencies, which increased the yen-equivalent costs related to our overseas operations.

As a result, net business profits for the six months ended September 30, 2015 increased by ¥3.3 billion, or 12.3%, compared to the six months ended September 30, 2014 to ¥30.2 billion.

Mizuho Securities

Gross profits for the six months ended September 30, 2015 were ¥174.7 billion, an increase of ¥26.9 billion, or 18.2%, compared to the six months ended September 30, 2014. The increase was attributable mainly to an increase in fee and commission income related to equity securities and investment trusts as well as trading income.

General and administrative expenses for the six months ended September 30, 2015 increased by ¥15.5 billion, or 12.3%, compared to the six months ended September 30, 2014 to ¥141.4 billion. The increase was attributable mainly to an increase in operational expenses and personnel expenses reflecting the favorable operating results.

As a result, net business profits for the six months ended September 30, 2015 increased by ¥11.4 billion, or 52.1%, compared to the six months ended September 30, 2014 to ¥33.3 billion.

Financial Condition

Assets

Our assets as of March 31, 2015 and September 30, 2015 were as follows:

	As of		Increase (decrease)
	March 31, 2015	September 30, 2015
	(in billions of yen)
Cash and due from banks	¥1,528	¥1,510	¥(18)
Interest-bearing deposits in other banks	27,853	33,977	6,124
Call loans and funds sold	444	455	11
Receivables under resale agreements	8,582	8,618	36
Receivables under securities borrowing transactions	4,059	3,900	(159)
Trading account assets	29,416	28,696	(720)
Investments	33,416	30,774	(2,642)
Loans	78,048	78,257	209
Allowance for loan losses	(520)	(465)	55

Loans, net of allowance	77,528	77,792	264
Premises and equipment—net	1,632	1,738	106
Due from customers on acceptances	139	178	39
Accrued income	280	268	(12)
Goodwill	12	11	(1)
Intangible assets	54	51	(3)
Deferred tax assets	58	57	(1)
Other assets	5,119	4,312	(807)

Total assets	¥190,120	¥192,337	¥2,217

Total assets increased by ¥2,217 billion from ¥190,120 billion as of March 31, 2015 to ¥192,337 billion as of September 30, 2015. This increase was due mainly to an increase of ¥6,124 billion in interest-bearing deposits in other banks, primarily those in the Bank of Japan and an increase of ¥264 billion in loans, net of allowance, offset in part by a decrease of ¥2,642 billion in investments, primarily Japanese government bonds and equity securities (marketable).

Loans

Loans Outstanding

The following table shows our loans outstanding as of March 31, 2015 and September 30, 2015:

	As of				Increase (decrease)
	March 31, 2015		September 30, 2015
	(in billions of yen, except percentages)
Domestic:
Manufacturing	¥8,224	10.5%	¥8,307	10.6%	¥83	0.1%
Construction and real estate	7,354	9.4	7,539	9.6	185	0.2
Services	4,273	5.5	4,422	5.6	149	0.1
Wholesale and retail	5,587	7.1	5,510	7.0	(77)	(0.1)
Transportation and communications	3,157	4.1	3,112	4.0	(45)	(0.1)
Banks and other financial institutions	3,853	4.9	3,797	4.8	(56)	(0.1)
Government and public institutions	4,612	5.9	4,160	5.3	(452)	(0.6)
Other industries(1)	5,080	6.5	4,760	6.1	(320)	(0.4)
Individuals	11,870	15.2	11,749	15.0	(121)	(0.2)
Mortgage loans	11,022	14.1	10,844	13.8	(178)	(0.3)
Other	848	1.1	905	1.2	57	0.1

Total domestic	54,010	69.1	53,356	68.0	(654)	(1.1)
Foreign:
Commercial and industrial	16,688	21.3	16,912	21.6	224	0.3
Banks and other financial institutions	6,077	7.8	6,719	8.6	642	0.8
Government and public institutions	1,011	1.3	1,066	1.3	55	0.0
Other(1)	426	0.5	373	0.5	(53)	0.0

Total foreign	24,202	30.9	25,070	32.0	868	1.1

Subtotal	78,212	100.0%	78,426	100.0%	214	—

Less: Unearned income and deferred loan fees—net	(164)		(169)		(5)

Total loans before allowance for loan losses	¥78,048		¥78,257		¥209

Note:

(1)	“Other industries” within domestic and “other” within foreign include trade receivables and lease receivables of consolidated variable interest entities.

Total loans before allowance for loan losses increased by ¥209 billion from the end of the previous fiscal year to ¥78,257 billion as of September 30, 2015. Loans to domestic borrowers decreased by ¥654 billion from the end of the previous fiscal year to ¥53,356 billion as of September 30, 2015, due primarily to a decrease in loans to government and public institutions and other industries.

Loans to foreign borrowers increased by ¥868 billion from the end of the previous fiscal year to ¥25,070 billion as of September 30, 2015. The increase in loans to foreign borrowers was due primarily to an increase in banks and other financial institutions, in almost all regions.

Within our loan portfolio, loans to domestic borrowers decreased from 69.1% to 68.0% while loans to foreign borrowers increased from 30.9% to 32.0%.

Balance of Impaired Loans

The following table shows our impaired loans as of March 31, 2015 and September 30, 2015 based on classifications by domicile and industry segment:

	As of				Increase (decrease)
	March 31, 2015		September 30, 2015
	Impaired loans	Ratio to gross total loans to industry	Impaired loans	Ratio to gross total loans to industry	Impaired loans	Ratio to gross total loans to industry
	(in billions of yen, except percentages)
Domestic:
Manufacturing	¥480	5.8%	¥378	4.6%	¥(102)	(1.2)%
Construction and real estate	101	1.4	89	1.2	(12)	(0.2)
Services	71	1.7	72	1.6	1	(0.1)
Wholesale and retail	150	2.7	150	2.7	—	0.0
Transportation and communications	36	1.1	35	1.1	(1)	0.0
Banks and other financial institutions	5	0.1	7	0.2	2	0.1
Other industries	1	0.0	4	0.0	3	0.0
Individuals	143	1.2	133	1.1	(10)	(0.1)

Total domestic	987	1.8	868	1.6	(119)	(0.2)
Foreign	188	0.8	204	0.8	16	0.0

Total impaired loans	¥1,175	1.5	¥1,072	1.4	¥(103)	(0.1)

Impaired loans decreased by ¥103 billion, or 8.8%, from the end of the previous fiscal year to ¥1,072 billion as of September 30, 2015. Impaired loans to domestic borrowers decreased by ¥119 billion due mainly to a decrease in manufacturing as a result of the restructuring on certain borrowers. Impaired loans to foreign borrowers increased by ¥16 billion, and the relative impact of foreign currency fluctuations on the increase was immaterial.

Reflecting the aforementioned change, the percentage of impaired loans within gross total loans decreased from 1.5% as of March 31, 2015 to 1.4% as of September 30, 2015. The percentage of impaired loans net of allowance for loan losses to gross total loans net of allowance decreased from 0.84% as of March 31, 2015 to 0.78% as of September 30, 2015, due to a decrease in impaired loans net of allowance for loan losses and an increase in gross total loans net of allowance for loan losses.

Allowance for Loan Losses

Balance of allowance for loan losses

The following table summarizes the allowance for loan losses by component and as a percentage of the corresponding loan balance as of March 31, 2015 and September 30, 2015:

	As of		Increase (decrease)
	March 31, 2015	September 30, 2015
	(in billions of yen, except percentages)
Allowance for loan losses on impaired loans(1) (A)	¥352	¥308	¥(44)
Allowance for loan losses on non-impaired loans (B)	168	157	(11)

Total allowance for loan losses (C)	520	465	(55)
Impaired loans requiring an allowance for loan losses (D)	1,025	931	(94)
Impaired loans not requiring an allowance for loan losses (E)	150	141	(9)
Non-impaired loans(2) (F)	77,037	77,354	317

Gross total loans (G)	¥78,212	¥78,426	¥214

Percentage of allowance for loan losses on impaired loans against the balance of impaired loans requiring an allowance (A)/(D)x100	34.37%	33.11%	(1.26)%
Percentage of allowance for loan losses on non-impaired loans against the balance of non-impaired loans (B)/(F)x100	0.22	0.20	(0.02)
Percentage of total allowance for loan losses against gross total loans (C)/(G)x100	0.67	0.59	(0.08)

Notes:

(1)	The allowance for loan losses on impaired loans includes the allowance for groups of small balance, homogeneous loans totaling ¥378 billion as of September 30, 2015 which were collectively evaluated for impairment, in addition to the allowance on loans that were individually evaluated for impairment.
(2)	Non-impaired loans refer to loans categorized as “normal obligors” and “watch obligors (excluding special attention obligors)” under our internal rating system.

Allowance for loan losses decreased by ¥55 billion from the end of the previous fiscal year to ¥465 billion as of September 30, 2015. This decrease was due to a decrease of ¥44 billion in the allowance for loan losses on impaired loans as a result of a decrease in impaired loans requiring an allowance for loan losses and a decrease of ¥11 billion in the allowance for loan losses on non-impaired loans as a result primarily of upgrades in the obligor categories of a broad range borrowers. Gross total loans increased due to an increase in non-impaired loans offset in part by a decrease in impaired loans. As a result, the percentage of total allowance for loan losses against gross total loans decreased by 0.08% to 0.59% and the percentage of allowance for loan losses on impaired loans against the balance of impaired loans requiring an allowance decreased by 1.26% to 33.11%.

The primary factors behind the gap between the 10.6% decrease in allowance for loan losses and the 0.3% increase in the balance of gross total loans as of September 30, 2015 compared to March 31, 2015 consisted mainly of the increase in the balance of non-impaired loans, the decrease in impaired loans requiring an allowance for loan losses due to improvement in our loan portfolio and the decrease in the percentage of allowance for loan losses on impaired loans against the balance of impaired loans.

Impaired loans decreased by 8.8% from the end of the previous fiscal year due mainly to a decrease in impaired loans requiring an allowance for loan losses. Allowance for loan losses on impaired loans decreased by 12.5%.

The coverage ratio for impaired loans decreased by 0.9% as of September 30, 2015 compared to March 31, 2015. The decrease was due to how the percentage decrease in allowance for loan losses was greater than the percentage decrease in impaired loans.

Provision (credit) for loan losses

The following table summarizes changes in our allowance for loan losses in the six months ended September 30, 2014 and 2015:

	Six months ended September 30,		Increase (decrease)
	2014	2015
	(in billions of yen)
Allowance for loan losses at beginning of fiscal year	¥626	¥520	¥(106)
Provision (credit) for loan losses	(92)	3	95
Charge-offs	(24)	(67)	(43)
Recoveries	15	10	(5)

Net charge-offs	(9)	(57)	(48)
Others(1)	3	(1)	(4)

Balance at end of six-month period	¥528	¥465	¥(63)

Note:

(1)	“Others” includes primarily foreign exchange translation.

We recorded a provision for loan losses of ¥3 billion in the six months ended September 30, 2015 compared to a credit for loan losses of ¥92 billion in the six months ended September 30, 2014. We recorded a modest level of provision for loan losses in the six months ended September 30, 2015, reflecting how the Japanese economy was in a “leveling off” phase as described in “—Recent Developments—Operating Environment,” whereas we recorded a credit for loan losses in the six months ended September 30, 2014, reflecting how the Japanese economy was in a “gradual recovery” phase.

Charge-offs increased by ¥43 billion from the six months ended September 30, 2014 to ¥67 billion for the six months ended September 30, 2015. The increase was due primarily to an increase in charge-offs of domestic loans.

Investments

The majority of our investments are available-for-sale and held-to-maturity securities, which as of March 31, 2015 and September 30, 2015 were as follows:

	As of						Increase (decrease)
	March 31, 2015			September 30, 2015
	Amortized cost	Fair value	Net unrealized gains (losses)	Amortized cost	Fair value	Net unrealized gains (losses)	Amortized cost	Fair value	Net unrealized gains (losses)
	(in billions of yen)
Available-for-sale securities:
Debt securities	¥22,601	¥22,674	¥73	¥20,930	¥20,999	¥69	¥(1,671)	¥(1,675)	¥(4)
Japanese government bonds	17,391	17,414	23	15,572	15,595	23	(1,819)	(1,819)	—
Other than Japanese government bonds	5,210	5,260	50	5,358	5,404	46	148	144	(4)
Equity securities (marketable)	1,698	4,397	2,699	1,599	3,928	2,329	(99)	(469)	(370)

Total	¥24,299	¥27,071	¥2,772	¥22,529	¥24,927	¥2,398	¥(1,770)	¥(2,144)	¥(374)

Held-to-maturity securities:
Debt securities:
Japanese government bonds	4,360	4,389	29	4,060	4,093	33	(300)	(296)	4
Agency mortgage-backed securities	1,287	1,289	2	1,192	1,187	(5)	(95)	(102)	(7)

Total	¥5,647	¥5,678	¥31	¥5,252	¥5,280	¥28	¥(395)	¥(398)	¥(3)

Available-for-sale securities decreased by ¥2,144 billion from the end of the previous fiscal year to ¥24,927 billion as of September 30, 2015. This decrease was due primarily to a decrease in Japanese government bonds due to the sales and redemptions as a result of our risk management activities related to our bond portfolio, and a decrease in equity securities (marketable) due to the decline in Japanese stock prices as of September 30, 2015 compared to those as of March 31, 2015. Held-to-maturity securities decreased by ¥395 billion from the end of the previous fiscal year to ¥5,252 billion as of September 30, 2015. See note 3 to our consolidated financial statements for details of other investments included within investments.

Cash and Due from Banks

Cash and due from banks decreased by ¥18 billion from the end of the previous fiscal year to ¥1,510 billion as of September 30, 2015. The decrease was due to net cash used in investing activities of ¥4,658 billion, offset in part by net cash provided by financial activities of ¥3,583 billion and net cash provided by operating activities of ¥1,062 billion.

Liabilities

The following table shows our liabilities as of March 31, 2015 and September 30, 2015:

	As of		Increase (decrease)
	March 31, 2015	September 30, 2015
	(in billions of yen)
Deposits	¥114,206	¥116,598	¥2,392
Due to trust accounts	1,241	1,397	156
Call money and funds purchased	5,091	5,738	647
Payables under repurchase agreements	19,612	19,677	65
Payables under securities lending transactions	2,462	2,349	(113)
Other short-term borrowings	1,583	1,909	326
Trading account liabilities	16,472	15,717	(755)
Bank acceptances outstanding	139	178	39
Income taxes payable	159	106	(53)
Deferred tax liabilities	294	200	(94)
Accrued expenses	154	157	3
Long-term debt	14,582	14,584	2
Other liabilities	5,935	5,589	(346)

Total liabilities	¥181,930	¥184,199	¥2,269

Total liabilities increased by ¥2,269 billion from the end of the previous fiscal year to ¥184,199 billion as of September 30, 2015. This increase was due primarily to increases of ¥2,392 billion in deposits and ¥1,081 billion in short-term borrowings, offset in part by a decrease of ¥755 billion in trading account liabilities, primarily derivative contracts. We analyze short-term borrowings, consisting of due to trust accounts, call money and funds purchased, payables under repurchase agreements, payables under securities lending transactions and other short-term borrowings, on a combined basis.

Deposits

The following table shows a breakdown of our deposits as of March 31, 2015 and September 30, 2015:

	As of		Increase (decrease)
	March 31, 2015	September 30, 2015
	(in billions of yen)
Domestic:
Noninterest-bearing deposits	¥13,576	¥13,945	¥369
Interest-bearing deposits	78,188	79,323	1,135

Total domestic deposits	91,764	93,268	1,504

Foreign:
Noninterest-bearing deposits	1,358	1,527	169
Interest-bearing deposits	21,084	21,803	719

Total foreign deposits	22,442	23,330	888

Total deposits	¥114,206	¥116,598	¥2,392

Deposits increased by ¥2,392 billion from the end of the previous fiscal year to ¥116,598 billion as of September 30, 2015. Domestic deposits increased by ¥1,504 billion from the end of the previous fiscal year to

¥93,268 billion as of September 30, 2015. Domestic interest-bearing deposits increased by ¥1,135 billion from the end of the previous fiscal year to ¥79,323 billion as of September 30, 2015, due mainly to increases in time deposits and certificates of deposits. Foreign deposits increased by ¥888 billion from the end of the previous fiscal year to ¥23,330 billion as of September 30, 2015, due mainly to an increase in time deposits, offset in part by a decrease in certificates of deposits.

Short-term Borrowings

The following table shows a breakdown of our short-term borrowings as of March 31, 2015 and September 30, 2015:

	As of						Increase (decrease)
	March 31, 2015			September 30, 2015
	Domestic	Foreign	Total	Domestic	Foreign	Total	Domestic	Foreign	Total
	(in billions of yen)
Due to trust accounts	¥1,241	¥—	¥1,241	¥1,397	¥—	¥1,397	¥156	¥—	¥ 156
Call money and funds purchased, and payables under repurchase agreements and securities lending transactions	8,857	18,308	27,165	10,366	17,398	27,764	1,509	(910)	599
Other short-term borrowings	1,237	346	1,583	1,216	693	1,909	(21)	347	326

Total short-term borrowings	¥11,335	¥18,654	¥29,989	¥12,979	¥18,091	¥31,070	¥1,644	¥(563)	¥1,081

Short-term borrowings increased by ¥1,081 billion from the end of the previous fiscal year to ¥31,070 billion as of September 30, 2015. Domestic short-term borrowings increased by ¥1,644 billion due mainly to increases in payables under repurchase agreements, and call money and funds purchased. Foreign short-term borrowings decreased by ¥563 billion due mainly to a decrease in payables under repurchase agreements, offset in part by an increase in other short-term borrowings.

Equity

The following table shows a breakdown of equity as of March 31, 2015 and September 30, 2015:

	As of		Increase (decrease)
	March 31, 2015	September 30, 2015
	(in billions of yen)
MHFG shareholders’ equity:
Preferred stock	¥213	¥144	¥(69)
Common stock	5,590	5,659	69
Retained earnings	90	355	265
Accumulated other comprehensive income, net of tax	2,041	1,745	(296)
Treasury stock, at cost	(4)	(4)	—

Total MHFG shareholders’ equity	7,930	7,899	(31)
Noncontrolling interests	260	239	(21)

Total equity	¥8,190	¥8,138	¥(52)

Equity decreased by ¥52 billion from the end of the previous fiscal year to ¥8,138 billion as of September 30, 2015 due mainly to a decrease in accumulated other comprehensive income, net of tax, offset in part by an increase in retained earnings.

Preferred stock decreased by ¥69 billion from the end of the previous fiscal year to ¥144 billion as of September 30, 2015 as a result of the conversion of preferred stock to common stock.

Common stock increased by ¥69 billion from the end of the previous fiscal year to ¥5,659 billion as of September 30, 2015 primarily as a result of the issuance of new shares of common stock related to the conversion of preferred stock to common stock.

Retained earnings increased by ¥265 billion from the end of the previous fiscal year to ¥355 billion as of September 30, 2015. This increase was due primarily to net income attributable to MHFG shareholders for the six months ended September 30, 2015 of ¥366 billion, offset in part by dividend payment of ¥101 billion.

Accumulated other comprehensive income, net of tax decreased by ¥296 billion from the end of the previous fiscal year to ¥1,745 billion as of September 30, 2015 due primarily to a decrease in unrealized net gains on available-for-sale securities of ¥253 billion.

Treasury stock, at cost as of September 30, 2015 was the same level compared to that as of March 31, 2015.

Noncontrolling interests decreased by ¥21 billion from the end of the previous fiscal year to ¥239 billion as of September 30, 2015.

Liquidity

We continuously endeavor to enhance the management of our liquidity profile to meet our customers’ loan demand and deposit withdrawals and respond to unforeseen situations such as adverse movements in stock, foreign currencies, interest rates and other markets or changes in general domestic or international conditions. We manage our liquidity profile through the continuous monitoring of our cash flow situation, the enforcement of upper limits on funds raised in financial markets and other means as further set forth in “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Market and Liquidity Risk Management—Liquidity Risk Management Structure” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission.

Deposits, based on our broad customer base and brand recognition in Japan, have been our primary source of liquidity. Our total deposits increased by ¥2,392 billion, or 2.1%, from the end of the previous fiscal year to ¥116,598 billion as of September 30, 2015. Our average balance of deposits for the six months ended September 30, 2015 of ¥116,435 billion exceeded our average balance of loans for the same period by ¥38,906 billion. We invested the excess portion primarily in marketable securities and other high liquidity assets.

Secondary sources of liquidity include short-term borrowings such as call money and funds purchased and payables under repurchase agreements. We also issue long-term debt, including both senior and subordinated debt, as additional sources for liquidity. We utilize short-term borrowings to diversify our funding sources and to manage our funding costs. We raise subordinated long-term debt for the purpose of improving our capital adequacy ratios, which also enhances our liquidity profile. We believe we are able to access such sources of liquidity on a stable and flexible basis based on our current credit ratings. The following table shows credit ratings assigned to our principal banking subsidiaries by S&P and Moody’s as of December 31, 2015:

As of December 31, 2015
	S&P			Moody’s
	Long-term	Short-term	Stand-alone credit profile	Long-term	Short-term	Baseline credit assessment
Mizuho Bank	A(1)	A-1	a	A1	P-1	baa1
Mizuho Trust & Banking	A(1)	A-1	a	A1	P-1	baa1

Note:

(1)	S&P downgraded the long-term obligations of Mizuho Bank and Mizuho Trust & Banking by one notch to A and stable on September 17, 2015.

We source our funding in foreign currencies primarily from corporate customers, foreign governments, financial institutions and institutional investors, through short-term and long-term financing, under terms and pricing commensurate with our credit ratings above. In the event of future declines in our credit quality or that of

Japan in general, we expect to be able to purchase foreign currencies in sufficient amounts using the yen funds raised through our domestic customer base. As further measures to support our foreign currency liquidity, we hold foreign debt securities, maintain credit lines and swap facilities denominated in foreign currencies and pledge collateral to the U.S. Federal Reserve Bank to support future credit extensions.

In order to maintain appropriate funding liquidity, our principal banking subsidiaries hold highly liquid investment assets such as Japanese government bonds as liquidity reserve assets. We monitor the amount of liquidity reserve assets and report such amount to the monthly risk management committee. Minimum regulatory reserve amounts, or the reserve amount deposited with the Bank of Japan pursuant to applicable regulations that is calculated as a specified percentage of the amount of deposits held by our principal banking subsidiaries, are excluded in connection with our management of liquidity reserve asset levels. We established and apply classifications for the cash flow conditions affecting the group, including the amount of liquidity reserve assets, that range from “Normal” to “Anxious” and “Crisis” categories, and take appropriate actions based on such conditions. As of September 30, 2015, the balance of Japanese government bonds included within our investments was ¥15.6 trillion (excluding held-to-maturity securities), and a majority of this amount, which has historically not fluctuated significantly over the course of a fiscal year, was classified as the principal component of liquidity reserve assets.

Related to regulatory liquidity requirements, the liquidity coverage ratio (LCR) standard has been introduced in Japan. Under the standard, LCR is defined as the ratio obtained by dividing the sum of the amounts of high-quality liquid assets by the amount of net cash outflows, as each term is defined in and calculated pursuant to Financial Service Agency guidelines. The minimum LCR under the LCR guidelines is 100% on both a consolidated and non-consolidated basis for banks with international operations or on a consolidated basis for bank holding companies with international operations, while it is subject to phase-in arrangements pursuant to which the LCR is introduced with a minimum requirement of 60% during the period from March 31 to December 31, 2015, which subsequently rises in equal annual steps of 10 percentage points to reach 100% on January 1, 2019. Set forth below is the consolidated LCR data of Mizuho Financial Group and our principal banking subsidiaries as of September 30, 2015.

As of September 30, 2015
(in billions of yen, except percentages)
Mizuho Financial Group (Consolidated)
Total high-quality liquid assets (“HQLA”) allowed to be included in the calculation (weighted)	¥54,533
Net cash outflows (weighted)	42,450
LCR	128.4%
Mizuho Bank (Consolidated)
Total HQLA allowed to be included in the calculation (weighted)	¥48,522
Net cash outflows (weighted)	37,150
LCR	130.6%
Mizuho Trust and Banking (Consolidated)
Total HQLA allowed to be included in the calculation (weighted)	¥2,178
Net cash outflows (weighted)	1,552
LCR	140.5%

For more information on LCR, see “Item 4. Information on the Company—Supervision and Regulation—Liquidity” in our most recent Form 20-F.

Capital Adequacy

All yen figures and percentages in this subsection are truncated. Accordingly, the total of each column of figures may not be equal to the total of the individual items.

Regulatory Capital Requirements

Mizuho Financial Group and its principal banking subsidiaries are subject to regulatory capital requirements administered by the Financial Services Agency in accordance with the provisions of the Banking Act and related regulations. Failure to meet minimum capital requirements may initiate certain mandatory actions by regulators that, if undertaken, could have a direct material effect on our financial condition and results of operations.

The capital adequacy guidelines applicable to Japanese banks and bank holding companies with international operations supervised by the Financial Services Agency closely follow the risk-adjusted approach proposed by the Bank for International Settlements (“BIS”) and are intended to further strengthen the soundness and stability of Japanese banks. Effective March 31, 2007, guidelines were implemented by the Financial Services Agency to comply with the capital adequacy requirements set by BIS called Basel II. The framework of Basel II is based on the following three pillars: minimum capital requirements; supervisory review; and market discipline.

In May 2011, the capital adequacy guidelines were revised by the Financial Services Agency to comply with the package of measures to enhance the Basel II framework approved by the Basel Committee on Banking Supervision in July 2009. The revised guidelines, which became effective in December 2011, include the strengthening of rules governing trading book capital and the strengthening of treatment of certain securitizations under the first pillar.

In December 2010, the Basel Committee on Banking Supervision issued the Basel III rules text (later revised in June 2011, January 2013 and October 2014), which presents the details of global regulatory standards on bank capital adequacy and liquidity agreed by the Governors and Heads of Supervision, which is the oversight body of the Basel Committee on Banking Supervision, and endorsed by the G20 Leaders at the Seoul summit in November 2010. The rules text sets out higher and better-quality capital, better risk coverage, the introduction of a leverage ratio as a backstop to the risk-based requirement, the introduction of capital conservation buffer and countercyclical capital buffer as measures to promote the build-up of capital that can be drawn down in periods of stress, and the introduction of two global liquidity standards. The Financial Services Agency’s revisions to its capital adequacy guidelines became effective from March 31, 2013, which generally reflect rules in the Basel III rules text that have been applied from January 1, 2013. While the three-pillar structure of Basel II has been retained, Basel III includes various changes.

Under the first pillar, the capital ratio is calculated by dividing regulatory capital, or risk-based capital, by risk-weighted assets. With respect to the calculation of risk-weighted assets, we adopt the advanced internal ratings-based approach for credit risk. Under such approach, balance sheet assets and off-balance-sheet exposures, calculated under Japanese GAAP, are assessed to risk components such as probability of default and loss given default, which are derived from our own internal credit experience. In addition to credit risk, banks are required to measure and apply capital charges with respect to their market risks. Market risk is defined as the risk of losses in on- and off-balance-sheet positions arising from movements in market prices. Operational risk, which was introduced under Basel II with respect to regulatory capital requirements, is the risk of loss resulting from inadequate or failed internal processes, people and systems, or from external events. We adopt the advanced measurement approach for the measurement of operational risk equivalent by taking account of the following four elements: internal loss data; external loss data; scenario analysis; and business environment and internal control factors. Under Basel III, the calculation method of risk-weighted assets was revised, including certain modifications to the treatment of counterparty credit risk, such as a capital charge for credit valuation adjustment risk.

With regard to risk-based capital, the guidelines based on Basel III set out higher and better-quality capital standards compared to those under Basel II. The guidelines based on Basel III require a target minimum standard capital adequacy ratio of 8%, Tier 1 capital ratio of 6% and Common Equity Tier 1 capital ratio of 4.5%, on both a consolidated and non-consolidated basis for banks with international operations, such as Mizuho Bank and Mizuho Trust & Banking, or on a consolidated basis for bank holding companies with international operations, such as Mizuho Financial Group.

The Leverage Ratio framework is critical and complementary to the risk-based capital framework that will help ensure broad and adequate capture of both on- and off-balance sheet sources of banks’ leverage. This simple, non-risk-based measure is intended to restrict the build-up of excessive leverage in the banking sector to avoid destabilizing deleveraging processes that can damage the broader financial system and the economy. Implementation of the leverage ratio requirements began with bank-level reporting to national supervisors of the leverage ratio and its components, and a public disclosure is required from January 2015. Basel III’s leverage ratio is defined as the “capital measure” (numerator) divided by the “exposure measure” (denominator) and is expressed as a percentage. The capital measure is currently defined as Tier 1 capital and the minimum leverage ratio is currently defined as 3%. The Basel Committee will monitor banks’ leverage ratio data in order to assess whether the design and calibration of a minimum Tier 1 leverage ratio of 3% is appropriate. Any final adjustments to the definition and calibration of the leverage ratio will be made by 2017, with a view to migrate to a Pillar 1 (minimum capital requirements) treatment on January 1, 2018, based on appropriate review and calibration.

In November 2011, the Financial Stability Board published policy measures to address the systemic and moral hazard risks associated with systemically important financial institutions. The policy measures include requirements for global systemically important banks (“G-SIBs”) to have additional loss absorption capacity tailored to the impact of their default, ranging from 1% to 2.5% of risk-weighted assets, to be met with Common Equity Tier 1 capital, which would be in addition to the 7.0% Common Equity Tier 1 capital requirement (including capital conservation buffer). The requirements began phasing in starting in January 2016 with full implementation by January 2019. We were included in the list of G-SIBs updated in November 2015 and were allocated to the bucket that would require 1.0% of additional loss absorbency.

In November 2015, the Financial Services Agency published the revised capital adequacy guidelines to introduce the Basel III rules text regarding the capital conservation buffer, the countercyclical capital buffer and the additional loss absorption capacity requirement for G-SIBs and domestic systemically important banks (“D-SIBs”). These guidelines will become effective on March 31, 2016. The capital conservation buffer, the countercyclical capital buffer and the additional loss absorption capacity requirement for G-SIBs and D-SIBs must be met with Common Equity Tier1 capital under the revised guidelines, and if such buffer and requirement are not satisfied, a capital distribution constraints plan is required to be submitted to the Financial Services Agency and carried out. The capital conservation buffer will be phased in starting in March 2016 at 0.625% until becoming fully effective in March 2019 at 2.5%. In addition, subject to national discretion by the respective regulatory authorities, if the relevant national authority judges a period of excess credit growth to be leading to the build-up of system-wide risk, a countercyclical capital buffer ranging from 0% to 2.5% would also be imposed on banking organizations. The countercyclical capital buffer will be a weighted average of the buffers deployed across all the jurisdictions to which the banking organization has credit exposures.

In December 2015, the Financial Services Agency published a capital adequacy guideline regarding the designation of G-SIBs and D-SIBs in Japan. We were designated as both a G-SIB and D-SIB, and the additional loss absorption capacity requirement applied to us was 1.0%. The additional loss absorption capacity requirement was the same as that imposed by the Financial Stability Board, which will be phased in starting in March 2016 at 0.25% until becoming fully effective in March 2019 at 1.0%.

Related to regulatory capital requirements, in November 2015, the Financial Stability Board issued the final total loss-absorbing capacity (“TLAC”) standard for G-SIBs. The TLAC standard has been designed so that failing G-SIBs will have sufficient loss-absorbing and recapitalization capacity available in resolution for authorities to implement an orderly resolution. G-SIBs will be required to meet the TLAC requirement alongside the minimum regulatory requirements set out in the Basel III framework. Specifically, G-SIBs will be required to meet a Minimum TLAC requirement of at least 16% of the resolution group’s risk-weighted assets as from January 1, 2019 and at least 18% as from January 1, 2022. Minimum TLAC must also be at least 6% of the Basel III leverage ratio denominator as from January 1, 2019, and at least 6.75% as from January 1, 2022.

Japanese banks are also required to comply with the supervisory review process (second pillar) and disclosure requirements for market discipline (third pillar). Under the second pillar, banks are required to maintain adequate capital to support all of the major risks in their business and are encouraged to develop and use better risk management techniques in monitoring and managing such risks. Under the third pillar, banks are required to enhance disclosure, including disclosure of details of the capital adequacy ratio, the amount of each type of risk and the method of calculation used so that the market may make more effective evaluations. Further, the revisions to the Financial Services Agency’s guidelines relating to the third pillar, which reflect the enhanced disclosure requirements under Basel III and became effective on March 31, 2013, require banks to disclose, among other things, the components of their regulatory capital and the main features of their regulatory capital instruments in common templates.

Unless otherwise specified, the regulatory capital information set forth in this “—Capital Adequacy” is based on the current Basel III rules.

Consolidated Capital Adequacy Ratios

Our capital adequacy ratios as of March 31, 2015 and September 30, 2015, calculated in accordance with Japanese GAAP and the guidelines established by the Financial Services Agency, were as set forth in the following table:

	As of		Increase (decrease)
	March 31, 2015	September 30, 2015
	(in billions of yen, except percentages)
Common Equity Tier 1 capital	¥6,153.1	¥6,338.8	¥185.6
Additional Tier 1 capital	1,347.2	1,403.5	56.3

Tier 1 capital	7,500.3	7,742.3	241.9
Tier 2 capital	2,008.1	1,853.7	(154.3)

Total capital	¥9,508.4	¥9,596.1	¥87.6

Risk-weighted assets	¥65,191.9	¥62,309.2	¥(2,882.6)
Common Equity Tier 1 capital ratio	9.43%	10.17%	0.74%
Required Common Equity Tier 1 capital ratio	4.50	4.50	—
Tier 1 capital ratio	11.50	12.42	0.92
Required Tier 1 capital ratio	6.00	6.00	—
Total capital ratio	14.58	15.40	0.82
Required total capital ratio	8.00	8.00	—
Leverage ratio(1)	3.83	3.89	0.06

Note:

(1)	Due to an implementation of the leverage ratio requirements in Japan, public disclosure of the leverage ratio is required from March 31, 2015. Any final adjustments to the definition and calibration of the leverage ratio will be made by the Basel Committee on Banking Supervision by 2017.

Our total capital ratio as of September 30, 2015 was 15.40%, an increase of 0.82% compared to March 31, 2015. Our Tier 1 capital ratio as of September 30, 2015 was 12.42%, an increase of 0.92% compared to March 31, 2015. Our Common Equity Tier 1 capital ratio as of September 30, 2015 was 10.17%, an increase of

0.74% compared to March 31, 2015. The increases in each ratio were due mainly to a decrease in risk-weighted assets and to an increase in Common Equity Tier 1 capital. We believe that we were in compliance with all capital adequacy requirements to which we were subject as of September 30, 2015.

Capital

The following table shows a breakdown of our total risk-based capital as of March 31, 2015 and September 30, 2015:

	As of		Increase (decrease)
	March 31, 2015	September 30, 2015
	(in billions of yen)
Common Equity Tier 1 capital	¥6,153.1	¥6,338.8	¥185.6
Capital and stock surplus	3,152.2	3,223.1	70.8
Retained earnings	2,768.5	3,004.1	235.6
Treasury stock	(3.6)	(4.0)	(0.4)
Earnings to be distributed	(100.5)	(94.6)	5.9
Subscription rights to common shares	3.8	2.7	(1.0)
Accumulated other comprehensive income and other disclosed reserves	811.9	683.1	(128.8)
Common share capital issued by subsidiaries and held by third parties	12.1	11.7	(0.3)
Instruments and reserves subject to phase-out arrangements	49.1	52.3	3.2
Regulatory adjustments	(540.4)	(539.8)	0.6
Additional Tier 1 capital(1)(2) (3)	1,347.2	1,403.5	56.3
Directly issued qualifying Additional Tier 1 instruments plus related stock surplus of which: classified as liabilities under applicable accounting standards	—	300.0	300.0
Additional Tier 1 instruments issued by subsidiaries and held by third parties	29.5	29.1	(0.4)
Eligible Tier 1 capital instruments subject to phase-out arrangements(1)(2)	1,458.1	1,193.5	(264.6)
Instruments subject to phase-out arrangements	(24.2)	(26.2)	(1.9)
Regulatory adjustments	(116.3)	(92.8)	23.4

Tier 1 capital(1)(2) (3)	7,500.3	7,742.3	241.9

Tier 2 capital(4)	2,008.1	1,853.7	(154.3)
Directly issued qualifying Tier 2 instruments plus related stock surplus of which: classified as liabilities under applicable accounting standards	150.0	200.0	50.0
Tier 2 instruments plus related stock surplus issued by special purpose vehicles and other equivalent entities	180.4	179.9	(0.4)
Tier 2 instruments issued by subsidiaries and held by third parties	9.2	9.1	—
Eligible Tier 2 capital instruments subject to phase-out arrangements	1,108.8	1,031.8	(76.9)
General allowance for loan losses and eligible provisions included in Tier 2	4.6	5.3	0.7
Instruments and provisions subject to phase-out arrangements	730.7	595.9	(134.7)
Regulatory adjustments	(175.7)	(168.5)	7.2

Total capital(1)(2)(3)(4)	¥9,508.4	¥9,596.1	¥87.6

Notes:

(1)	As of September 30, 2015, the outstanding balance of our eleventh series class XI preferred stock was ¥144.0 billion. During the period from October 1, 2015 to December 31, 2015, holders of the preferred stock converted 1,868,000 shares (or ¥1.8 billion) by requesting us to acquire the preferred stock and issue common stock to them.
(2)	We redeemed ¥452.5 billion of non-dilutive preferred securities in June 2015.

(3)	In July 2015, we issued ¥300.0 billion of perpetual subordinated bonds with optional-redemption clause and write-down clause that are Basel III-eligible Additional Tier 1 capital instruments to qualified institutional investors in Japan.
(4)	In October 2015, we issued $750.0 million of dated subordinated bonds with a write-down feature that are Basel III-eligible Tier 2 capital instruments to overseas wholesale investors.

Our Common Equity Tier 1 capital increased by ¥185.6 billion from ¥6,153.1 billion as of March 31, 2015 to ¥6,338.8 billion as of September 30, 2015. The increase was due mainly to an increase in retained earnings as a result of recording net income for the six months ended September 30, 2015, offset in part by a decrease in accumulated other comprehensive income. Our Additional Tier 1 capital increased by ¥56.3 billion from ¥1,347.2 billion as of March 31, 2015 to ¥1,403.5 billion as of September 30, 2015. The increase was due mainly to the issuance of perpetual subordinated bonds, offset in part by the redemption of non-dilutive preferred securities subject to phase-out arrangements. As a result, our Tier 1 capital increased by ¥241.9 billion from ¥7,500.3 billion as of March 31, 2015 to ¥7,742.3 billion as of September 30, 2015.

Non-dilutive preferred securities issued by our overseas special purpose companies to investors are included within Additional Tier 1 capital and subject to phase-out arrangements. As of September 30, 2015, the outstanding balance of these securities was ¥1,049.4 billion. Although such non-dilutive preferred securities are perpetual in term, they are redeemable at our option, subject to prior approval from regulatory authorities, on, and on specified dates after, the relevant initial optional redemption date. The following table shows the initial optional redemption dates for the non-dilutive preferred securities included within our Additional Tier 1 capital as of September 30, 2015 and the total outstanding balance of non-dilutive preferred securities with each such initial optional redemption date. The non-dilutive preferred securities are denominated in yen, unless otherwise noted.

Initial optional redemption date	Outstanding balance of non-dilutive preferred securities included within Additional Tier 1 capital
	(in billions of yen)
June 2016	¥471.9	(1)
June 2018	274.5
June 2019	303.0

Note:

(1)	Denominated in yen (¥400.0 billion) and dollars ($600.0 million).

Our Tier 2 capital as of September 30, 2015 was ¥1,853.7 billion, a decrease of ¥154.3 billion compared to March 31, 2015. The decrease was due mainly to a decrease in unrealized gains on other securities and the effect of amortization of the existing eligible Tier 2 capital instruments subject to phase-out arrangements, offset in part by the issuance of dated subordinated bonds.

As a result of the above, total capital as of September 30, 2015 was ¥9,596.1 billion, an increase of ¥87.6 billion compared to March 31, 2015.

Risk-weighted Assets

The following table shows a breakdown of our risk-weighted assets as of March 31, 2015 and September 30, 2015:

	As of
	March 31, 2015	September 30, 2015	Increase (decrease)
	(in billions of yen)
Risk-weighted assets:
Credit risk assets	¥58,602.7	¥57,249.5	¥(1,353.2)
Market risk equivalent assets	3,473.8	1,982.7	(1,491.0)
Operational risk equivalent assets	3,115.3	3,076.9	(38.3)

Total	¥65,191.9	¥62,309.2	¥(2,882.6)

Risk-weighted assets as of September 30, 2015 were ¥62,309.2 billion, a decrease of ¥2,882.6 billion compared to March 31, 2015. Credit risk assets decreased by ¥1,353.2 billion to ¥57,249.5 billion due mainly to a decline in stock prices in Japan. Market risk equivalent assets decreased by ¥1,491.0 billion to ¥1,982.7 billion due mainly to a reduction of our foreign exchange position. Operational risk equivalent assets decreased by ¥38.3 billion to ¥3,076.9 billion.

Principal Banking Subsidiaries

Capital adequacy ratios of our principal banking subsidiaries, on a consolidated basis, as of March 31, 2015 and September 30, 2015, calculated in accordance with Japanese GAAP and the guidelines established by the Financial Services Agency, were as set forth in the following table:

	As of		Increase (decrease)
	March 31, 2015	September 30, 2015
Mizuho Bank
Common Equity Tier 1 capital ratio	10.42%	10.83%	0.41%
Tier 1 capital ratio	12.13	13.06	0.93
Total capital ratio	15.30	16.01	0.71
Mizuho Trust & Banking
Common Equity Tier 1 capital ratio	16.67	19.06	2.39
Tier 1 capital ratio	16.68	19.10	2.42
Total capital ratio	19.21	21.13	1.92

We believe each of our principal banking subsidiaries was in compliance with all capital adequacy requirements to which it was subject as of September 30, 2015.

Our securities subsidiaries in Japan are also subject to the capital adequacy requirement under the Financial Instruments and Exchange Act. Failure to maintain a minimum capital ratio will trigger mandatory regulatory actions. We believe, as of September 30, 2015, that our securities subsidiaries in Japan were in compliance with all capital adequacy requirements to which they were subject.

Off-balance-sheet Arrangements

See note 15 “Commitments and contingencies” and note 16 “Variable interest entities and securitizations” to our consolidated financial statements included elsewhere in this report.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (Unaudited)

	March 31, 2015	September 30, 2015
	(in millions of yen)
Assets:
Cash and due from banks	1,528,306	1,510,362
Interest-bearing deposits in other banks	27,852,853	33,976,568
Call loans and funds sold	444,115	455,393
Receivables under resale agreements (Note 18)	8,582,026	8,618,215
Receivables under securities borrowing transactions (Note 18)	4,059,341	3,900,412
Trading account assets (including assets pledged that secured parties are permitted to sell or repledge of ¥7,645,031 million at March 31, 2015 and ¥7,688,415 million at September 30, 2015) (Notes 17 and 18)	29,416,024	28,696,421
Investments (Notes 3 and 17):
Available-for-sale securities (including assets pledged that secured parties are permitted to sell or repledge of ¥776,660 million at March 31, 2015 and ¥996,503 million at September 30, 2015)	27,070,710	24,927,095
Held-to-maturity securities (including assets pledged that secured parties are permitted to sell or repledge of ¥1,272,433 million at March 31, 2015 and ¥1,267,048 million at September 30, 2015)	5,647,341	5,252,214
Other investments	697,687	595,452
Loans (Notes 4, 5 and 17)	78,048,276	78,257,413
Allowance for loan losses	(520,259)	(465,038)

Loans, net of allowance	77,528,017	77,792,375
Premises and equipment—net	1,632,485	1,737,468
Due from customers on acceptances	139,011	177,461
Accrued income	280,010	267,549
Goodwill	11,703	10,646
Intangible assets	53,580	51,106
Deferred tax assets	57,921	56,820
Other assets (Notes 4, 6, 14 and 17)	5,118,604	4,311,938

Total assets	190,119,734	192,337,495

The following table presents the assets of consolidated variable interest entities (“VIE”s), which are included in the consolidated balance sheets above. The assets in the table below can be used only to settle obligations of consolidated VIEs.

	March 31, 2015	September 30, 2015
	(in millions of yen)
Assets of consolidated VIEs:
Cash and due from banks	79,408	37,334
Interest-bearing deposits in other banks	12,267	74,684
Trading account assets	1,877,877	1,786,828
Investments	47,505	34,644
Loans, net of allowance	2,817,142	2,408,444
Other	1,050,504	692,607

Total assets	5,884,703	5,034,541

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (Unaudited)—(Continued)

	March 31, 2015	September 30, 2015
	(in millions of yen)
Liabilities and equity:
Deposits:
Domestic:
Noninterest-bearing deposits	13,576,340	13,945,206
Interest-bearing deposits	78,187,584	79,323,379
Foreign:
Noninterest-bearing deposits	1,358,121	1,527,207
Interest-bearing deposits	21,084,396	21,803,043
Due to trust accounts	1,241,101	1,396,519
Call money and funds purchased	5,091,198	5,738,107
Payables under repurchase agreements (Notes 18 and 19)	19,612,021	19,677,143
Payables under securities lending transactions (Notes 18 and 19)	2,462,315	2,349,266
Other short-term borrowings	1,582,597	1,908,998
Trading account liabilities (Notes 17 and 18)	16,471,857	15,716,931
Bank acceptances outstanding	139,011	177,461
Income taxes payable	158,748	106,436
Deferred tax liabilities	293,956	200,301
Accrued expenses	153,541	156,477
Long-term debt (including liabilities accounted for at fair value of ¥739,727 million at March 31, 2015 and ¥722,352 million at September 30, 2015) (Note 17)	14,582,241	14,583,735
Other liabilities (Notes 6, 14 and 17)	5,934,863	5,588,839

Total liabilities	181,929,890	184,199,048

Commitments and contingencies (Note 15)

Equity:
MHFG shareholders’ equity:
Preferred stock (Note 7)	213,121	144,073
Common stock (Note 7)—no par value, authorized 48,000,000,000 shares at March 31, 2015 and September 30, 2015, and issued 24,621,897,967 shares at March 31, 2015, and 24,870,929,677 shares at September 30, 2015	5,590,396	5,659,240
Retained earnings	89,432	354,721
Accumulated other comprehensive income, net of tax (Note 9)	2,041,005	1,744,935
Less: Treasury stock, at cost—Common stock 11,649,262 shares at March 31, 2015, and 12,395,841 shares at September 30, 2015	(3,616)	(4,031)

Total MHFG shareholders’ equity	7,930,338	7,898,938
Noncontrolling interests	259,506	239,509

Total equity	8,189,844	8,138,447

Total liabilities and equity	190,119,734	192,337,495

The following table presents the liabilities of consolidated VIEs, which are included in the consolidated balance sheets above. The creditors or investors of the consolidated VIEs have no recourse to the MHFG Group, except where the Group provides credit enhancement through guarantees or other means.

	March 31, 2015	September 30, 2015
	(in millions of yen)
Liabilities of consolidated VIEs:
Other short-term borrowings	311,334	309,288
Trading account liabilities	2,293	36
Long-term debt	250,448	290,138
Other	1,492,914	1,047,079

Total liabilities	2,056,989	1,646,541

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

	Six months ended September 30,
	2014	2015
	(in millions of yen)
Interest and dividend income:
Loans, including fees	484,812	510,782
Investments:
Interest	67,476	54,785
Dividends	34,515	39,287
Trading account assets	76,501	71,701
Call loans and funds sold	4,153	3,460
Receivables under resale agreements and securities borrowing transactions	15,103	22,211
Deposits	23,424	31,382

Total interest and dividend income	705,984	733,608

Interest expense:
Deposits	70,703	96,334
Trading account liabilities	15,968	11,163
Call money and funds purchased	3,715	3,897
Payables under repurchase agreements and securities lending transactions	16,811	25,808
Other short-term borrowings	4,263	2,788
Long-term debt	87,519	87,963

Total interest expense	198,979	227,953

Net interest income	507,005	505,655
Provision (credit) for loan losses (Notes 4 and 5)	(91,561)	3,030

Net interest income after provision (credit) for loan losses	598,566	502,625

Noninterest income:
Fee and commission income	332,228	365,411
Foreign exchange gains (losses)—net	(6,126)	47,938
Trading account gains (losses)—net	288,022	149,142
Investment gains (losses)—net (Note 3)	101,291	149,312
Equity in earnings (losses) of equity method investees—net	18,331	20,151
Gains on disposal of premises and equipment	1,862	8,756
Other noninterest income (Note 14)	67,826	113,386

Total noninterest income	803,434	854,096

Noninterest expenses:
Salaries and employee benefits (Note 13)	292,617	315,826
General and administrative expenses	249,589	268,901
Occupancy expenses	92,519	100,777
Fee and commission expenses	70,119	77,303
Provision (credit) for losses on off-balance-sheet instruments	(8,005)	(9,324)
Other noninterest expenses (Note 14)	77,170	60,708

Total noninterest expenses	774,009	814,191

Income before income tax expense	627,991	542,530
Income tax expense (Note 12)	219,999	167,261

Net income	407,992	375,269
Less: Net income attributable to noncontrolling interests	4,187	9,396

Net income attributable to MHFG shareholders	403,805	365,873

	(in yen)
Earnings per common share (Note 11):
Basic net income per common share	16.52	14.74

Diluted net income per common share	15.91	14.41

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Unaudited)

	Six months ended September 30,
	2014	2015
	(in millions of yen)
Net income	407,992	375,269
Other comprehensive income (loss), net of tax	295,766	(297,397)

Total comprehensive income	703,758	77,872
Less: Total comprehensive income attributable to noncontrolling interests	2,869	8,069

Total comprehensive income attributable to MHFG shareholders	700,889	69,803

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY (Unaudited)

	Six months ended September 30,
	2014	2015
	(in millions of yen)
Preferred stock (Note 7):
Balance at beginning of period	312,651	213,121
Conversion to common stock	(34,753)	(69,048)

Balance at end of period	277,898	144,073

Common stock (Note 7):
Balance at beginning of period	5,489,295	5,590,396
Issuance of new shares of common stock due to conversion of preferred stock	34,753	69,048
Issuance of new shares of common stock due to exercise of stock acquisition rights	863	772
Gains (losses) on disposal of treasury stock	67	82
Stock-based compensation	(1,155)	(1,058)
Change in ownership interest in consolidated subsidiaries	(4)	—

Balance at end of period	5,523,819	5,659,240

Retained earnings (Accumulated deficit):
Balance at beginning of period	(537,479)	89,432
Net income attributable to MHFG shareholders	403,805	365,873
Dividends declared	(88,013)	(100,584)

Balance at end of period	(221,687)	354,721

Accumulated other comprehensive income, net of tax (Note 9):
Balance at beginning of period	1,117,877	2,041,005
Change during period	297,084	(296,070)

Balance at end of period	1,414,961	1,744,935

Treasury stock, at cost:
Balance at beginning of period	(3,874)	(3,616)
Purchases of treasury stock	(265)	(684)
Disposal of treasury stock	299	269

Balance at end of period	(3,840)	(4,031)

Total MHFG shareholders’ equity	6,991,151	7,898,938

Noncontrolling interests:
Balance at beginning of period	242,901	259,506
Effect of other increase/decrease in consolidated subsidiaries	(41,978)	(25,819)
Dividends paid to noncontrolling interests	(2,472)	(2,246)
Net income attributable to noncontrolling interests	4,187	9,396
Net unrealized gains (losses) on available-for-sale securities attributable to noncontrolling interests	(1,248)	(1,168)
Foreign currency translation adjustments attributable to noncontrolling interests	(43)	(146)
Pension liability adjustments attributable to noncontrolling interests	(27)	(14)

Balance at end of period	201,320	239,509

Total equity	7,192,471	8,138,447

Note:	The amounts that have been reclassified out of Accumulated other comprehensive income, net of tax into net income are presented in Note 9 “Accumulated other comprehensive income”.

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	Six months ended September 30,
	2014	2015
	(in millions of yen)
Cash flows from operating activities:
Net income	407,992	375,269
Less: Net income attributable to noncontrolling interests	4,187	9,396

Net income attributable to MHFG shareholders	403,805	365,873
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	81,609	82,608
Provision (credit) for loan losses	(91,561)	3,030
Investment losses (gains)—net	(101,291)	(149,312)
Equity in losses (earnings) of equity method investees—net	(18,331)	(20,151)
Foreign exchange losses (gains)—net	130,154	(43,487)
Deferred income tax expense	102,408	29,890
Net change in trading account assets	(3,728,775)	1,249,754
Net change in trading account liabilities	2,634,788	(771,660)
Net change in loans held for sale	5,297	(32,588)
Net change in accrued income	16,310	11,601
Net change in accrued expenses	28,358	(48,749)
Other—net	(365,881)	385,330

Net cash provided by (used in) operating activities	(903,110)	1,062,139

Cash flows from investing activities:
Proceeds from sales of investments	36,100,383	10,581,839
Proceeds from maturities of investments	2,672,572	6,161,992
Purchases of investments	(39,697,918)	(14,099,866)
Proceeds from sales of loans	514,954	62,849
Net change in loans	(528,104)	(1,141,961)
Net change in interest-bearing deposits in other banks	(2,782,418)	(6,148,274)
Net change in call loans and funds sold, and receivables under resale agreements and securities borrowing transactions	(717,889)	108,419
Proceeds from sales of premises and equipment	18,247	34,379
Purchases of premises and equipment	(102,521)	(217,527)

Net cash used in investing activities	(4,522,694)	(4,658,150)

Cash flows from financing activities:
Net change in deposits	5,128,125	2,563,948
Net change in call money and funds purchased, and payables under repurchase agreements and securities lending transactions	904,530	577,560
Net change in due to trust accounts	(30,430)	155,418
Net change in other short-term borrowings	(1,957,532)	333,078
Proceeds from issuance of long-term debt	2,507,188	1,326,988
Repayment of long-term debt	(1,273,521)	(1,271,652)
Proceeds from noncontrolling interests	528	283
Payment to noncontrolling interests	—	(5)
Proceeds from issuance of common stock	6	5
Proceeds from sales of treasury stock	3	2
Purchases of treasury stock	(6)	(8)
Dividends paid	(88,147)	(100,659)
Dividends paid to noncontrolling interests	(2,472)	(2,246)

Net cash provided by financing activities	5,188,272	3,582,712

Effect of exchange rate changes on cash and due from banks	5,095	(4,645)

Net decrease in cash and due from banks	(232,437)	(17,944)
Cash and due from banks at beginning of period	1,696,879	1,528,306

Cash and due from banks at end of period	1,464,442	1,510,362

Supplemental disclosure of cash flow information:
Noncash investing activities:
Transfer of loans into other investments	2,399	63,420
Investment in capital leases	1,980	12,618

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1. Basis of presentation

Mizuho Financial Group, Inc. (“MHFG”) is a joint stock corporation with limited liability under the laws of Japan. MHFG, through its subsidiaries (“the MHFG Group”, or “the Group”), provides domestic and international financial services in Japan and other countries. For a discussion of the Group’s segment information, see Note 20 “Business segment information”.

The accompanying consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”). The consolidated financial statements are stated in Japanese yen, the currency of the country in which MHFG is incorporated and principally operates.

The accompanying consolidated financial statements include the accounts of MHFG and its subsidiaries. MHFG’s interim financial reporting period ends on September 30 and certain subsidiaries’ interim financial reporting period ends on June 30. The necessary adjustments have been made to the consolidated financial statements if significant transactions took place during the three-months periods. When determining whether to consolidate investee entities, the MHFG Group performed a careful analysis of the facts and circumstances of the particular relationships between the MHFG Group and the investee entities as well as the ownership of voting shares. The consolidated financial statements also include the accounts of the VIEs for which MHFG or its subsidiaries have been determined to be the primary beneficiary in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810, “Consolidation” (“ASC 810”). All significant intercompany transactions and balances have been eliminated upon consolidation. The MHFG Group accounts for investments in entities over which it has significant influence by using the equity method of accounting. These investments are included in Other investments and the Group’s proportionate share of income or loss is included in Equity in earnings (losses) of equity method investees—net.

The unaudited consolidated financial statements should be read in conjunction with the audited financial statements and related notes thereto included in the annual financial statements for the fiscal year ended March 31, 2015.

Certain financial information that is normally included in annual financial statements prepared in accordance with U.S. GAAP, but is not required for interim reporting purposes, has been condensed or omitted.

Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts and related disclosures. Specific areas, among others, requiring the application of management’s estimates and judgment include assumptions pertaining to the allowance for loan losses, allowance for losses on off-balance-sheet instruments, deferred tax assets, derivative financial instruments, investments and pension and other employee benefits. Actual results could differ from estimates and assumptions made.

2. Recently issued accounting pronouncements

Recently adopted accounting pronouncements

In June 2014, the FASB issued Accounting Standards Update (“ASU”) No.2014-11, “Transfers and Servicing (Topic 860)—Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures” (“ASU No.2014-11”). The ASU changes the accounting for repurchase-to-maturity transactions to secured borrowing accounting. For repurchase financing arrangements, the ASU requires separate accounting for a transfer of a financial asset

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

executed contemporaneously with a repurchase agreement with the same counterparty, which will result in secured borrowing accounting for the repurchase agreement. The ASU requires disclosures for certain transactions comprising (1) a transfer of a financial asset accounted for as a sale and (2) an agreement with the same transferee entered into in contemplation of the initial transfer that results in the transferor retaining substantially all of the exposure to the economic return on the transferred financial asset throughout the term of the transaction. The ASU also requires an entity to disclose certain information, including risks related to collateral pledged, for repurchase agreements, securities lending transactions, and repurchase-to-maturity transactions that are accounted for as secured borrowings. The ASU is effective for the first interim or annual period beginning after December 15, 2014, except for interim disclosure requirements related to secured borrowings, which are effective for interim periods beginning after March 15, 2015. The adoption of ASU No.2014-11 did not have a material impact on the MHFG Group’s consolidated results of operations or financial condition.

Accounting pronouncements issued but not yet effective

In May 2014, the FASB issued ASU No.2014-09, “Revenue from Contracts with Customers (Topic 606)” (“ASU No.2014-09”). The ASU provides comprehensive guidance in respect of revenue recognition, in convergence with International Financial Reporting Standards (“IFRS”), to improve financial reporting in U.S. GAAP by replacing the current complex guidance for recognizing revenue. The core principle of this ASU is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The ASU was effective for fiscal years and interim periods within those fiscal years, beginning after December 15, 2016. In August 2015, the FASB issued ASU No.2015-14, “Revenue from Contracts with Customers (Topic 606) —Deferral of the Effective Date” (“ASU No.2015-14”) to defer the effective date of ASU No.2014-09 by one year. Therefore, ASU No.2014-09 is effective for annual periods and interim reporting periods within those annual periods, beginning after December 15, 2017. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The MHFG Group is currently evaluating the potential impact that the adoption of ASU No.2014-09 and ASU No.2015-14 will have on its consolidated results of operations and financial condition.

In November 2014, the FASB issued ASU No.2014-16, “Derivatives and Hedging (Topic 815)—Determining Whether the Host Contract in a Hybrid Financial Instrument Issued in the Form of a Share Is More Akin to Debt or to Equity” (“ASU No.2014-16”). The ASU clarifies that an entity that issues or invests in a hybrid financial instrument should determine the nature of the host contract by considering the economic characteristics and risks of the entire hybrid financial instrument, including the embedded derivative feature that is being evaluated for bifurcation. The ASU also clarifies that an entity should assess the substance of the relevant terms and features in evaluating the nature of a host contract when considering how to weight those terms and features. Specifically, the assessment of the substance of the relevant terms and features should incorporate a consideration of (1) the characteristics of the terms and features themselves, (2) the circumstances under which the hybrid financial instrument was issued or acquired, and (3) the potential outcomes of the hybrid financial instrument, as well as the likelihood of those potential outcomes. The ASU is effective for fiscal years and interim periods within those fiscal years, beginning after December 15, 2015. Early adoption is permitted. The MHFG Group is currently evaluating the potential impact that the adoption of ASU No.2014-16 will have on its consolidated results of operations and financial condition.

In February 2015, the FASB issued ASU No.2015-02, “Consolidation (Topic 810)—Amendments to the Consolidation Analysis” (“ASU No.2015-02”). The ASU amends the following provisions about the current accounting for consolidation of certain legal entities: (1) modify the evaluation of whether limited partnerships

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

and similar legal entities are VIEs or voting interest entities, (2) eliminate the presumption that a general partner should consolidate a limited partnership, (3) affect the consolidation analysis of reporting entities that are involved with VIEs, particularly those that have fee arrangements and related party relationships, and (4) provide a scope exception from consolidation guidance for reporting entities with interests in legal entities that are required to comply with or operate in accordance with requirements that are similar to those in Rule 2a-7 of the Investment Company Act of 1940 for registered money market funds. The ASU is effective for fiscal years and interim periods within those fiscal years, beginning after December 15, 2015, and may be applied retrospectively or applied using a modified retrospective approach by recording a cumulative-effect adjustment to equity as of the beginning of the fiscal year of adoption. Early adoption is permitted including adoption in an interim period. The MHFG Group is currently evaluating the potential impact that the adoption of ASU No.2015-02 will have on its consolidated results of operations and financial condition.

In April 2015, the FASB issued ASU No.2015-03, “Interest—Imputation of Interest (Subtopic 835-30)—Simplifying the Presentation of Debt Issuance Costs” (“ASU No.2015-03”). The ASU requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The ASU is effective for financial statements issued for fiscal years beginning after December 15, 2015 and interim periods within those fiscal years, and should be applied retrospectively. Early adoption is permitted for financial statements that have not been previously issued. The MHFG Group does not expect that the adoption of ASU No.2015-03 will have a material impact on its consolidated results of operations or financial condition.

In May 2015, the FASB issued ASU No.2015-07, “Fair Value Measurement (Topic 820)—Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)” (“ASU No.2015-07”). The ASU removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. The ASU also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. Rather, those disclosures are limited to investments for which the entity has elected to measure the fair value using that practical expedient. The ASU is effective for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years, and should be applied retrospectively to all periods presented. Earlier application is permitted. The MHFG Group does not expect that the adoption of ASU No.2015-07 will have a material impact on its consolidated results of operations or financial condition.

In January 2016, the FASB issued ASU No.2016-01, “Financial Instruments—Overall (Subtopic 825-10) —Recognition and Measurement of Financial Assets and Financial Liabilities” (“ASU No.2016-01”). The ASU amends the following provisions for the purpose of making targeted improvements to U.S. GAAP: (1) require equity investments to be measured at fair value with changes in fair value recognized in net income, (2) simplify the impairment assessment of equity investments without readily determinable fair values by requiring a qualitative assessment to identify impairment, (3) eliminate the requirement for public business entities to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet, (4) require public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes, (5) require an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments, (6) require separate presentation of financial assets and financial liabilities by measurement category and form of financial asset on the balance sheet or the accompanying notes to the financial statements, and (7) clarify that an entity should evaluate the need for a valuation allowance on a deferred tax asset related to available-for-sale securities in combination with the entity’s other deferred tax assets. The ASU is effective for fiscal years beginning after

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

December 15, 2017, and interim periods within those fiscal years, and should be applied using a cumulative-effect adjustment to the balance sheet as of the beginning of the fiscal year of adoption. Early application by public business entities is permitted for financial statements of fiscal years or interim periods that have not yet been issued. The MHFG Group is currently evaluating the potential impact that the adoption of ASU No.2016-01 will have on its consolidated results of operations and financial condition.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

3. Investments

Available-for-sale and held-to-maturity securities

The amortized cost, gross unrealized gains and losses, and fair value of available-for-sale and held-to-maturity securities at March 31, 2015 and September 30, 2015 are as follows:

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
	(in millions of yen)
March 31, 2015
Available-for-sale securities:
Debt securities:
Japanese government bonds	17,391,144	25,110	2,587	17,413,667
Japanese local government bonds	234,421	4,183	16	238,588
U.S. Treasury bonds and federal agency securities	116,408	1,259	454	117,213
Other foreign government bonds	961,684	4,437	237	965,884
Agency mortgage-backed securities (1)	806,877	17,280	2,427	821,730
Residential mortgage-backed securities	260,456	4,426	1,408	263,474
Commercial mortgage-backed securities	169,342	889	961	169,270
Japanese corporate bonds and other debt securities (2)	1,930,054	13,366	1,496	1,941,924
Foreign corporate bonds and other debt securities (3)	730,910	12,026	1,133	741,803
Equity securities (marketable)	1,697,628	2,700,714	1,185	4,397,157

Total	24,298,924	2,783,690	11,904	27,070,710

Held-to-maturity securities:
Debt securities:
Japanese government bonds	4,360,126	29,001	173	4,388,954
Agency mortgage-backed securities (4)	1,287,215	2,259	621	1,288,853

Total	5,647,341	31,260	794	5,677,807

September 30, 2015
Available-for-sale securities:
Debt securities:
Japanese government bonds	15,572,189	24,418	1,904	15,594,703
Japanese local government bonds	220,819	4,338	9	225,148
U.S. Treasury bonds and federal agency securities	81,856	31	405	81,482
Other foreign government bonds	1,013,504	3,543	93	1,016,954
Agency mortgage-backed securities (1)	880,064	11,978	2,633	889,409
Residential mortgage-backed securities	228,569	3,754	1,154	231,169
Commercial mortgage-backed securities	182,787	803	630	182,960
Japanese corporate bonds and other debt securities (2)	1,997,042	20,465	742	2,016,765
Foreign corporate bonds and other debt securities (3)	752,538	9,374	1,246	760,666
Equity securities (marketable)	1,599,323	2,351,382	22,866	3,927,839

Total	22,528,691	2,430,086	31,682	24,927,095

Held-to-maturity securities:
Debt securities:
Japanese government bonds	4,060,069	32,954	—	4,093,023
Agency mortgage-backed securities (4)	1,192,145	1,241	6,632	1,186,754

Total	5,252,214	34,195	6,632	5,279,777

Notes:

(1)	Agency mortgage-backed securities presented in the above table consist of U.S. agency securities and Japanese agency securities, of which the fair values were ¥87,327 million and ¥734,403 million, respectively, at March 31, 2015, and ¥103,001 million and ¥786,408 million, respectively, at September 30, 2015. U.S. agency securities primarily consist of Government National Mortgage Association (“Ginnie Mae”) securities, which are guaranteed by the United States government. All Japanese agency securities are mortgage-backed securities issued by Japan Housing Finance Agency, a Japanese government-sponsored enterprise.
(2)	Other debt securities presented in the above table primarily consist of certificates of deposit (“CDs”) and asset-backed securities (“ABS”), of which the total fair values were ¥165,602 million at March 31, 2015, and ¥173,891 million at September 30, 2015.
(3)	Other debt securities presented in the above table primarily consist of CDs, ABS, and collateralized loan obligations (“CLO”), of which the total fair values were ¥142,543 million at March 31, 2015, and ¥118,506 million at September 30, 2015.
(4)	All Agency mortgage-backed securities presented in the above table are Ginnie Mae securities.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Contractual maturities

The amortized cost and fair value of available-for-sale and held-to-maturity debt securities at September 30, 2015 by contractual maturity are shown in the table below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without penalties. Securities not due at a single maturity date and securities embedded with call or prepayment options, such as mortgage-backed securities, are included in the table below based on their contractual maturities.

Amortized cost	Due in one year or less	Due after one year through five years	Due after five years through ten years	Due after ten years	Total
	(in millions of yen)
Available-for-sale securities:
Debt securities:
Japanese government bonds	1,529,414	12,934,674	1,108,101	—	15,572,189
Japanese local government bonds	21,390	104,962	93,758	709	220,819
U.S. Treasury bonds and federal agency securities	16,408	6,126	42,826	16,496	81,856
Other foreign government bonds	787,368	213,441	12,695	—	1,013,504
Agency mortgage-backed securities	—	—	—	880,064	880,064
Residential mortgage-backed securities	—	—	—	228,569	228,569
Commercial mortgage-backed securities	3,910	124,069	54,808	—	182,787
Japanese corporate bonds and other debt securities	435,268	1,127,832	296,678	137,264	1,997,042
Foreign corporate bonds and other debt securities	234,976	446,473	69,207	1,882	752,538

Total	3,028,734	14,957,577	1,678,073	1,264,984	20,929,368

Held-to-maturity securities:
Debt securities:
Japanese government bonds	600,018	2,980,212	479,839	—	4,060,069
Agency mortgage-backed securities	—	—	—	1,192,145	1,192,145

Total	600,018	2,980,212	479,839	1,192,145	5,252,214

Fair value	Due in one year or less	Due after one year through five years	Due after five years through ten years	Due after ten years	Total
	(in millions of yen)
Available-for-sale securities:
Debt securities:
Japanese government bonds	1,529,435	12,950,999	1,114,269	—	15,594,703
Japanese local government bonds	21,405	106,061	96,853	829	225,148
U.S. Treasury bonds and federal agency securities	16,424	6,142	42,513	16,403	81,482
Other foreign government bonds	788,264	215,436	13,254	—	1,016,954
Agency mortgage-backed securities	—	—	—	889,409	889,409
Residential mortgage-backed securities	—	—	—	231,169	231,169
Commercial mortgage-backed securities	3,918	123,977	55,065	—	182,960
Japanese corporate bonds and other debt securities	435,651	1,132,347	300,072	148,695	2,016,765
Foreign corporate bonds and other debt securities	235,683	452,254	70,822	1,907	760,666

Total	3,030,780	14,987,216	1,692,848	1,288,412	20,999,256

Held-to-maturity securities:
Debt securities:
Japanese government bonds	601,440	2,993,928	497,655	—	4,093,023
Agency mortgage-backed securities	—	—	—	1,186,754	1,186,754

Total	601,440	2,993,928	497,655	1,186,754	5,279,777

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Other-than-temporary impairment

The MHFG Group performs periodic reviews to identify impaired securities in accordance with ASC 320, “Investments—Debt and Equity Securities” (“ASC 320”). For debt securities, in the cases where the MHFG Group has the intent to sell a debt security or more likely than not will be required to sell a debt security before the recovery of its amortized cost basis, the full amount of an other-than-temporary impairment loss is recognized immediately through earnings. In other cases, the MHFG Group evaluates expected cash flows to be received and determines if a credit loss exists, and if so, the amount of an other-than-temporary impairment related to the credit loss is recognized in earnings, while the remaining decline in fair value is recognized in other comprehensive income, net of applicable taxes. For equity securities, impairment is evaluated considering the length of time and extent to which the fair value has been below cost, the financial condition and near-term prospects of the issuers, as well as the MHFG Group’s ability and intent to hold these investments for a reasonable period of time sufficient for a forecasted recovery of fair value. If an equity security is deemed other-than-temporarily impaired, it shall be written down to fair value, with the full decline recognized in earnings.

The following table shows the other-than-temporary impairment on available-for-sale securities for the six months ended September 30, 2014 and 2015. No impairment losses were recognized on held-to-maturity securities for the periods.

	Six months ended September 30,
	2014	2015
	(in millions of yen)
Available-for-sale securities:
Debt securities	307	40
Equity securities	473	6,060

Total	780	6,100

For the six months ended September 30, 2015, the other-than-temporary impairment losses for debt securities were attributable to the decline in the fair value of Japanese corporate bonds that the MHFG Group determined that credit losses existed. In accordance with ASC 320-10-35-33A and ASC 320-10-35-34B, the other-than-temporary impairment of these securities was recognized in earnings. There has never been any instance related to credit losses recognized in earnings on debt securities where a portion of an other-than-temporary impairment was recognized in other comprehensive income.

The other-than-temporary impairment losses for equity securities were mainly attributable to the decline in the fair value of certain Japanese equity securities.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Continuous unrealized loss position

The following table shows the gross unrealized losses and fair value of available-for-sale and held-to-maturity securities, aggregated by the length of time that individual securities have been in a continuous unrealized loss position, at March 31, 2015 and September 30, 2015:

	Less than 12 months		12 months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
	(in millions of yen)
March 31, 2015
Available-for-sale securities:
Debt securities:
Japanese government bonds	5,646,840	1,739	211,512	848	5,858,352	2,587
Japanese local government bonds	3,579	8	11,944	8	15,523	16
U.S. Treasury bonds and federal agency securities	45,858	454	—	—	45,858	454
Other foreign government bonds	127,535	204	10,421	33	137,956	237
Agency mortgage-backed securities (1)	7,968	47	86,973	2,380	94,941	2,427
Residential mortgage-backed securities	—	—	51,897	1,408	51,897	1,408
Commercial mortgage-backed securities	23,468	394	19,238	567	42,706	961
Japanese corporate bonds and other debt securities	270,877	478	54,615	1,018	325,492	1,496
Foreign corporate bonds and other debt securities	11,496	29	60,491	1,104	71,987	1,133
Equity securities (marketable)	11,325	1,156	150	29	11,475	1,185

Total	6,148,946	4,509	507,241	7,395	6,656,187	11,904

Held-to-maturity securities:
Debt securities:
Japanese government bonds	99,738	173	—	—	99,738	173
Agency mortgage-backed securities (2)	355,560	621	—	—	355,560	621

Total	455,298	794	—	—	455,298	794

September 30, 2015
Available-for-sale securities:
Debt securities:
Japanese government bonds	4,185,915	840	207,845	1,064	4,393,760	1,904
Japanese local government bonds	4,969	6	4,528	3	9,497	9
U.S. Treasury bonds and federal agency securities	58,917	405	—	—	58,917	405
Other foreign government bonds	146,453	69	287	24	146,740	93
Agency mortgage-backed securities (1)	87,445	178	78,039	2,455	165,484	2,633
Residential mortgage-backed securities	1,131	—	45,949	1,154	47,080	1,154
Commercial mortgage-backed securities	35,091	464	6,673	166	41,764	630
Japanese corporate bonds and other debt securities	321,235	280	113,363	462	434,598	742
Foreign corporate bonds and other debt securities	133,153	551	26,599	695	159,752	1,246
Equity securities (marketable)	174,815	22,822	114	44	174,929	22,866

Total	5,149,124	25,615	483,397	6,067	5,632,521	31,682

Held-to-maturity securities:
Debt securities:
Agency mortgage-backed securities (2)	804,001	6,632	—	—	804,001	6,632

Total	804,001	6,632	—	—	804,001	6,632

Notes:

(1)	Agency mortgage-backed securities presented in the above table consist of U.S. agency securities and Japanese agency securities, of which the fair values were ¥86,973 million and ¥7,968 million, respectively, at March 31, 2015, and ¥90,377 million and ¥75,107 million, respectively, at September 30, 2015. U.S. agency securities primarily consist of Ginnie Mae securities, which are guaranteed by the United States government. All Japanese agency securities are mortgage-backed securities issued by Japan Housing Finance Agency, a Japanese government-sponsored enterprise.
(2)	All Agency mortgage-backed securities presented in the above table are Ginnie Mae securities.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

At September 30, 2015, the MHFG Group did not intend to sell the debt securities in an unrealized loss position and it was not more likely than not that the MHFG Group would be required to sell them before the recovery of their amortized cost bases. For Japanese government bonds, U.S. Treasury bonds and federal agency securities and Agency mortgage-backed securities, their entire amortized cost bases were expected to be recovered since the unrealized losses had not resulted from credit deterioration, but primarily from changes in interest rates. For the debt securities other than those described above, including Japanese corporate bonds with similar credit risks as the other-than-temporarily impaired securities, the MHFG Group determined that their entire amortized cost bases were expected to be recovered, after considering various factors such as the extent to which their fair values were below their amortized cost bases, the external and/or internal ratings and the present values of cash flows expected to be collected. Based on the evaluation above, the MHFG Group determined that the debt securities in an unrealized loss position were not considered other-than-temporarily impaired.

The equity securities in an unrealized loss position were determined not to be other-than-temporarily impaired based on the evaluation of the following factors: (1) the severity and duration of the impairments, (2) the financial condition and near-term prospects of the issuers, and (3) the MHFG Group’s ability and intent to hold these investments for a reasonable period of time sufficient for a forecasted recovery of fair value.

Realized gains and losses

The following table shows the realized gains and losses on sales of available-for-sale securities for the six months ended September 30, 2014 and 2015. See “Consolidated Statements of Cash Flows (Unaudited)” for the proceeds from sales of investments, the vast majority of which consists of the proceeds from sales of available-for-sale securities.

	Six months ended September 30,
	2014	2015
	(in millions of yen)
Gross realized gains	77,001	128,495
Gross realized losses	(2,550)	(14,949)

Net realized gains (losses) on sales of available-for-sale securities	74,451	113,546

Other investments

The following table summarizes the composition of Other investments at March 31, 2015 and September 30, 2015:

	March 31, 2015	September 30, 2015
	(in millions of yen)
Equity method investments	194,188	244,513
Investments held by consolidated investment companies	53,061	40,943
Other equity interests	450,438	309,996

Total	697,687	595,452

Equity method investments

Investments in investees over which the MHFG Group has the ability to exert significant influence are accounted for using the equity method of accounting. Such investments included marketable equity securities with carrying

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

values of ¥84,183 million and ¥128,105 million, at March 31, 2015 and September 30, 2015, respectively. The aggregate market values of these marketable equity securities were ¥121,198 million and ¥267,921 million, respectively.

The MHFG Group’s proportionate share of the total outstanding common shares in Orient Corporation as of September 30, 2015 was 49.0%.

Investments held by consolidated investment companies

The MHFG Group consolidates certain investment companies over which it has control through either ownership or other means. Investment companies are subject to specialized industry accounting which requires investments to be carried at fair value, with changes in fair value recorded in earnings. The MHFG Group maintains this specialized industry accounting for investments held by consolidated investment companies, which consist of marketable and non-marketable investments.

Other equity interests

Other equity interests primarily consist of non-marketable equity securities outside the scope of ASC 320, of which the fair values are not readily determinable, nor practicable to estimate. The MHFG Group has neither significant influence nor control over the investees. Each of these securities is stated at acquisition cost, with an other-than-temporary impairment, if any, included in earnings. The MHFG Group monitors the status of each investee, including its credit rating, to determine whether impairment losses should be recognized.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

4. Loans

The table below presents loans outstanding by domicile and industry of borrower at March 31, 2015 and September 30, 2015:

	March 31, 2015	September 30, 2015
	(in millions of yen)
Domestic:
Manufacturing	8,224,361	8,306,951
Construction and real estate	7,353,826	7,539,111
Services	4,272,968	4,421,585
Wholesale and retail	5,586,533	5,510,203
Transportation and communications	3,156,855	3,111,558
Banks and other financial institutions	3,852,820	3,797,263
Government and public institutions	4,611,900	4,159,962
Other industries (Note)	5,079,922	4,760,673
Individuals:
Mortgage loans	11,021,956	10,844,100
Other	848,750	905,033

Total domestic	54,009,891	53,356,439

Foreign:
Commercial and industrial	16,688,090	16,912,194
Banks and other financial institutions	6,077,144	6,718,944
Government and public institutions	1,010,704	1,065,671
Other (Note)	425,862	373,042

Total foreign	24,201,800	25,069,851

Total	78,211,691	78,426,290
Less: Unearned income and deferred loan fees—net	163,415	168,877

Total loans before allowance for loan losses	78,048,276	78,257,413

Note:	Other industries of domestic and Other of foreign include trade receivables and lease receivables of consolidated VIEs.

Credit quality information

In accordance with the MHFG Group’s credit risk management policies, the Group uses an internal rating system that consists of credit ratings and pool allocations as the basis of its risk management infrastructure. Credit ratings consist of obligor ratings which represent the level of credit risk of the obligor, and transaction ratings which represent the ultimate possibility of incurring losses on individual loans by taking into consideration various factors such as collateral or guarantees involved. In principle, obligor ratings are applied to all obligors except those to which pool allocations are applied, and are subject to regular review at least once a year as well as special review which is required whenever the obligor’s credit standing changes. Pool allocations are applied to groups of small balance, homogeneous loans. The Group pools loans with similar risk characteristics, and the risk is assessed and managed according to such pools. The Group generally reviews the appropriateness and effectiveness of the approach to obligor ratings and pool allocations once a year in accordance with predetermined procedures.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

The table below presents the MHFG Group’s definition of obligor ratings used by Mizuho Bank, Ltd. (“MHBK”) and Mizuho Trust & Banking Co., Ltd. (“MHTB”):

Obligor category	Obligor rating	Definition
Normal	A	Obligors whose certainty of debt fulfillment is very high, hence their level of credit risk is very low.
	B	Obligors whose certainty of debt fulfillment poses no problems for the foreseeable future, and their level of credit risk is low.
	C	Obligors whose certainty of debt fulfillment and their level of credit risk pose no problems for the foreseeable future.
	D	Obligors whose current certainty of debt fulfillment poses no problems, however, their resistance to future economic environmental changes is low.
Watch	E1	Obligors that require observation going forward because of either minor concerns regarding their financial position, or their somewhat weak or unstable business conditions.
	E2	Obligors that require special observation going forward because of problems with their borrowings such as reduced or suspended interest payments, problems with debt fulfillment such as failure to make principal or interest payments, or problems with their financial position as a result of their weak or unstable business condition.
Intensive control	F	Obligors that are not yet bankrupt but are in financial difficulties and are deemed likely to become bankrupt in the future because of insufficient progress in implementing their management improvement plans or other measures (including obligors that are receiving ongoing support from financial institutions).
Substantially bankrupt	G	Obligors that have not yet become legally or formally bankrupt but are substantially insolvent because they are in serious financial difficulties and are deemed to be incapable of being restructured.
Bankrupt	H	Obligors that have become legally or formally bankrupt.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

The table below presents credit quality information of loans based on the MHFG Group’s internal rating system at March 31, 2015 and September 30, 2015:

	Normal obligors				Watch obligors excluding special attention obligors(1)
	A-B	C-D	Retail(2)	Other(3)	E1-E2	Retail(2)	Other(3)	Impaired loans	Total
	(in millions of yen)
March 31, 2015
Domestic:
Manufacturing	4,663,535	2,607,651	109,615	198,621	147,978	16,424	1,019	479,518	8,224,361
Construction and real estate	3,331,659	2,943,178	600,856	165,660	192,124	18,478	562	101,309	7,353,826
Services	2,298,532	1,566,359	201,354	4,150	109,677	22,273	—	70,623	4,272,968
Wholesale and retail	2,261,669	2,695,642	237,050	53,691	148,722	39,189	65	150,505	5,586,533
Transportation and communications	2,310,918	674,273	89,258	422	36,383	10,029	—	35,572	3,156,855
Banks and other financial institutions	2,986,436	830,410	2,360	4,169	23,881	129	—	5,435	3,852,820
Government and public institutions	4,505,893	6,007	—	100,000	—	—	—	—	4,611,900
Other industries	2,018,620	706,882	3,326	2,290,419	10,476	406	49,213	580	5,079,922
Individuals	—	243,904	11,212,723	133,530	32,512	102,149	2,484	143,404	11,870,706

Total domestic	24,377,262	12,274,306	12,456,542	2,950,662	701,753	209,077	53,343	986,946	54,009,891

Foreign:
Total foreign	15,153,557	5,246,343	8,428	3,160,768	344,533	22	100,018	188,131	24,201,800

Total	39,530,819	17,520,649	12,464,970	6,111,430	1,046,286	209,099	153,361	1,175,077	78,211,691

September 30, 2015
Domestic:
Manufacturing	4,965,941	2,499,312	107,462	192,361	149,237	12,983	1,205	378,450	8,306,951
Construction and real estate	3,603,039	2,843,654	608,638	153,465	223,371	17,586	326	89,032	7,539,111
Services	2,474,556	1,540,858	195,391	4,941	108,763	25,134	—	71,942	4,421,585
Wholesale and retail	2,260,821	2,624,394	232,018	51,390	148,912	41,896	397	150,375	5,510,203
Transportation and communications	2,284,861	668,992	84,982	490	26,826	10,779	—	34,628	3,111,558
Banks and other financial institutions	2,952,153	810,356	2,202	3,824	21,819	220	—	6,689	3,797,263
Government and public institutions	4,083,955	6,007	—	70,000	—	—	—	—	4,159,962
Other industries	2,001,051	725,787	3,773	1,974,300	9,799	269	42,225	3,469	4,760,673
Individuals	—	251,067	11,105,930	121,754	34,625	101,120	1,602	133,035	11,749,133

Total domestic	24,626,377	11,970,427	12,340,396	2,572,525	723,352	209,987	45,755	867,620	53,356,439

Foreign:
Total foreign	15,873,382	5,335,168	8,707	3,203,607	340,367	20	104,474	204,126	25,069,851

Total	40,499,759	17,305,595	12,349,103	5,776,132	1,063,719	210,007	150,229	1,071,746	78,426,290

Notes:

(1)	Special attention obligors are watch obligors with debt in troubled debt restructuring (“TDR”) or 90 days or more delinquent debt. Loans to such obligors are considered impaired.
(2)	Amounts represent small balance, homogeneous loans which are subject to pool allocations.
(3)	Non-impaired loans held by subsidiaries other than MHBK and MHTB constitute Other, since their portfolio segments are not identical to those of MHBK and MHTB.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Impaired loans

Loans are considered impaired when, based on current information and events, it is probable that the MHFG Group will be unable to collect all the scheduled payments of principal and interest when due according to the contractual terms of the loans. Factors considered by management in determining if a loan is impaired include delinquency status and the ability of the debtor to make payment of the principal and interest when due. The Group classifies loans to special attention, intensive control, substantially bankrupt and bankrupt obligors as impaired loans. Impaired loans include loans past due for 90 days or more and restructured loans that meet the definition of TDR in accordance with ASC 310, “Receivables” (“ASC 310”). The Group does not have any loans to borrowers that cause management to have serious doubts as to the ability of such borrowers to comply with the present loan repayment terms for the periods presented other than those already designated as impaired loans.

All of the MHFG Group’s impaired loans are designated as nonaccrual loans and thus interest accruals and the amortization of net origination fees are suspended and capitalized interest is written off. Cash received on nonaccrual loans is accounted for as a reduction of the loan principal if the ultimate collectibility of the principal amount is uncertain, otherwise, as interest income. Loans are not restored to accrual status until interest and principal payments are current and future payments are reasonably assured. Impaired loans are restored to non-impaired loans and accrual status, when the MHFG Group determines that the borrower poses no concerns regarding current certainty of debt fulfillment. In general, such determination is made if the borrower qualifies for an obligor rating of E2 or above and is not classified as a special attention obligor. With respect to loans restructured in a TDR, in general, such loans are restored to non-impaired loans, and accrual status, when the borrower qualifies for an obligor rating of D or above. The table below presents impaired loans information at March 31, 2015 and September 30, 2015:

	Recorded investment (1)
	Requiring an allowance for loan losses	Not requiring an allowance for loan losses (2)	Total	Unpaid principal balance	Related allowance(3)	Average recorded investment	Interest income recognized (4)
	(in millions of yen)
March 31, 2015
Domestic:
Manufacturing	469,856	9,662	479,518	487,833	170,864	289,807	9,376
Construction and real estate	77,863	23,446	101,309	119,800	17,479	119,325	1,570
Services	60,606	10,017	70,623	78,470	18,771	77,028	1,449
Wholesale and retail	138,981	11,524	150,505	161,843	54,481	150,525	2,529
Transportation and communications	31,568	4,004	35,572	36,858	10,173	47,224	729
Banks and other financial institutions	5,373	62	5,435	5,448	2,263	7,487	98
Other industries	478	102	580	766	55	682	11
Individuals	68,337	75,067	143,404	158,344	6,202	173,726	2,553

Total domestic	853,062	133,884	986,946	1,049,362	280,288	865,804	18,315

Foreign:
Total foreign	171,852	16,279	188,131	204,575	71,943	233,123	3,197

Total	1,024,914	150,163	1,175,077	1,253,937	352,231	1,098,927	21,512

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

	Recorded investment(1)
	Requiring an allowance for loan losses	Not requiring an allowance for loan losses(2)	Total	Unpaid principal balance	Related allowance(3)	Average recorded investment	Interest income recognized(4)
	(in millions of yen)
September 30, 2015
Domestic:
Manufacturing	371,546	6,904	378,450	384,245	135,628	428,984	4,120
Construction and real estate	69,628	19,404	89,032	99,881	13,427	95,171	719
Services	61,937	10,005	71,942	78,760	18,725	71,282	678
Wholesale and retail	137,968	12,407	150,375	165,087	50,905	150,440	1,162
Transportation and communications	29,811	4,817	34,628	36,045	7,756	35,100	352
Banks and other financial institutions	6,635	54	6,689	6,689	2,589	6,062	50
Other industries	3,394	75	3,469	3,655	965	2,024	23
Individuals	67,268	65,767	133,035	141,526	6,398	138,220	1,077

Total domestic	748,187	119,433	867,620	915,888	236,393	927,283	8,181

Foreign:
Total foreign	182,574	21,552	204,126	206,485	71,761	196,128	1,549

Total	930,761	140,985	1,071,746	1,122,373	308,154	1,123,411	9,730

Notes:

(1)	Amounts represent the outstanding balances of nonaccrual loans. The MHFG Group’s policy for placing loans in nonaccrual status corresponds to the Group’s definition of impaired loans.
(2)	These impaired loans do not require an allowance for loan losses because the MHFG Group has sufficient collateral to cover probable loan losses.
(3)	The allowance for loan losses on impaired loans includes the allowance for groups of small balance, homogeneous loans totaling ¥387,879 million and ¥378,469 million as of March 31, 2015 and September 30, 2015 which were collectively evaluated for impairment, in addition to the allowance for those that were individually evaluated for impairment.
(4)	Amounts represent gross interest income on impaired loans which were included in Interest income on loans in the consolidated statements of income.

The remaining balance of impaired loans which had been partially charged off was ¥25,980 million and ¥23,428 million as of March 31, 2015 and September 30, 2015, respectively.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Troubled debt restructurings

The MHFG Group considers a TDR to be a restructuring in which it, for economic or legal reasons related to the obligor’s financial difficulties, grants a concession to the obligor that it would not otherwise consider. The Group considers the relevant obligor to be in financial difficulty when its obligor rating is E2 or below. The following table presents TDRs that were entered into during the six months ended September 30, 2014 and 2015:

	Loan forgiveness or debt to equity swaps		Interest rate reduction and/or Postponement of principal and/or interest
	Recorded investment(Note)	Charge-offs
	(in millions of yen)
September 30, 2014
Domestic:
Manufacturing	—	1,236	55,570
Construction and real estate	—	—	19,554
Services	—	—	34,324
Wholesale and retail	—	—	79,515
Transportation and communications	—	—	14,359
Banks and other financial institutions	—	—	9,632
Other industries	—	—	1,867
Individuals	—	—	18,588

Total domestic	—	1,236	233,409

Foreign:
Total foreign	—	—	28,079

Total	—	1,236	261,488

September 30, 2015
Domestic:
Manufacturing	67,058	34,081	60,865
Construction and real estate	—	—	15,059
Services	—	—	23,345
Wholesale and retail	—	—	77,097
Transportation and communications	49	279	12,230
Banks and other financial institutions	—	—	4,776
Other industries	—	—	2,933
Individuals	—	—	17,066

Total domestic	67,107	34,360	213,371

Foreign:
Total foreign	—	—	23,971

Total	67,107	34,360	237,342

Note: Amounts represent the book values of loans immediately after the restructurings.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Payment default is deemed to occur when the loan becomes three months past due or the obligor is downgraded to the category of substantially bankrupt or bankrupt. The following table presents payment defaults which occurred during the six months ended September 30, 2014 and 2015 with respect to the loans modified as TDRs within the previous twelve months:

	Recorded investment
	September 30, 2014	September 30, 2015
	(in millions of yen)
Domestic:
Manufacturing	2,704	2,890
Construction and real estate	980	1,731
Services	1,221	2,710
Wholesale and retail	4,699	13,097
Transportation and communications	433	833
Individuals	2,363	2,068

Total domestic	12,400	23,329

Foreign:
Total foreign	173	6,901

Total	12,573	30,230

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Age analysis of past due loans

The table below presents an analysis of the age of the recorded investment in loans that are past due at March 31, 2015 and September 30, 2015:

	30-59 days past due	60-89 days past due	90 days or more past due	Total past due	Current	Total
	(in millions of yen)
March 31, 2015
Domestic:
Manufacturing	1,407	179	10,451	12,037	8,212,324	8,224,361
Construction and real estate	2,386	2,360	46,142	50,888	7,302,938	7,353,826
Services	1,628	650	7,626	9,904	4,263,064	4,272,968
Wholesale and retail	3,000	2,250	11,196	16,446	5,570,087	5,586,533
Transportation and communications	169	3,122	2,866	6,157	3,150,698	3,156,855
Banks and other financial institutions	333	—	12	345	3,852,475	3,852,820
Government and public institutions	—	—	—	—	4,611,900	4,611,900
Other industries	—	7	979	986	5,078,936	5,079,922
Individuals	32,060	15,596	46,310	93,966	11,776,740	11,870,706

Total domestic	40,983	24,164	125,582	190,729	53,819,162	54,009,891

Foreign:
Total foreign	98	47	14,826	14,971	24,186,829	24,201,800

Total	41,081	24,211	140,408	205,700	78,005,991	78,211,691

September 30, 2015
Domestic:
Manufacturing	950	1,960	7,653	10,563	8,296,388	8,306,951
Construction and real estate	3,629	1,410	38,194	43,233	7,495,878	7,539,111
Services	1,541	534	8,166	10,241	4,411,344	4,421,585
Wholesale and retail	2,107	2,360	10,633	15,100	5,495,103	5,510,203
Transportation and communications	427	230	2,270	2,927	3,108,631	3,111,558
Banks and other financial institutions	—	—	337	337	3,796,926	3,797,263
Government and public institutions	—	—	—	—	4,159,962	4,159,962
Other industries	46	18	37	101	4,760,572	4,760,673
Individuals	37,332	16,151	43,420	96,903	11,652,230	11,749,133

Total domestic	46,032	22,663	110,710	179,405	53,177,034	53,356,439

Foreign:
Total foreign	225	1,957	24,203	26,385	25,043,466	25,069,851

Total	46,257	24,620	134,913	205,790	78,220,500	78,426,290

Loans held for sale

Loans that have been identified for sale are classified as loans held for sale within Other assets and are accounted for at the lower of cost or fair value. The outstanding balance of loans held for sale was ¥4,583 million and ¥45,807 million at March 31, 2015 and September 30, 2015, respectively.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

5. Allowance for loan losses

The MHFG Group maintains an appropriate allowance for loan losses to absorb probable losses inherent in the loan portfolio and makes adjustments to such allowance through Provision (credit) for loan losses in the consolidated statements of income. Loan principal that management judges to be uncollectible, based on detailed loan reviews and a credit quality assessment, is charged off against the allowance for loan losses. In general, the MHFG Group charges off loans when the Group determines that the obligor should be classified as substantially bankrupt or bankrupt. See Note 4 “Loans” for the definitions of obligor categories. Obligors in the retail portfolio segment are generally determined to be substantially bankrupt when they are past due for more than six months, and as for other obligors, the Group separately monitors the credit quality of each obligor without using time-based triggers. Subsequent recoveries of previously charged-off loan balances are recorded as an increase to the allowance for loan losses as the recoveries are received.

The credit quality review process and the credit rating process serve as the basis for determining the allowance for loan losses. Through such processes loans are categorized into groups to reflect the probability of default, whereby the MHFG Group’s management assesses the ability of borrowers to service their debt, taking into consideration current financial information, ability to generate cash, historical payment experience, analysis of relevant industry segments and current trends. In determining the appropriate level of the allowance, the MHFG Group evaluates the probable loss by category of loan based on its risk type and characteristics.

The allowance for loan losses is determined in accordance with ASC 310 and ASC 450, “Contingencies” (“ASC 450”). The MHFG Group measures the impairment of a loan when it is probable that the Group will be unable to collect all amounts due according to the contractual terms of the loan agreement, based on (1) the present value of expected future cash flows, after considering the restructuring effect and subsequent payment default with respect to TDRs, discounted at the loan’s initial effective interest rate, or (2) the loan’s observable market price, or (3) the fair value of the collateral if the loan is collateral dependent. The collateral that the Group obtains for loans consists primarily of real estate or listed securities. In obtaining the collateral, the Group evaluates the fair value of the collateral and its legal enforceability. The Group also performs subsequent re-evaluations at least once a year. As it pertains to real estate collateral, valuation is generally performed by an appraising subsidiary which is independent from the Group’s loan origination sections by using generally accepted valuation techniques such as (1) the replacement cost approach, or (2) the sales comparison approach or (3) the income approach. In the case of large real estate collateral, the Group generally engages third-party appraisers to perform the valuation. As it pertains to listed securities collateral, observable market prices are used for valuation.

At MHBK and MHTB, when management estimates probable credit losses to determine the allowance for loan losses, small balance, homogeneous loans are classified in the retail portfolio segment to which pool allocations apply, and loans other than these classified in the retail portfolio segment are classified in the corporate portfolio segment. The corporate portfolio segment consists of loans originated by MHBK and MHTB, and includes mainly business loans such as those used for working capital and capital expenditure, as well as loans for which the primary source of repayment of the obligation is income generated by the relevant assets such as project finance, asset finance and real estate finance. The retail portfolio segment consists mainly of residential mortgage loans, originated by MHBK. The other portfolio segment consists of loans of subsidiaries other than MHBK and MHTB, such as consolidated VIEs and overseas subsidiaries.

The formula allowance is applied to groups of small balance, homogeneous loans that are collectively evaluated for impairment and to non-homogeneous loans that have not been identified as impaired. The evaluation of the inherent loss in respect of these loans involves a high degree of uncertainty, subjectivity and judgment because

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

probable loan losses are not easily identifiable or measurable. In determining the formula allowance, the MHFG Group therefore relies on a statistical analysis that incorporates loss rates based on its own historical loss experience and third-party data such as the number of corporate default cases which is updated once a year. In determining the allowance amount, the Group analyzes (1) the probability of default: (a) by using the most recently available data since April 2008 for the corporate portfolio segment and for the past six years for the retail portfolio segment, respectively, in the case of normal obligors; and (b) by using the most recently available data since April 2002, in the case of watch obligors; and (2) the loss given default by using the most recently available data for the past six years. As it pertains to TDR loans in the retail portfolio segment, which are subject to collective evaluation for impairment, the restructuring itself, as well as subsequent payment defaults, if any, are considered in determining obligor ratings.

The historical loss rate is adjusted, where appropriate, to reflect current factors, such as general economic and business conditions affecting the key lending areas of the MHFG Group, credit quality trends, specific industry conditions within portfolio segments, and recent loss experience in particular segments of the portfolio. The estimation of the formula allowance is back-tested on a periodic basis by comparing the allowance with the actual results subsequent to the balance sheet date.

Changes in Allowance for loan losses by portfolio segment for the six months ended September 30, 2014 and 2015 are shown below:

	Corporate	Retail	Other	Total
	(in millions of yen)
Six months ended September 30, 2014
Balance at beginning of period	501,349	95,542	29,286	626,177

Provision (credit) for loan losses	(90,097)	(6,740)	5,276	(91,561)

Charge-offs	(15,117)	(1,656)	(7,367)	(24,140)
Recoveries	11,883	696	2,145	14,724

Net charge-offs	(3,234)	(960)	(5,222)	(9,416)

Others (Note)	3,557	—	(955)	2,602

Balance at end of period	411,575	87,842	28,385	527,802

Six months ended September 30, 2015
Balance at beginning of period	423,177	60,469	36,613	520,259

Provision (credit) for loan losses	6,878	(10,052)	6,204	3,030

Charge-offs	(59,795)	(1,251)	(6,173)	(67,219)
Recoveries	7,733	634	1,375	9,742

Net charge-offs	(52,062)	(617)	(4,798)	(57,477)

Others (Note)	(971)	—	197	(774)

Balance at end of period	377,022	49,800	38,216	465,038

Note:	Others includes primarily foreign exchange translation.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

The table below presents Allowance for loan losses and loans outstanding by portfolio segment disaggregated on the basis of impairment method at March 31, 2015 and September 30, 2015:

	Corporate	Retail	Other	Total
	(in millions of yen)
March 31, 2015
Allowance for loan losses	423,177	60,469	36,613	520,259

of which individually evaluated for impairment	284,247	8,092	15,234	307,573
of which collectively evaluated for impairment	138,930	52,377	21,379	212,686

Loans (Note)	59,108,129	12,791,303	6,312,259	78,211,691

of which individually evaluated for impairment	788,343	31,580	49,222	869,145
of which collectively evaluated for impairment	58,319,786	12,759,723	6,263,037	77,342,546

September 30, 2015
Allowance for loan losses	377,022	49,800	38,216	465,038

of which individually evaluated for impairment	234,745	5,161	18,304	258,210
of which collectively evaluated for impairment	142,277	44,639	19,912	206,828

Loans (Note)	59,781,027	12,663,224	5,982,039	78,426,290

of which individually evaluated for impairment	704,250	27,905	49,190	781,345
of which collectively evaluated for impairment	59,076,777	12,635,319	5,932,849	77,644,945

Note:	Amounts represent loan balances before deducting unearned income and deferred loan fees.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

6. Other assets and liabilities

The following table sets forth the details of other assets and liabilities at March 31, 2015 and September 30, 2015:

	March 31, 2015	September 30, 2015
	(in millions of yen)
Other assets:
Accounts receivable from brokers, dealers and customers for securities transactions	2,490,956	1,507,468
Prepaid pension cost	712,523	741,631
Collateral provided for derivative transactions	673,511	650,582
Miscellaneous receivables	303,844	283,550
Margins provided for futures contracts	207,381	220,538
Security deposits	113,354	111,847
Loans held for sale	4,583	45,807
Other	612,452	750,515

Total	5,118,604	4,311,938

Other liabilities:
Accounts payable to brokers, dealers and customers for securities transactions	1,894,023	1,769,849
Collateral accepted for derivative transactions	737,032	850,029
Guaranteed trust principal	561,364	582,511
Miscellaneous payables	925,322	452,310
Margins accepted for futures contracts	386,082	345,589
Factoring amounts owed to customers	290,718	270,527
Unearned income	138,681	149,981
Other	1,001,641	1,168,043

Total	5,934,863	5,588,839

Guaranteed trust principal

Guaranteed trust principal is the liability of certain consolidated trust arrangements, in respect of which the MHFG Group provides guarantees for the repayment of principal. See Note 16 “Variable interest entities and securitizations” for further discussion of the guaranteed principal money trusts.

Unearned income

Unearned income is primarily comprised of refundable fees received from consumer loan customers at the time the loan was made, which is being deferred and recognized in earnings as earned.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

7. Preferred and common stock

The composition of preferred stock at March 31, 2015 and September 30, 2015 is as follows:

March 31, 2015	Aggregate amount	Number of shares
Class of stock		Authorized	Issued	In treasury
	(in millions of yen)
Eleventh series class XI preferred stock (1)	914,752	914,752,000	914,752,000	701,631,100
First series class XIV preferred stock (2)	—	900,000,000	—	—
Second series class XIV preferred stock (2)	—	900,000,000	—	—
Third series class XIV preferred stock (2)	—	900,000,000	—	—
Fourth series class XIV preferred stock (2)	—	900,000,000	—	—
First series class XV preferred stock (3)	—	900,000,000	—	—
Second series class XV preferred stock (3)	—	900,000,000	—	—
Third series class XV preferred stock (3)	—	900,000,000	—	—
Fourth series class XV preferred stock (3)	—	900,000,000	—	—
First series class XVI preferred stock (4)	—	1,500,000,000	—	—
Second series class XVI preferred stock (4)	—	1,500,000,000	—	—
Third series class XVI preferred stock (4)	—	1,500,000,000	—	—
Fourth series class XVI preferred stock (4)	—	1,500,000,000	—	—

Total	914,752	4,214,752,000	914,752,000	701,631,100

September 30, 2015	Aggregate amount	Number of shares
Class of stock		Authorized	Issued	In treasury
	(in millions of yen)
Eleventh series class XI preferred stock (1)	914,752	914,752,000	914,752,000	770,678,800
First series class XIV preferred stock (2)	—	900,000,000	—	—
Second series class XIV preferred stock (2)	—	900,000,000	—	—
Third series class XIV preferred stock (2)	—	900,000,000	—	—
Fourth series class XIV preferred stock (2)	—	900,000,000	—	—
First series class XV preferred stock (3)	—	900,000,000	—	—
Second series class XV preferred stock (3)	—	900,000,000	—	—
Third series class XV preferred stock (3)	—	900,000,000	—	—
Fourth series class XV preferred stock (3)	—	900,000,000	—	—
First series class XVI preferred stock (4)	—	1,500,000,000	—	—
Second series class XVI preferred stock (4)	—	1,500,000,000	—	—
Third series class XVI preferred stock (4)	—	1,500,000,000	—	—
Fourth series class XVI preferred stock (4)	—	1,500,000,000	—	—

Total	914,752	4,214,752,000	914,752,000	770,678,800

Notes:

(1)	The aggregate amount and number of issued shares include the preferred stock in treasury which has been converted to common stock but not yet cancelled.
(2)	The total number of authorized shares from first to fourth series class XIV preferred stock shall not exceed 900,000,000.
(3)	The total number of authorized shares from first to fourth series class XV preferred stock shall not exceed 900,000,000.
(4)	The total number of authorized shares from first to fourth series class XVI preferred stock shall not exceed 1,500,000,000.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

The number of issued shares of common stock at March 31, 2015 and September 30, 2015 was 24,621,897,967 shares and 24,870,929,677 shares, respectively. The increase of 249,031,710 shares was due to conversion of preferred stock by holders and exercise of stock acquisition rights.

8. Dividends

The following table shows dividends on preferred stock and common stock during the six months ended September 30, 2014 and 2015:

September 30, 2014	Cash dividends
Class of stock	Per share	In aggregate
	(in yen)	(in millions of yen)
Eleventh series class XI preferred stock	10	3,127
Common stock	3.5	84,886

Total		88,013

September 30, 2015	Cash dividends
Class of stock	Per share	In aggregate
	(in yen)	(in millions of yen)
Eleventh series class XI preferred stock	10	2,131
Common stock	4.0	98,453

Total		100,584

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

9. Accumulated other comprehensive income

Changes in each component of Accumulated other comprehensive income, net of tax (“AOCI”) for the six months ended September 30, 2014 and 2015 are as follows:

	Six months ended September 30,
	2014	2015
	(in millions of yen)
AOCI, balance at beginning of period	1,117,877	2,041,005

Net unrealized gains (losses) on available-for-sale securities:
Balance at beginning of period	1,123,272	1,747,607
Unrealized holding gains (losses) during period	297,125	(179,849)
Less: reclassification adjustments for losses (gains) included in net income	(47,622)	(72,860)

Change during period	249,503	(252,709)

Balance at end of period	1,372,775	1,494,898

Foreign currency translation adjustments:
Balance at beginning of period	(6,434)	129,179
Foreign currency translation adjustments during period	47,042	(43,121)
Less: reclassification adjustments for losses (gains) included in net income	215	—

Change during period	47,257	(43,121)

Balance at end of period	40,823	86,058

Pension liability adjustments:
Balance at beginning of period	1,039	164,219
Unrealized gains (losses) during period	332	1,314
Less: reclassification adjustments for losses (gains) included in net income	(8)	(1,554)

Change during period	324	(240)

Balance at end of period	1,363	163,979

Total other comprehensive income (loss), net of tax attributable to MHFG shareholders	297,084	(296,070)

AOCI, balance at end of period	1,414,961	1,744,935

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

The following table shows the amounts reclassified out of AOCI into net income during the six months ended September 30, 2015:

	Six months ended September 30, 2015
	Before tax (1)	Tax effect (2)	Net of tax before allocation to noncontrolling interests	Net of tax attributable to noncontrolling interests (2)	Net of tax attributable to MHFG shareholders
	(in millions of yen)
Amounts reclassified out of AOCI into net income:						Affected line items in the consolidated statements of income:
Net unrealized gains (losses) on available-for-sale securities	107,446	(34,567)	72,879	(19)	72,860	Investment gains (losses)—net
Foreign currency translation adjustments	—	—	—	—	—
Pension liability adjustments	2,260	(692)	1,568	(14)	1,554	Salaries and employee benefits

Total	109,706	(35,259)	74,447	(33)	74,414

Notes:

(1)	The amounts in the Before tax column are recorded in each account presented under the heading “Affected line items in the consolidated statements of income”.
(2)	The amounts in the Tax effect column and Net of tax attributable to noncontrolling interests column are recorded in Income tax expense and Net income attributable to noncontrolling interests in the consolidated statements of income, respectively.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

10. Regulatory matters

Regulatory capital requirements

MHFG, MHBK, and MHTB are subject to regulatory capital requirements administered by the Financial Services Agency in accordance with the provisions of the Banking Act and related regulations.

Capital adequacy ratios of MHFG, MHBK, and MHTB as of March 31, 2015 and September 30, 2015 calculated in accordance with Japanese GAAP and guidelines established by the Financial Services Agency are set forth in the following table:

	March 31, 2015		September 30, 2015
	Amount	Ratio	Amount	Ratio
	(in billions of yen, except percentages)
Consolidated:
MHFG:
Common Equity Tier 1 capital:
Required	2,934	4.50	2,804	4.50
Actual	6,153	9.43	6,339	10.17
Tier 1 capital:
Required	3,912	6.00	3,739	6.00
Actual	7,500	11.50	7,742	12.42
Total risk-based capital:
Required	5,215	8.00	4,985	8.00
Actual	9,508	14.58	9,596	15.40
MHBK:
Common Equity Tier 1 capital:
Required	2,574	4.50	2,556	4.50
Actual	5,966	10.42	6,152	10.83
Tier 1 capital:
Required	3,432	6.00	3,407	6.00
Actual	6,943	12.13	7,421	13.06
Total risk-based capital:
Required	4,576	8.00	4,543	8.00
Actual	8,754	15.30	9,097	16.01
MHTB:
Common Equity Tier 1 capital:
Required	120	4.50	107	4.50
Actual	444	16.67	453	19.06
Tier 1 capital:
Required	160	6.00	143	6.00
Actual	444	16.68	454	19.10
Total risk-based capital:
Required	213	8.00	190	8.00
Actual	512	19.21	502	21.13

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

	March 31, 2015		September 30, 2015
	Amount	Ratio	Amount	Ratio
	(in billions of yen, except percentages)
Non-consolidated:
MHBK:
Common Equity Tier 1 capital:
Required	2,519	4.50	2,504	4.50
Actual	5,787	10.33	5,929	10.65
Tier 1 capital:
Required	3,359	6.00	3,338	6.00
Actual	6,728	12.01	7,197	12.93
Total risk-based capital:
Required	4,479	8.00	4,451	8.00
Actual	8,598	15.35	8,936	16.06
MHTB:
Common Equity Tier 1 capital:
Required	117	4.50	104	4.50
Actual	437	16.79	444	19.18
Tier 1 capital:
Required	156	6.00	139	6.00
Actual	437	16.79	444	19.18
Total risk-based capital:
Required	208	8.00	185	8.00
Actual	503	19.33	492	21.22

MHFG’s securities subsidiaries in Japan are also subject to the capital adequacy requirement under the Financial Instruments and Exchange Act. Failure to maintain a minimum capital ratio will trigger mandatory regulatory actions.

Management believes, as of September 30, 2015, that MHFG, MHBK, MHTB, and their securities subsidiaries in Japan were in compliance with all capital adequacy requirements to which they were subject.

11. Earnings per common share

Basic earnings per common share are computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per common share reflect the assumed conversion to common shares of all convertible securities such as convertible preferred stock.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

The following table sets forth the computation of basic and diluted earnings per common share for the six months ended September 30, 2014 and 2015:

	Six months ended September 30,
	2014	2015
	(in millions of yen)
Net income:
Net income attributable to MHFG shareholders	403,805	365,873
Less: Net income attributable to preferred shareholders	2,779	1,441

Net income attributable to common shareholders	401,026	364,432

Effect of dilutive securities:
Convertible preferred stock	2,779	1,441

Net income attributable to common shareholders after assumed conversions	403,805	365,873

	Six months ended September 30,
	2014	2015
	(thousands of shares)
Shares:
Weighted average common shares outstanding	24,279,780	24,718,566

Effect of dilutive securities:
Convertible preferred stock (Note)	1,081,904	649,240
Stock compensation-type stock options	15,647	18,467

Weighted average common shares after assumed conversions	25,377,331	25,386,273

	Six months ended September 30,
	2014	2015
	(in yen)
Amounts per common share:
Basic net income per common share	16.52	14.74

Diluted net income per common share	15.91	14.41

Note:	The number of the dilutive common shares is based on the applicable conversion prices.

12. Income taxes

The following table presents the components of Income tax expense for the six months ended September 30, 2014 and 2015:

	Six months ended September 30,
	2014	2015
	(in millions of yen)
Current tax expense	117,591	137,371
Deferred tax expense	102,408	29,890

Total income tax expense	219,999	167,261

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

The preceding table does not reflect the tax effects of items recorded directly in Equity for the six months ended September 30, 2014 and 2015. The detailed amounts recorded directly in Equity are as follows:

	Six months ended September 30,
	2014	2015
	(in millions of yen)
Net unrealized gains (losses) on available-for-sale securities:
Unrealized gains (losses)	162,323	(86,790)
Less: reclassification adjustments	(26,018)	(34,567)

Total	136,305	(121,357)

Pension liability adjustments:
Unrealized gains (losses)	63	(118)
Less: reclassification adjustments	(9)	(692)

Total	54	(810)

Total tax effect before allocation to noncontrolling interests	136,359	(122,167)

The statutory tax rates were 35.64% and 33.06% as of September 30, 2014 and 2015, respectively. The effective tax rates, 35.03% and 30.83% for the six months ended September 30, 2014 and 2015, respectively, differed from the statutory tax rates.

At September 30, 2015, the MHFG Group had net operating loss carryforwards totaling ¥1,387 billion.

The total amount of unrecognized tax benefits was ¥1,992 million at September 30, 2015, which would, if recognized, affect the Group’s effective tax rate. The Group classifies interest and penalties accrued relating to unrecognized tax benefits as Income tax expense.

A portion of unrecognized tax benefits at March 31, 2015 was resolved in the six months period ended September 30, 2015, of which the amount was immaterial. The amount of additional unrecognized tax benefits for the period related to the tax positions taken was also immaterial. The MHFG Group does not anticipate that increases or decreases of unrecognized tax benefits within the next twelve months would have a material effect on its consolidated results of operations or financial condition.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

13. Pension and other employee benefit plans

The following table summarizes the components of net periodic benefit cost of the severance indemnities and pension plans of the MHFG Group for the six months ended September 30, 2014 and 2015:

	Six months ended September 30,
	2014	2015
	(in millions of yen)
Service cost-benefits earned during the period	16,605	17,803
Interest costs on projected benefit obligation	6,307	6,242
Expected return on plan assets	(18,393)	(20,177)
Amortization of prior service benefit	(97)	(97)
Amortization of net actuarial loss (gain)	71	(2,049)
Special termination benefits	2,570	2,212

Net periodic benefit cost	7,063	3,934

As previously disclosed in the consolidated financial statements for the fiscal year ended March 31, 2015, the total contribution of approximately ¥49 billion is expected to be paid to the pension plans during the fiscal year ending March 31, 2016. For the six months ended September 30, 2015, the total contribution of ¥25 billion has been paid to the pension plans. The additional contribution of ¥24 billion is expected to be paid during the remainder of the fiscal year ending March 31, 2016 for a total of ¥49 billion.

14. Derivative financial instruments

The MHFG Group enters into derivative financial instruments in response to the diverse needs of customers, to control the risk related to the assets and liabilities of the MHFG Group, as part of its asset and liability management, and for proprietary trading purposes. The MHFG Group is exposed primarily to market risk associated with interest rate, commodity, foreign currency, and equity products. Market risk arises from changes in market prices or indices, interest rates and foreign exchange rates that may result in an adverse change in the market value of the financial instrument or an increase in its funding costs. Exposure to market risk is managed by imposing position limits and monitoring procedures and by initiating hedging transactions. In addition to market risk, the MHFG Group is exposed to credit risk associated with counterparty default or nonperformance in respect of transactions. Credit risk arises when a counterparty fails to perform according to the terms and conditions of the contract and the value of the underlying collateral held, if applicable, is not sufficient to recover resulting losses. The exposure to credit risk is measured by the fair value of all derivatives in a gain position and its potential increase at the balance sheet dates. The exposure to credit risk is managed by entering into legally enforceable master netting agreements to mitigate the overall counterparty credit risk, requiring underlying collateral and guarantees based on an individual credit analysis of each obligor and evaluating the credit features of each instrument. In addition, credit approvals, limits and monitoring procedures are also imposed.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Notional amount and fair value of derivative contracts

The following table summarizes the notional and fair value amounts of derivative instruments outstanding as of March 31, 2015 and September 30, 2015. The fair values of derivatives are presented on a gross basis and not offset against the amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral under master netting agreements in the consolidated balance sheets, or the table below.

		Fair value
		Derivative receivables(2)		Derivative payables(2)
March 31, 2015	Notional amount(1)	Designated as hedges	Not designated as hedges	Designated as hedges	Not designated as hedges
	(in billions of yen)
Interest rate contracts	1,115,149	—	9,612	—	9,374
Foreign exchange contracts	142,428	3	3,602	3	3,604
Equity-related contracts	2,767	—	197	22	199
Credit-related contracts	4,967	—	42	—	36
Other contracts	333	—	38	—	33

Total	1,265,644	3	13,491	25	13,246

		Fair value
		Derivative receivables(2)		Derivative payables(2)
September 30, 2015	Notional amount(1)	Designated as hedges	Not designated as hedges	Designated as hedges	Not designated as hedges
	(in billions of yen)
Interest rate contracts	1,114,536	—	9,293	—	9,075
Foreign exchange contracts	147,147	7	3,116	—	2,972
Equity-related contracts	3,460	4	210	—	194
Credit-related contracts	5,242	—	42	—	33
Other contracts	380	—	48	—	43

Total	1,270,765	11	12,709	—	12,317

Notes:

(1)	Notional amount includes the sum of gross long and gross short third-party contracts.
(2)	Derivative receivables and payables are recorded in Trading account assets and Trading account liabilities, respectively.

The MHFG Group provided and/or accepted cash collateral for derivative transactions under master netting agreements. The cash collateral, not offset against derivative positions, was included in Other assets and Other liabilities, respectively, of which the amounts were ¥674 billion and ¥737 billion at March 31, 2015, and ¥651 billion and ¥850 billion at September 30, 2015, respectively.

Hedging activities

In order to qualify for hedge accounting, a derivative must be considered highly effective at reducing the risk associated with the exposure being hedged. Each derivative must be designated as a hedge, with documentation of the risk management objective and strategy, including identification of the hedging instrument, the hedged item and the risk exposure, and how effectiveness is to be assessed prospectively and retrospectively. The extent to which a hedging instrument is effective at achieving offsetting changes in fair value or cash flows must be assessed at least quarterly. Any ineffectiveness must be reported immediately in earnings. The MHFG Group’s hedging activities include fair value and net investment hedges.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Fair value hedges

The MHFG Group primarily uses option and forward contracts to modify exposure to changes in the fair value of available-for-sale securities. For qualifying fair value hedges, all changes in the fair value of the derivative and the corresponding hedged item relating to the risk being hedged are recognized in earnings in Investment gains (losses)—net. The change in fair value of the portion of the hedging instruments excluded from the assessment of hedge effectiveness is recorded in Trading account gains (losses)—net. No ineffectiveness exists because the MHFG Group chooses to exclude changes in the option’s time value and differences between the spot and the forward prices from the effectiveness test. If the hedge relationship is terminated, the fair value adjustment to the hedged item continues to be reported as part of the basis of the item and is amortized to earnings as a yield adjustment.

The following table summarizes gains and losses information related to fair value hedges for the six months ended September 30, 2014 and 2015:

	Gains (losses) recorded in income
Six months ended September 30, 2014	Derivatives	Hedged items	Hedge ineffectiveness	Net gain (loss) excluded from assessment of effectiveness
	(in millions of yen)
Equity-related contracts	(6,997)	6,503	—	(494)

Total	(6,997)	6,503	—	(494)

	Gains (losses) recorded in income
Six months ended September 30, 2015	Derivatives	Hedged items	Hedge ineffectiveness	Net gain (loss) excluded from assessment of effectiveness
	(in millions of yen)
Equity-related contracts	13,450	(14,798)	—	(1,348)

Total	13,450	(14,798)	—	(1,348)

Net investment hedges

The MHFG Group uses forward foreign exchange contracts and foreign currency-denominated debt instruments to protect the value of net investments in non-Japanese subsidiaries from foreign currency exposure. Under net investment hedges, both derivatives and nonderivative financial instruments qualify as hedging instruments. The foreign currency-denominated debt instruments qualifying as hedging instruments include deposits and long-term debt, of which the carrying amounts of the portion designated as net investment hedges are included within the respective items in the consolidated balance sheets as well as relevant accompanying notes. For net investment hedges, the change in the fair value of a hedging derivative instrument or nonderivative hedging financial instrument is recorded in Foreign currency translation adjustments within Accumulated other comprehensive income, provided that the hedging instrument is designated and is effective as a hedge of the net investment. The change in fair value of the ineffective portion is recorded in Foreign exchange gains (losses)—net in earnings. No amount is excluded from the assessment of hedge effectiveness of net investment hedges.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

The following table summarizes gains and losses information related to net investment hedges for the six months ended September 30, 2014 and 2015:

	Gains (losses) recorded in income and other comprehensive income (“OCI”) for six months ended September 30,
	2014		2015
	Effective portion recorded in OCI	Ineffective portion recorded in income	Effective portion recorded in OCI	Ineffective portion recorded in income
	(in millions of yen)
Financial instruments hedging foreign exchange risk	(103)	(1,679)	723	200

Total	(103)	(1,679)	723	200

Note:	No amount related to the effective portion of net investment hedges was reclassified from Accumulated other comprehensive income to earnings for the six months ended September 30, 2014 and 2015, respectively.

Derivative instruments not designated or qualifying as hedges

The MHFG Group enters into the following derivative transactions that do not qualify for hedge accounting with a view to implementing risk management hedging strategies: (1) interest-rate swap transactions for the purpose of hedging interest-rate risks in deposits, loans etc., (2) currency swap transactions for the purpose of hedging the foreign exchange risk of these assets, and (3) credit derivatives for the purpose of hedging the credit risk in loans, Residential mortgage-backed securities (“RMBS”), Commercial mortgage-backed securities (“CMBS”), CLO and other similar assets. Such derivatives are accounted for as trading positions. The changes in fair value of these instruments are primarily recorded in Trading account gains (losses)—net, even though they are used to mitigate or transform the risk of exposures arising from banking activities. The net gain (loss) resulting from changes in the fair value of certain credit derivatives where the Group purchases protection to mitigate its credit risk exposure, related to its corporate loan portfolio, is recorded in Other noninterest income (expenses).

The following table summarizes gains and losses on derivatives not designated or qualifying as hedges during the six months ended September 30, 2014 and 2015:

	Gains (losses) recorded in income for six months ended September 30,
	2014	2015
	(in millions of yen)
Interest rate contracts	112,347	150,748
Foreign exchange contracts	(30,797)	(4,453)
Equity-related contracts (1)	(31,210)	10,268
Credit-related contracts (2)	(6,073)	(8,419)
Other contracts	35	451

Total	44,302	148,595

Notes:
(1)	The net gain (loss) excluded from the assessment of the effectiveness of fair value hedges is not included in the above table.
(2)	Amounts include the net gain (loss) of ¥(2,005) million and ¥3,531 million on the credit derivatives hedging the credit risk of loans during the six months ended September 30, 2014 and 2015, respectively.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Credit derivatives

A credit derivative is a bilateral contract between a seller and a buyer of protection against the credit risk of a particular entity. Credit derivatives generally require that the seller of credit protection make payments to the buyer upon the occurrence of predefined credit events, which include bankruptcy, dissolution or insolvency of the referenced entity. The MHFG Group either purchases or writes protection on either a single name or a portfolio of reference credits. The Group enters into credit derivatives to help mitigate credit risk in its corporate loan portfolio and other cash positions, to take proprietary trading positions, and to facilitate client transactions.

The notional amount of credit derivatives represents the maximum potential amount of future payments the seller could be required to make. If the predefined credit event occurs, the seller will generally have a right to collect on the underlying reference credit and any related cash flows, while being liable for the full notional amount of credit protection to the buyer. The Group manages credit risk associated with written protection by purchasing protection with identical or similar underlying reference credits, which substantially offsets its exposure. Thus, the notional amount is not necessarily a reliable indicator of the Group’s actual loss exposure.

The following table summarizes the notional and fair value amounts of credit derivatives at March 31, 2015 and September 30, 2015:

	March 31, 2015		September 30, 2015
	Notional amount	Fair value	Notional amount	Fair value
	(in billions of yen)
Credit protection written:
Investment grade	1,619	29	1,658	18
Non-investment grade	822	5	927	4

Total	2,441	34	2,585	22

Credit protection purchased	2,626	(28)	2,766	(13)

Note:	The rating scale is based upon either the external ratings or the internal ratings of the underlying reference credit. The lowest investment grade rating is considered to be BBB-, while anything below or unrated is considered to be non-investment grade. Non-investment grade credit derivatives primarily consist of unrated credit default swap indices such as CDX and iTraxx.

The following table shows the maximum potential amount of future payments for credit protection written by expiration period at March 31, 2015 and September 30, 2015:

	Maximum payout/Notional amount
	March 31, 2015	September 30, 2015
	(in billions of yen)
One year or less	343	533
After one year through five years	2,032	1,958
After five years	66	94

Total	2,441	2,585

Note:	The maximum potential amount of future payments is the aggregate notional amount of the credit derivatives where the Group wrote the credit protection, and it has not been reduced by the effect of any amounts that the Group may possibly collect on the underlying assets and the related cash flows, nor netted against that of credit protection purchased.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Credit-related contingent features

Certain of the MHFG Group’s derivative instruments contain provisions that require the Group’s debt to maintain an investment grade credit rating from the major credit rating agencies. If the Group’s debt credit rating were to fall below investment grade, the counterparties to the derivative instruments could request immediate payment or demand immediate and ongoing full overnight collateralization on derivative instruments which are in net liability positions for the Group. The aggregate fair value of all derivative instruments with such credit-risk-related contingent features in net liability positions on March 31, 2015 and September 30, 2015 was ¥799 billion and ¥681 billion, respectively. As the Group has provided ¥755 billion and ¥655 billion as collateral to the counterparties in the normal course of its business on March 31, 2015 and September 30, 2015, respectively, if the contingent features described above were triggered on March 31, 2015 and September 30, 2015, the amount required to be posted as collateral or settled immediately would be ¥44 billion and ¥26 billion on March 31, 2015 and September 30, 2015, respectively.

15. Commitments and contingencies

Obligations under guarantees

The MHFG Group provides guarantees or indemnifications to counterparties to enhance their credit standing and enable them to complete a variety of business transactions. A guarantee represents an obligation to make payments to third parties if the counterparty fails to fulfill its obligation under a borrowing arrangement or other contractual obligation.

The Group records all guarantees and similar obligations subject to ASC 460, “Guarantees” (“ASC 460”) at fair value in the consolidated balance sheets at the inception of the guarantee.

The table below summarizes the maximum potential amount of future payments by type of guarantee at March 31, 2015 and September 30, 2015. The maximum potential amount of future payments disclosed below represents the contractual amounts that could be required to be repaid in the event of the guarantees being executed, without consideration of possible recoveries under recourse provisions or from collateral held. With respect to written options included in derivative financial instruments in the table below, in theory, the MHFG Group is exposed to unlimited losses; therefore, the table shows the notional amounts of the contracts as a substitute for the maximum exposure.

	March 31, 2015	September 30, 2015
	(in billions of yen)
Performance guarantees	2,226	2,165
Guarantees on loans	325	287
Guarantees on securities	184	183
Other guarantees	1,556	1,520
Guarantees for the repayment of trust principal	140	91
Liabilities of trust accounts	14,936	15,943
Derivative financial instruments	22,216	19,170

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

The table below presents the maximum potential amount of future payments of performance guarantees, guarantees on loans, guarantees on securities and other guarantees classified based on internal ratings at March 31, 2015 and September 30, 2015:

	March 31, 2015	September 30, 2015
	(in billions of yen)
Investment grade	3,267	3,239
Non-investment grade	1,024	916

Total	4,291	4,155

Note:	Investment grade in the internal rating scale generally corresponds to BBB- or above in the external rating scale.

Other off-balance-sheet instruments

In addition to guarantees, the MHFG Group issues other off-balance-sheet instruments to its customers, such as lending-related commitments and commercial letters of credit. Under the terms of these arrangements, the MHFG Group is required to extend credit or make certain payments upon the customers’ requests.

The table below summarizes the contractual amounts with regard to these undrawn commitments at March 31, 2015 and September 30, 2015:

	March 31, 2015	September 30, 2015
	(in billions of yen)
Commitments to extend credit (Note)	71,750	73,885
Commercial letters of credit	584	506

Total	72,334	74,391

Note:	Commitments to extend credit include commitments to invest in securities.

Legal proceedings

The MHFG Group is involved in normal collection proceedings initiated by the Group and other legal proceedings in the ordinary course of business.

The Group’s Indonesian subsidiary acts as the collateral agent for the trustee of bond issuances made by subsidiaries of Asia Pulp & Paper Company Ltd. (“APP”). In that role, the subsidiary is involved in a dispute between the bondholders and such APP subsidiaries in their capacities as the issuers, guarantors and/or pledgors of security for the bonds relating to foreclosure proceedings on the collateral and the subsidiary has been named as a defendant in a lawsuit brought by the obligors under the bonds in Indonesia. The Group’s consolidated financial statements do not include a reserve in relation to this dispute because the Group does not believe that the resolution of this matter will have a significant impact on the consolidated financial condition or results of operations of the Group, although there can be no assurance as to the foregoing.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

16. Variable interest entities and securitizations

Variable interest entities

In the normal course of business, the MHFG Group is involved with VIEs primarily through the following types of transactions: asset-backed commercial paper/loan programs, asset-backed securitizations, investments in securitization products, investment funds, trust arrangements, and structured finance. The Group consolidates certain of these VIEs, where the Group is deemed to be the primary beneficiary because it has both (1) the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance and (2) the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. The MHFG Group reassesses whether it is the primary beneficiary on an ongoing basis as long as the Group has any continuing involvement with the VIE. There are also other VIEs, where the Group has determined that it is not the primary beneficiary but has significant variable interests. In evaluating the significance of the variable interests, the Group comprehensively takes into consideration the extent of its involvement with each VIE, such as the seniority of its investments, the share of its holding in each tranche and the variability it expects to absorb, as well as other relevant facts and circumstances. The likelihood of loss is not necessarily relevant to the determination of significance, and therefore, “significant” does not imply that there is high likelihood of loss. The maximum exposure to loss that is discussed in this section refers to the maximum loss that the Group could be required to record in its consolidated statements of income as a result of its involvement with the VIE. This represents exposures associated with both on-balance-sheet assets and off-balance-sheet liabilities related to the VIE. Further, this maximum potential loss is disclosed regardless of the probability of such losses and, therefore, it is not indicative of the ongoing exposure which is managed within the Group’s risk management framework.

The table below shows the consolidated assets of the Group’s consolidated VIEs as well as total assets and maximum exposure to loss for its significant unconsolidated VIEs, as of March 31, 2015 and September 30, 2015:

	Consolidated VIEs	Significant unconsolidated VIEs
March 31, 2015	Consolidated assets	Total assets	Maximum exposure to loss
	(in billions of yen)
Asset-backed commercial paper/loan programs	2,610	—	—
Asset-backed securitizations	427	291	19
Investments in securitization products	338	445	154
Investment funds	2,483	2,094	301
Trust arrangements and other	27	—	—

Total	5,885	2,830	474

	Consolidated VIEs	Significant unconsolidated VIEs
September 30, 2015	Consolidated assets	Total assets	Maximum exposure to loss
	(in billions of yen)
Asset-backed commercial paper/loan programs	2,248	—	—
Asset-backed securitizations	418	204	18
Investments in securitization products	337	445	154
Investment funds	2,006	2,455	381
Trust arrangements and other	26	—	—

Total	5,035	3,104	553

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

The Group has not provided financial or other support to consolidated or unconsolidated VIEs that the Group was not previously contractually required to provide.

The tables below present the carrying amounts and classification of assets and liabilities on the MHFG Group’s balance sheets that relate to its variable interests in significant unconsolidated VIEs, as of March 31, 2015 and September 30, 2015:

Assets on balance sheets related to unconsolidated VIEs:	March 31, 2015	September 30, 2015
	(in billions of yen)
Trading account assets	60	57
Investments	187	258
Loans	217	204

Total	464	519

Liabilities on balance sheets and maximum exposure to loss related to unconsolidated VIEs:	March 31, 2015	September 30, 2015
	(in billions of yen)
Payables under securities lending transactions	19	18

Total	19	18

Maximum exposure to loss (Note)	474	553

Note:	This represents the amount the Group could be required to record in its consolidated statements of income associated with on-balance-sheet exposures and off-balance-sheet liabilities such as undrawn commitments.

Asset-backed commercial paper/loan programs

The MHFG Group manages several asset-backed commercial paper/loan programs that provide its clients’ off-balance-sheet and/or cost-effective financing. The VIEs used in the programs purchase financial assets, primarily receivables, from clients participating in the programs and provide liquidity through the issuance of commercial paper or borrowings from the MHFG Group backed by the financial assets. While customers normally continue to service the transferred receivables, the MHFG Group underwrites, distributes, and makes a market in commercial paper issued by the conduits. The MHFG Group typically provides program-wide liquidity and credit support facilities and, in some instances, financing to the VIEs. The MHFG Group has the power to determine which assets will be held in the VIEs and has an obligation to monitor these assets. The Group is also responsible for liability management. In addition, through the liquidity and credit support facilities provided to the VIEs, the Group has the obligation to absorb losses that could potentially be significant to the VIEs. Therefore, the Group consolidates such VIEs.

Asset-backed securitizations

The MHFG Group acts as an arranger of various types of structured finance to meet clients’ off-balance-sheet financing needs. In substantially all of these structured financing transactions, the transfer of the financial asset by the client is structured to be bankruptcy remote by use of a bankruptcy remote entity, which is deemed to be a VIE because its equity holder does not have decision making rights. The MHFG Group receives fees for structuring and/or distributing the securities sold to investors. In some cases, the MHFG Group itself purchases the securities issued by the entities and/or provides loans to the VIEs.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

In addition, the MHFG Group establishes several single-issue and multi-issue special purpose entities that issue collateralized debt obligations (“CDO”) or CLO, synthetic CDO/CLO or other repackaged instruments to meet clients’ and investors’ financial needs. The MHFG Group also arranges securitization transactions including CMBS, RMBS and others. In these transactions, the MHFG Group acts as an underwriter, placement agent, asset manager, derivatives counterparty, and/or investor in debt and equity instruments.

In certain VIEs, where the MHFG Group provides liquidity and credit support facilities, writes credit protection or invests in debt or equity instruments in its role as an arranger, servicer, administrator or asset manager, etc., the Group has the power to determine which assets will be held in the VIEs or to manage and monitor these assets. In addition, through the variable interests above, the Group has the obligation to absorb losses and the right to receive benefits that could potentially be significant to the VIEs. Therefore, the Group consolidates such VIEs.

The MHFG Group established certain VIEs to securitize its own mortgage loans. The Group provides servicing for and holds retained subordinated beneficial interests in the securitized mortgage loans. In addition, the Group retains credit exposure in the form of guarantees on these loans. In its role as a servicer, the Group has the power to direct the entity’s activities that most significantly impact the entity’s economic performance by managing defaulted mortgage loans. In addition, through its retained interests and its aforementioned involvement as a guarantor, the Group has the obligation to absorb losses and the right to receive benefits that could potentially be significant to the entity. Therefore, the Group consolidates such VIEs.

Investments in securitization products

The MHFG Group invests in, among other things, various types of CDO/CLO, synthetic CDO/CLO and repackaged instruments, CMBS and RMBS arranged by third parties for the purpose of generating current income or capital appreciation, which all utilize entities that are deemed to be VIEs. By design, such investments were investment grade at issuance and held by a diverse group of investors. The potential loss amounts of the securities and the loans are generally limited to the amounts invested because the Group has no contractual involvement in such VIEs beyond its investments. Since the Group is involved in these VIEs only as an investor, the Group does not ordinarily have the power to direct the VIEs’ activities that most significantly impact the VIEs’ economic performance. However, the Group consolidates VIEs, where the transactions are tailored by the third party arrangers to meet the Group’s needs as a main investor, who is ultimately deemed to have the power to determine which assets are to be held by the VIEs. The Group also invests in certain beneficial interests issued by VIEs which hold real estate that the Group utilizes. In addition to these variable interests, when the Group has the power including the sole unilateral ability to liquidate the VIEs, the Group consolidates such VIEs.

Investment funds

The MHFG Group invests in various investment funds, including securities investment trusts, which collectively invest in equity and debt securities that include listed Japanese securities and investment grade bonds. Investment advisory companies or fund management companies, including the Group’s subsidiaries and affiliates, administer and make investment decisions about such investment funds. The Group consolidates certain investment funds where it is deemed to be the primary beneficiary. The Group has determined that certain investment vehicles managed by the Group that have attributes of an investment company (or similar entity) qualify for the deferral from certain requirements of ASC 810 that originated from Statement of Financial Accounting Standards (“SFAS”) No.167 “Amendments to FASB Interpretation No.46(R)” (“SFAS No.167”). Therefore, for these vehicles, the Group determines whether it is the primary beneficiary by evaluating whether it absorbs the majority of expected losses, receives the majority of expected residual returns, or both.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Trust arrangements

The MHFG Group offers a variety of asset management and administration services under trust arrangements including security investment trusts, pension trusts and trusts used in the securitization of assets originated by and transferred to third parties. The Group receives trust fees for providing services as an agent or fiduciary on behalf of beneficiaries.

With respect to guaranteed principal money trust products, the MHFG Group assumes certain risks by providing guarantees for the repayment of principal as required by the trust agreements or relevant Japanese legislation. The MHFG Group manages entrusted funds primarily through the origination of high quality loans and other credit-related products, investing in investment grade marketable securities such as Japanese government bonds and placing cash with the MHFG Group’s subsidiary trust banks. The Group has the power to determine which assets will be held in the VIEs or to manage these assets. In addition, through the principal guarantee agreement, the Group has the obligation to absorb losses that could potentially be significant to the VIEs. Therefore, the Group consolidates such VIEs. However, the MHFG Group does not consolidate certain guaranteed principal money trusts, which invest all the entrusted funds in the MHFG Group itself, as the Group has determined that it has no variable interests. See Note 15 “Commitments and contingencies” for the balances of guaranteed trust principal that are not consolidated at March 31, 2015 and September 30, 2015.

With respect to non-guaranteed trust arrangements, the MHFG Group manages and administers assets on behalf of its customers (trust beneficiaries) in the capacity of a trustee and fiduciary. For substantially all non-guaranteed trust arrangements, the Group generally does not have the power to direct the activities of the VIEs that most significantly impact the VIEs’ economic performance or has neither the obligation to absorb losses nor the right to receive benefits that could potentially be significant to the VIEs. Therefore, such trust accounts are not included in the consolidated financial statements of the MHFG Group.

The Group has determined that, in certain trust arrangements that have attributes of an investment company (or similar entity), certain requirements of ASC 810 that originated from SFAS No.167 are deferred. Therefore, for these trust arrangements, the Group determines whether it is the primary beneficiary by evaluating whether it absorbs the majority of expected losses, receives the majority of expected residual returns, or both.

Special purpose entities created for structured finance

The MHFG Group is involved in real estate, commercial aircraft and other vessel and machinery and equipment financing to VIEs. As the Group typically only provides senior financing with credit enhanced by subordinated interests and may sometimes act as an interest rate swap counterparty, the Group has determined that it does not have the power to direct the activities of the VIEs that most significantly impact the VIEs’ economic performance, or even the significant variable interests.

Securitization

The MHFG Group engages in securitization activities and securitizes mortgage loans, other loans, government and corporate securities and other type of financial assets in the normal course of business. In these securitization transactions, the Group records the transfer of a financial asset as a sale when the accounting criteria for a sale under ASC 860, “Transfers and Servicing” (“ASC 860”) are met. These criteria are (1) the transferred financial assets are legally isolated from the Group’s creditors, (2) the transferee or beneficial interest holder has the right to pledge or exchange the transferred financial assets, and (3) the Group does not maintain effective control over the transferred financial assets. Otherwise, the transfer is accounted for as a secured borrowing.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

For the six months ended September 30, 2014 and 2015, the MHFG Group neither made significant transfers of financial assets nor recognized significant gains or losses in securitization transactions accounted for as sales. The Group did not retain significant interests in securitization transactions accounted for as sales as of March 31, 2015 and September 30, 2015.

There are certain transactions where transfers of financial assets do not qualify for the aforementioned sales criteria and are accounted for as secured borrowings. These transferred assets continue to be carried on the consolidated balance sheets of the MHFG Group. Such assets are associated with securitization transactions and loan participation transactions, which amounted to ¥220 billion and ¥83 billion as of March 31, 2015, and ¥240 billion and ¥69 billion as of September 30, 2015, respectively. Liabilities associated with securitization and loan participation transactions are presented as Payables under securities lending transactions and Other short-term borrowings or Long-term debt, respectively, on the consolidated balance sheets.

17. Fair value

Fair value measurements

ASC 820, “Fair Value Measurements” (“ASC 820”), defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. In addition, ASC 820 precludes (1) the deferral of gains and losses at inception of certain derivative contracts whose fair value was not evidenced by market-observable data, and (2) the use of block discounts when measuring the fair value of instruments traded in an active market, which were previously applied to large holdings of publicly traded financial instruments.

Fair value hierarchy

ASC 820 specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. The standard describes three levels of inputs that may be used to measure fair value:

Level 1	Quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include debt and equity securities and derivative contracts that are traded in an active exchange market.

Level 2	Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments. If no quoted market prices are available, the fair values of debt securities and over-the-counter derivative contracts in this category are determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data.

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Valuation process

The MHFG Group has established clear valuation policies which govern the principles of fair value measurements and the authority and duty of each department. The Group has also established well-documented procedure manuals which describe valuation techniques and related inputs for determining the fair values of various financial instruments. The policies require that the measurement of fair values be carried out in accordance with the procedures by the risk management departments or the back offices which are independent from the front offices. The policies also require the risk management departments to check and verify whether the valuation methodologies defined in the procedure manuals are fair and proper and the internal audit departments to periodically review the compliance with the procedures throughout the Group. Although the valuation methodologies and related inputs are consistently used from period to period, a change in the market environment sometimes leads to a change in the valuation methodologies and the inputs. For instance, a change in market liquidity due to a delisting or a new listing is one of the key drivers of revisions to the valuation methodologies and the inputs. The key drivers also include the availability or the lack of market observable inputs and the development of new valuation methodologies. Price verification performed through the Group’s internal valuation process has an important role in identifying whether the valuation methodologies and the inputs need to be changed. The internal valuation process over the prices broker-dealers provide, primarily for Japanese securitization products, is described in more detail below in “Investments”. A change in the valuation methodologies and/or the inputs requires the revision of the valuation policies and procedure manuals, which is required to be approved by the appropriate authority, either the CEO, the head of risk management, and/or accounting, depending on the nature and characteristics of the change.

The following is a description of valuation methodologies and inputs used for assets and liabilities measured at fair value on a recurring basis, including the general classification of such instruments pursuant to the fair value hierarchy and the MHFG Group’s valuation techniques used to measure fair values. During the six months ended September 30, 2015, there were no significant changes made to the Group’s valuation techniques and related inputs.

Trading securities and trading securities sold, not yet purchased

When quoted prices for identical securities are available in an active market, the Group uses the quoted prices to measure the fair values of securities and such securities are classified in Level 1 of the fair value hierarchy. Level 1 securities include highly liquid government bonds and Ginnie Mae securities. When quoted prices for identical securities are available, but not actively traded, such securities are classified in Level 2 of the fair value hierarchy. When no quoted market prices are available, the Group estimates fair values by using a pricing model with inputs that are observable in the market and such securities are classified in Level 2 of the fair value hierarchy. Level 2 securities include Japanese local government bonds, corporate bonds, and commercial paper. When less liquid market conditions exist for securities, the quoted prices are stale or the prices from independent sources vary significantly, such securities are generally classified in Level 3 of the fair value hierarchy. The fair values of foreign currency denominated securitization products such as RMBS, CMBS, and ABS are determined primarily by using a discounted cash flow model. The key inputs used for the model include default rates, recovery rates, prepayment rates, and discount rates. In the event that certain key inputs are unobservable or cannot be corroborated by observable market data, these financial instruments are classified in Level 3.

The investment funds are classified in either Level 1, Level 2, or Level 3 of the fair value hierarchy. Exchange-Traded Funds (“ETF”) are generally classified in Level 1, while the others are classified in Level 2 or Level 3. Investment trusts and hedge funds are generally classified in Level 2, since those funds are measured at the net asset value (“NAV”) per share and the Group has the ability to redeem its investment with the investees at the

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

NAV per share at the measurement date or within the near term. In contrast, private equity funds and real estate funds measured at the NAV per share are generally classified in Level 3, since the Group does not have the ability to redeem its investment with the investees at the NAV per share at the measurement date or within the near term. It is estimated that the underlying assets of the funds would be liquidated within a ten-year period.

Derivative financial instruments

Exchange-traded derivatives are valued using quoted market prices and consequently are classified in Level 1 of the fair value hierarchy. However, the majority of derivatives entered into by the Group are executed over-the-counter and are valued using internal valuation techniques as no quoted market prices are available for such instruments. The valuation techniques depend on the type of derivatives. The principal techniques used to value these instruments are discounted cash flow models and the Black-Scholes option pricing model, which are widely accepted in the financial services industry. The key inputs vary by the type of derivatives and the nature of the underlying instruments and include interest rate yield curves, foreign exchange rates, the spot price of the underlying, volatility and correlation. Each item is classified in either Level 2 or Level 3 depending on the observability of the significant inputs to the model. Level 2 derivatives include plain vanilla interest rate and currency swaps and option contracts. Derivative contracts valued using significant unobservable correlation or volatility are classified in Level 3 of the fair value hierarchy.

Investments

The fair values of available-for-sale securities are determined primarily using the same procedures described for trading securities above. Since private placement bonds have no quoted market prices, the fair values of such bonds are estimated based on a discounted cash flow model using interest rates approximating the current rates for instruments with similar maturities and credit risk. Private placement bonds are classified in either Level 2 or Level 3 depending on the observability of the significant inputs to the model, such as credit risk. The fair values of Japanese securitization products such as RMBS, CMBS, CDO, ABS, and CLO are generally based upon single non-binding quoted prices from broker-dealers. Such quotes are validated through the Group’s internal processes and controls. In the rare case where the Group finds the quoted prices to be invalid through its internal valuation process, it adjusts those prices or alternatively estimates their fair values by using a discounted cash flow model to incorporate the Group’s estimates of key inputs such as the most recent value of each underlying asset, cash flows of the underlying assets, and discount margin. The validation of such prices varies depending on the nature and type of the products. For the majority of RMBS, CDO, ABS and CLO products, broker quotes are validated by investigating significant unusual monthly valuation fluctuations and comparing to prices internally computed through discounted cash flow models using assumptions and parameters provided by brokers such as the cash flows of underlying assets, yield curve, prepayment speed and credit spread. For the majority of CMBS, the Group validates broker quotes through a review process that includes the investigation of significant unusual monthly valuation fluctuations and/or a review of underlying assets with significant differences between the valuations of the Group and the broker-dealers being identified. Though most Japanese securitization products are classified in Level 3, certain securitization products such as Japanese RMBS are classified in Level 2, if the quoted prices are verified through either recent market transactions or a pricing model that can be corroborated by observable market data.

Other investments, except for investments held by consolidated investment companies, have not been measured at fair value on a recurring basis. Investments held by consolidated investment companies mainly consist of marketable and non-marketable equity securities and debt securities. The fair value of the marketable equity securities is based upon quoted market prices. The fair value of the non-marketable equity securities is based upon significant management judgment, as very limited quoted prices exist. When evaluating such securities, the

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Group firstly considers recent market transactions of identical securities, if applicable. Thereafter, the Group uses commonly accepted valuation techniques such as earnings multiples based on comparable public securities. Non-marketable equity securities are generally classified in Level 3 of the fair value hierarchy. The fair value of the debt securities is estimated using a discounted cash flow model, since they have no quoted market prices. Those debt securities are classified in Level 3, because the credit risk is unobservable.

Long-term debt

Where fair value accounting has been elected for structured notes, the fair values are determined by incorporating the fair values of embedded derivatives that are primarily derived by using the same procedures described for derivative financial instruments above. Such instruments are classified in Level 2 or Level 3 depending on the observability of significant inputs to the model used in determining the fair value of the embedded derivatives.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Items measured at fair value on a recurring basis

Assets and liabilities measured at fair value on a recurring basis at March 31, 2015 and September 30, 2015, including those for which the MHFG Group has elected the fair value option, are summarized below:

March 31, 2015	Level 1	Level 2	Level 3	Assets/ Liabilities measured at fair value
	(in billions of yen)
Assets:
Trading securities(1):
Japanese government bonds	1,680	32	—	1,712
Japanese local government bonds	—	72	—	72
U.S. Treasury bonds and federal agency securities	4,759	134	—	4,893
Other foreign government bonds	2,093	344	—	2,437
Agency mortgage-backed securities	1,132	376	—	1,508
Residential mortgage-backed securities	—	—	29	29
Commercial mortgage-backed securities	—	2	4	6
Certificates of deposit and commercial paper	—	813	—	813
Corporate bonds and other	42	1,802	639	2,483
Equity securities	1,045	864	60	1,969
Derivatives:
Interest rate contracts	71	9,516	25	9,612
Foreign exchange contracts	17	3,577	11	3,605
Equity-related contracts	58	134	5	197
Credit-related contracts	—	41	1	42
Other contracts	1	22	15	38
Available-for-sale securities:
Japanese government bonds	16,672	742	—	17,414
Japanese local government bonds	—	239	—	239
U.S. Treasury bonds and federal agency securities	117	—	—	117
Other foreign government bonds	415	551	—	966
Agency mortgage-backed securities	87	735	—	822
Residential mortgage-backed securities	—	97	166	263
Commercial mortgage-backed securities	—	—	169	169
Japanese corporate bonds and other debt securities	—	1,787	155	1,942
Foreign corporate bonds and other debt securities	—	657	85	742
Equity securities (marketable)	4,362	35	—	4,397
Other investments	—	—	53	53

Total assets measured at fair value on a recurring basis(2)	32,551	22,572	1,417	56,540

Liabilities:
Trading securities sold, not yet purchased	2,856	345	—	3,201
Derivatives:
Interest rate contracts	74	9,293	7	9,374
Foreign exchange contracts	14	3,590	3	3,607
Equity-related contracts	73	129	19	221
Credit-related contracts	—	34	2	36
Other contracts	1	17	15	33
Long-term debt(3)	—	153	587	740

Total liabilities measured at fair value on a recurring basis	3,018	13,561	633	17,212

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

September 30, 2015	Level 1	Level 2	Level 3	Assets/ Liabilities measured at fair value
	(in billions of yen)
Assets:
Trading securities (1):
Japanese government bonds	2,637	34	—	2,671
Japanese local government bonds	—	103	—	103
U.S. Treasury bonds and federal agency securities	3,973	246	—	4,219
Other foreign government bonds	2,138	339	—	2,477
Agency mortgage-backed securities	1,046	445	—	1,491
Residential mortgage-backed securities	—	—	24	24
Commercial mortgage-backed securities	—	4	3	7
Certificates of deposit and commercial paper	—	595	—	595
Corporate bonds and other	27	2,011	728	2,766
Equity securities	803	763	57	1,623
Derivatives:
Interest rate contracts	93	9,157	43	9,293
Foreign exchange contracts	28	3,086	9	3,123
Equity-related contracts	66	128	20	214
Credit-related contracts	—	39	3	42
Other contracts	1	23	24	48
Available-for-sale securities:
Japanese government bonds	14,878	717	—	15,595
Japanese local government bonds	—	225	—	225
U.S. Treasury bonds and federal agency securities	81	—	—	81
Other foreign government bonds	415	602	—	1,017
Agency mortgage-backed securities	103	786	—	889
Residential mortgage-backed securities	—	91	140	231
Commercial mortgage-backed securities	—	—	183	183
Japanese corporate bonds and other debt securities	—	1,825	192	2,017
Foreign corporate bonds and other debt securities	—	644	117	761
Equity securities (marketable)	3,847	81	—	3,928
Other investments	—	—	41	41

Total assets measured at fair value on a recurring basis (2)	30,136	21,944	1,584	53,664

Liabilities:
Trading securities sold, not yet purchased	3,203	197	—	3,400
Derivatives:
Interest rate contracts	96	8,954	25	9,075
Foreign exchange contracts	28	2,943	1	2,972
Equity-related contracts	74	101	19	194
Credit-related contracts	—	30	3	33
Other contracts	1	18	24	43
Long-term debt (3)	—	141	581	722

Total liabilities measured at fair value on a recurring basis	3,402	12,384	653	16,439

Notes:

(1)	Trading securities include foreign currency denominated securities for which the MHFG Group elected the fair value option.
(2)	Amounts included the investments measured at the NAV per share at March 31, 2015 and September 30, 2015, of ¥878 billion and ¥819 billion, respectively, of which ¥842 billion and ¥782 billion, respectively, were classified in Level 2, and ¥36 billion and ¥37 billion, respectively, were classified in Level 3. The amounts of unfunded commitments related to these investments at March 31, 2015 and September 30, 2015 were ¥25 billion and ¥25 billion, respectively.
(3)	Amounts represent items for which the Group elected the fair value option.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Items measured at fair value on a recurring basis using significant unobservable inputs (Level 3)

The following table presents a reconciliation for all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the six months ended September 30, 2014 and 2015:

Six months ended September 30, 2014	April 1, 2014	Gains (losses) in Earnings		Gains (losses) in OCI		Transfers into Level 3	Transfers out of Level 3	Purchases	Sales	Issuances	Settle- ments	September 30, 2014	Change in unrealized gains (losses) still held (6)
	(in billions of yen)
Assets:
Trading securities:
Residential mortgage-backed securities	78	2	(2)	—		—	—	—	(1)	—	(10)	69	2
Commercial mortgage-backed securities	91	—	(2)	—		—	—	—	—	—	(7)	84	—
Corporate bonds and other	413	24	(2)	—		1	(1)	252	(123)	—	(80)	486	18
Equity securities	60	10	(2)	—		—	—	2	(8)	—	(1)	63	5
Derivatives, net (1):
Interest rate contracts	17	1	(2)	—		—	—	—	—	—	4	22	3
Foreign exchange contracts	11	—	(2)	—		—	—	—	—	—	—	11	—
Equity-related contracts	1	(1	) (2)	—		—	—	—	—	—	—	—	(3)
Credit-related contracts	17	(5	) (2)	—		—	—	—	—	—	—	12	(5)
Available-for-sale securities:
Residential mortgage-backed securities	220	—	(3)	2	(4)	—	—	8	—	—	(28)	202	—
Commercial mortgage-backed securities	161	3	(3)	(2	) (4)	—	—	5	(4)	—	(41)	122	—
Japanese corporate bonds and other debt securities	170	—	(3)	2	(4)	—	—	5	(2)	—	(26)	149	—
Foreign corporate bonds and other debt securities	141	3	(3)	—	(4)	—	—	—	—	—	(14)	130	—
Other investments	69	8	(3)	—		—	—	2	(7)	—	(11)	61	10

Liabilities:
Long-term debt	501	(11	) (5)	—		—	—	—	—	131	(85)	558	(10)

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Six months ended September 30, 2015	April 1, 2015	Gains (losses) in Earnings		Gains (losses) in OCI		Transfers into Level 3	Transfers out of Level 3	Purchases	Sales	Issuances	Settle- ments	September 30, 2015	Change in unrealized gains (losses) still held (6)
	(in billions of yen)
Assets:
Trading securities:
Other foreign government bonds	—	—	(2)	—		—	—	1	(1)	—	—	—	—
Residential mortgage-backed securities	29	—	(2)	—		—	—	—	—	—	(5)	24	—
Commercial mortgage-backed securities	4	—	(2)	—		—	—	—	—	—	(1)	3	—
Corporate bonds and other	639	(4	) (2)	—		8	(20)	233	(88)	—	(40)	728	(5)
Equity securities	60	6	(2)	—		2	—	5	(16)	—	—	57	(2)
Derivatives, net (1):
Interest rate contracts	18	(6	) (2)	—		—	—	—	—	—	6	18	(5)
Foreign exchange contracts	8	4	(2)	—		—	—	—	—	—	(4)	8	(1)
Equity-related contracts	(14)	15	(2)	—		—	—	—	—	—	—	1	12
Credit-related contracts	(1)	—	(2)	—		—	—	—	—	—	1	—	—
Available-for-sale securities:
Residential mortgage-backed securities	166	—	(3)	—	(4)	—	—	—	(4)	—	(22)	140	—
Commercial mortgage-backed securities	169	—	(3)	—	(4)	—	—	56	(37)	—	(5)	183	—
Japanese corporate bonds and other debt securities	155	1	(3)	7	(4)	—	—	55	(3)	—	(23)	192	—
Foreign corporate bonds and other debt securities	85	1	(3)	(6	) (4)	23	—	37	—	—	(23)	117	—
Other investments	53	8	(3)	—		—	—	1	(19)	—	(2)	41	(7)

Liabilities:
Trading securities sold, not yet purchased	—	—	(2)	—		—	—	1	(1)	—	—	—	—
Long-term debt	587	27	(5)	—		1	(1)	—	—	160	(139)	581	27

Notes:
(1)	Total Level 3 derivative exposures have been netted on the table for presentation purposes only.
(2)	Gains (losses) in Earnings are reported in Trading account gains (losses)—net, Foreign exchange gains (losses)—net or Other noninterest income (expenses).
(3)	Gains (losses) in Earnings are reported in Investment gains (losses)—net.
(4)	Gains (losses) in OCI are reported in Other comprehensive income (loss).
(5)	Gains (losses) in Earnings are reported in Other noninterest income (expenses).
(6)	Amounts represent total gains or losses recognized in earnings during the period. These gains or losses were attributable to the change in fair value relating to assets and liabilities classified as Level 3 that were still held at September 30, 2014 and 2015.

Transfers between levels

Transfers of assets or liabilities between levels of the fair value hierarchy are assumed to occur at the beginning of the period.

During the six months ended September 30, 2014, the transfers into Level 3 included ¥1 billion of Trading securities primarily due to decreased liquidity for certain Japanese and foreign corporate bonds. During the six months ended September 30, 2014, the transfers out of Level 3 included ¥1 billion of Trading securities primarily due to increased liquidity for certain foreign corporate bonds.

During the six months ended September 30, 2015, the transfers into Level 3 included ¥10 billion of Trading securities, ¥23 billion of Available-for-sale securities and ¥1 billion of Long-term debt. Transfers into Level 3 for Trading securities and Available-for-sale securities were primarily due to decreased liquidity for certain Japanese and foreign corporate bonds. Transfers into Level 3 for Long-term debt were primarily due to changes in the

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

impact of unobservable inputs on the value of certain structured notes. During the six months ended September 30, 2015, the transfers out of Level 3 included ¥20 billion of Trading securities and ¥1 billion of Long-term debt. Transfers out of Level 3 for Trading securities were primarily due to increased price transparency for certain Japanese and foreign corporate bonds. Transfers out of Level 3 for Long-term debt were primarily due to changes in the impact of unobservable inputs on the value of certain structured loans.

Quantitative information about Level 3 fair value measurements

The following table presents information about significant unobservable inputs related to the MHFG Group’s material classes of Level 3 assets and liabilities at March 31, 2015 and September 30, 2015:

March 31, 2015

Products/Instruments	Fair value	Principal valuation technique	Unobservable inputs	Range of input values	Weighted average(5)
(in billions of yen, except for ratios and basis points)
Trading securities and Available-for-sale securities:
Residential mortgage-backed securities	195	Discounted cash flow Price-based	Prepayment rate Default rate Recovery rate Discount margin	2% - 18% 0% - 1% 100% - 100% 11bps - 490bps	7% 0% 100% 63bps

Commercial mortgage-backed securities	173	Discounted cash flow Price-based	Discount margin	10bps – 2,922bps	95bps

Corporate bonds and other debt securities	879	Discounted cash flow Price-based	Prepayment rate (1) Default rate (1) Recovery rate (1) Discount margin (1)	0% - 25% 0% - 5% 60% - 71% 9bps - 1,220bps	21% 2% 69% 112bps

			Discount margin (2)	-96bps - 4,342bps	106bps

Derivatives, net:
Interest rate contracts	18	Internal valuation model (3)	IR – IR correlation Default rate (4)	20% - 100% 0% - 63%

Foreign exchange contracts	8	Internal valuation model (3)	FX – IR correlation FX – FX correlation FX volatility Default rate (4)	9% - 52% 52% - 52% 11% - 23% 0% - 63%

Equity-related contracts	(14)	Internal valuation model (3)	Equity – IR correlation Equity – FX correlation Equity volatility	50% - 50% 55% - 55% 17% - 33%

Credit-related contracts	(1)	Internal valuation model (3)	Default rate Credit correlation	0% - 50% 11% - 100%

Long-term debt	587	Internal valuation model (3)	IR – IR correlation FX – IR correlation FX – FX correlation Equity – IR correlation Equity – FX correlation Equity volatility Default rate Credit correlation	20% - 100% 9% - 52% 52% - 52% 50% - 50% 55% - 55% 16% - 34% 0% - 15% 16% - 100%

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

September 30, 2015

Products/Instruments	Fair value	Principal valuation technique	Unobservable inputs	Range of input values	Weighted average(5)
(in billions of yen, except for ratios and basis points)
Trading securities and Available-for-sale securities:
Residential mortgage-backed securities	164	Discounted cash flow Price-based	Prepayment rate Default rate Recovery rate Discount margin	2% - 19% 0% - 2% 100% - 100% 17bps - 403bps	7% 0% 100% 62bps

Commercial mortgage-backed securities	186	Discounted cash flow Price-based	Discount margin	10bps - 215bps	36bps

Corporate bonds and other debt securities	1,037	Discounted cash flow Price-based	Prepayment rate (1) Default rate (1) Recovery rate (1) Discount margin (1)	0% - 22% 0% - 5% 60% - 71% -51bps - 4,513bps	19% 2% 70% 127bps

			Discount margin (2)	-127bps - 6,317bps	415bps

Derivatives, net:
Interest rate contracts	18	Internal valuation model (3)	IR – IR correlation Default rate (4)	20% - 100% 0% - 63%

Foreign exchange contracts	8	Internal valuation model (3)	FX – IR correlation FX – FX correlation Default rate (4)	4% - 50% 40% - 40% 0% - 63%

Equity-related contracts	1	Internal valuation model (3)	Equity – IR correlation Equity volatility	40% - 40% 19% - 37%

Credit-related contracts	—	Internal valuation model (3)	Default rate Credit correlation	0% - 43% 10% - 100%

Long-term debt	581	Internal valuation model (3)	IR – IR correlation FX – IR correlation FX – FX correlation Equity – IR correlation Equity – FX correlation Equity correlation Equity volatility Default rate Credit correlation	20% - 100% 4% - 50% 40% - 40% 40% - 40% 55% - 55% 9% - 100% 16% - 39% 0% - 9% 8% - 100%

Notes:
(1)	These inputs are mainly used for determining the fair values of securitization products such as CDO, CLO and ABS, other than RMBS and CMBS.
(2)	This input is mainly used for determining the fair values of Japanese corporate bonds and foreign corporate bonds.
(3)	Internal valuation model includes discounted cash flow models and the Black-Scholes option pricing model.
(4)	This input represents the counterparty default rate derived from the MHFG Group’s own internal credit analyses.
(5)	Weighted averages are calculated by weighting each input by the relative fair value of the respective financial instruments.
IR	= Interest rate
FX	= Foreign exchange

Sensitivity to unobservable inputs and interrelationship between unobservable inputs

The following is a description of the sensitivities and interrelationships of the significant unobservable inputs used to measure the fair values of Level 3 assets and liabilities.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

(1) Prepayment rate

The prepayment rate is the estimated rate at which voluntary unscheduled repayments of the principal of the underlying assets are expected to occur. The movement of the prepayment rate is generally negatively correlated with borrower delinquency. A change in prepayment rate would impact the valuation of the fair values of financial instruments either positively or negatively, depending on the structure of financial instruments.

(2) Default rate

The default rate is an estimate of the likelihood of not collecting contractual payments. An increase in the default rate would generally be accompanied by a decrease in the recovery rate and an increase in the discount margin. It would also generally impact the valuation of the fair values of financial instruments negatively.

(3) Recovery rate

The recovery rate is an estimate of the percentage of contractual payments that would be collected in the event of a default. An increase in recovery rate would generally be accompanied by a decrease in the default rate. It would also generally impact the valuation of the fair values of financial instruments positively.

(4) Discount margin

The discount margin is the portion of the interest rate over a benchmark market interest rate such as LIBOR or swap rates. It primarily consists of a risk premium component which is the amount of compensation that market participants require due to the uncertainty inherent in the financial instruments’ cash flows resulting from credit risk. An increase in discount margin would generally impact the valuation of the fair values of financial instruments negatively.

(5) Correlation

Correlation is the likelihood of the movement of one input relative to another based on an established relationship. The change in correlation would impact the valuation of derivatives either positively or negatively, depending on the nature of the underlying assets.

(6) Volatility

Volatility is a measure of the expected change in variables over a fixed period of time. Some financial instruments benefit from an increase in volatility and others benefit from a decrease in volatility. Generally, for a long position in an option, an increase in volatility would result in an increase in the fair values of financial instruments.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Items measured at fair value on a nonrecurring basis

Certain assets and liabilities are measured at fair value on a nonrecurring basis. These assets and liabilities primarily include items that are measured at the lower of cost or fair value, and items that were initially measured at cost and have been written down to fair value as a result of impairment. The following table shows the fair value hierarchy for these items as of March 31, 2015 and September 30, 2015:

March 31, 2015	Total	Level 1	Level 2	Level 3	Aggregate cost
	(in billions of yen)
Assets:
Loans	111	—	—	111	193
Loans held-for-sale	—	—	—	—	39
Other investments	10	9	—	1	16
Premises and equipment—net	1	—	—	1	8

Total assets at fair value on a nonrecurring basis	122	9	—	113	256

September 30, 2015	Total	Level 1	Level 2	Level 3	Aggregate cost
	(in billions of yen)
Assets:
Loans	123	—	—	123	180
Loans held-for-sale	27	—	27	—	65
Other investments	—	—	—	—	1
Premises and equipment—net	—	—	—	—	1

Total assets at fair value on a nonrecurring basis	150	—	27	123	247

Loans in the table above have been impaired and measured based upon the fair value of the underlying collateral.

Loans held-for-sale in the table above are accounted for at the lower of cost or fair value at the end of the period. The items for which fair values are determined by using actual or contractually determined selling price data are classified as Level 2. Due to the lack of current observable market information, the determination of the fair values for items other than the aforementioned requires significant adjustment based upon management judgment and estimation, which results in such items being classified in Level 3 of the hierarchy.

Other investments in the table above, which consist of certain equity method investments and non-marketable equity securities, have been impaired and written down to fair value. The fair values of the impaired marketable equity method investments are determined by their quoted market prices. As the securities are traded on an active exchange market, they are classified as Level 1. The fair values of the impaired non-marketable equity securities, which include non-marketable equity method investments, are determined primarily by using a liquidation value technique. As significant management judgment or estimation is required in the determination of the fair values of non-marketable equity securities, they are classified as Level 3.

Premises and equipment—net in the table above have been impaired and written down to fair value.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Fair value option

The MHFG Group elected the fair value option for certain eligible financial instruments described below.

Foreign currency denominated available-for-sale securities

Prior to the adoption of the fair value option in accordance with ASC 825, “Financial Instruments” (“ASC825”), the changes in fair value of foreign currency denominated available-for-sale securities had been accounted for in AOCI, while the changes in fair value caused by foreign exchange fluctuations of foreign currency denominated financial liabilities had been accounted for in earnings. The MHFG Group elected the fair value option for these securities to mitigate the volatility in earnings due to the difference in the recognition of foreign exchange risk between available-for-sale securities and financial liabilities. Following the election of the fair value option, these securities have been reported as trading securities in Trading account assets.

Certain hybrid financial instruments

The MHFG Group issues structured notes as part of its client-driven activities. Structured notes are debt instruments that contain embedded derivatives. The Group elected the fair value option for certain structured notes to mitigate accounting mismatches and to achieve operational simplifications. Following the election of the fair value option, these structured notes continue to be reported in Long-term debt and interest on these structured notes continues to be reported in Interest expense on long-term debt based on the contractual rates. The differences between the aggregate fair value of these structured notes for which the fair value option has been elected and the aggregate unpaid principal balance of such instruments were ¥6 billion and ¥34 billion at March 31, 2015 and September 30, 2015, respectively. The net unrealized gains (losses) resulting from changes in fair values of these structured notes of ¥(11) billion and ¥28 billion, which included the fair value changes attributable to changes in the Group’s own credit risk, were recorded in Other noninterest income (expenses) for the six months ended September 30, 2014 and 2015, respectively.

Fair value of financial instruments

ASC 825 requires the disclosure of the estimated fair value of financial instruments. The fair value of financial instruments is the amount that would be exchanged between willing parties, other than in a forced sale or liquidation. Quoted market prices, if available, are best utilized as estimates of the fair values of financial instruments. However, since no quoted market prices are available for certain financial instruments, fair values for such financial instruments have been estimated based on management’s assumptions, discounted cash flow models or other valuation techniques. Such estimation methods are described in more detail below. These estimates could be significantly affected by different sets of assumptions. There are certain limitations to management’s best judgment in estimating fair values of financial instruments and inherent subjectivity involved in estimation methodologies and assumptions used to estimate fair value. Accordingly, the net realizable or liquidation values could be materially different from the estimates presented below.

ASC 825 does not require the disclosure of the fair value of nonfinancial instruments.

The following is a description of the valuation methodologies used for estimating the fair value for financial assets and liabilities not carried at fair value on the MHFG Group’s consolidated balance sheets.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Cash and due from banks, call loans and funds sold, and receivables under resale agreements and securities borrowing transactions

The carrying value of short-term financial assets, such as cash and due from banks, interest-bearing deposits in other banks, call loans and funds sold, and receivables under resale agreements and securities borrowing transactions approximates the fair value of these assets since they generally involve limited losses from credit risk or have short-term maturities with interest rates that approximate market rates.

Investments

The fair value of held-to-maturity securities is determined primarily by using the same procedures and techniques described for trading securities and available-for-sale securities aforementioned in this Note. The fair value of other equity interests, which primarily comprises non-marketable equity securities, is not readily determinable, nor practicable to estimate, due to the lack of available information. Their carrying amounts of ¥450 billion and ¥310 billion at March 31, 2015 and September 30, 2015, respectively, were not included in the disclosure.

Loans

Performing loans have been fair valued as groups of similar loans based on the type of loan, credit quality, prepayment assumptions and remaining maturity. The fair value of performing loans is determined based on discounted cash flows using interest rates approximating the MHFG Group’s current rates for similar loans. The fair value of impaired loans is determined based on either discounted cash flows incorporating the Group’s best estimate of the expected future cash flows or the fair value of the underlying collateral, if impaired loans are collateral dependent.

Other financial assets

The carrying value of other financial assets, which primarily consist of accounts receivable from brokers, dealers, and customers for securities transactions, accrued income and collateral provided for derivative transactions, approximates the fair value of these assets since they generally involve limited losses from credit risk or have short-term maturities with interest rates that approximate market rates. The majority of other financial assets is classified as Level 2, and included in the table in Note 6 “Other assets and liabilities”.

Noninterest-bearing deposits, call money and funds purchased, and payables under repurchase agreements and securities lending transactions

The carrying value of short-term financial liabilities, such as noninterest-bearing deposits, call money and funds purchased, and payables under repurchase agreements and securities lending transactions approximates the fair value of these liabilities since they generally have short-term maturities with interest rates that approximate market rates.

Interest-bearing deposits

The carrying value of demand deposits approximates the fair value since it represents the amount payable on demand at the balance sheet date. The fair value of time deposits and certificates of deposit is primarily estimated based on discounted cash flow analysis using current interest rates for instruments with similar maturities. The carrying value of short-term certificates of deposit approximates the fair value.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Due to trust accounts

The carrying value of due to trust accounts approximates the fair value since they generally have short-term maturities with interest rates that approximate market rates.

Other short-term borrowings

The carrying value of the majority of other short-term borrowings approximates the fair value since they generally have short-term maturities with interest rates that approximate market rates. The fair value of certain borrowings is estimated based on discounted cash flow analysis using interest rates approximating the MHFG Group’s incremental borrowing rates for instruments with similar maturities.

Long-term debt

Long-term debt is fair valued using quoted market prices, if available. Otherwise, the fair value of long-term debt is estimated based on discounted cash flow analysis using interest rates approximating the MHFG Group’s incremental borrowing rates for instruments with similar maturities.

Other financial liabilities

The carrying value of other financial liabilities, which primarily consist of accounts payable to brokers, dealers, and customers for securities transactions, accrued expenses and collateral accepted for derivative transactions, approximates the fair value since they generally have short-term maturities with interest rates that approximate market rates. The majority of other financial liabilities is classified as Level 2, and included in the table in Note 6 “Other assets and liabilities”.

The fair value of certain off-balance-sheet financial instruments, such as commitments to extend credit and commercial letters of credit, was not considered material to the consolidated balance sheets at March 31, 2015 and September 30, 2015.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

The following table shows the carrying amounts and fair values at March 31, 2015 and September 30, 2015, of certain financial instruments, excluding financial instruments which are carried at fair value on a recurring basis and those outside the scope of ASC 825 such as the equity method investments and lease contracts as defined in ASC 840, “Leases” (“ASC 840”):

	March 31, 2015
	Carrying amount	Estimated fair value
		Total	Level 1	Level 2	Level 3
	(in billions of yen)
Financial assets:
Cash and due from banks, call loans and funds sold, and receivables under resale agreements and securities borrowing transactions	42,467	42,467	1,152	41,315	—
Investments	5,647	5,678	5,678	—	—
Loans, net of allowance for loan losses (Note)	77,458	78,603	—	—	78,603
Financial liabilities:
Noninterest-bearing deposits, call money and funds purchased, and payables under repurchase agreements and securities lending transactions	42,100	42,100	14,481	27,619	—
Interest-bearing deposits	99,272	99,239	41,334	57,905	—
Due to trust accounts	1,241	1,241	—	1,241	—
Other short-term borrowings	1,583	1,583	—	1,583	—
Long-term debt	13,819	14,030	—	13,271	759

	September 30, 2015
	Carrying amount	Estimated fair value
		Total	Level 1	Level 2	Level 3
	(in billions of yen)
Financial assets:
Cash and due from banks, call loans and funds sold, and receivables under resale agreements and securities borrowing transactions	48,461	48,461	1,126	47,335	—
Investments	5,252	5,280	5,280	—	—
Loans, net of allowance for loan losses (Note)	77,723	78,852	—	—	78,852
Financial liabilities:
Noninterest-bearing deposits, call money and funds purchased, and payables under repurchase agreements and securities lending transactions	43,237	43,237	14,926	28,311	—
Interest-bearing deposits	101,126	101,102	37,463	63,639	—
Due to trust accounts	1,397	1,397	—	1,397	—
Other short-term borrowings	1,909	1,909	—	1,909	—
Long-term debt	13,837	13,967	—	13,186	781

Note:	Loans, net of allowance for loan losses include items measured at fair value on a nonrecurring basis.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

18. Offsetting of financial assets and financial liabilities

Derivatives

The MHFG Group enters into master netting arrangements such as International Swaps and Derivatives Association, Inc. (“ISDA”) or similar agreements with counterparties to manage mainly credit risks associated with counterparty default. If the predetermined events including counterparty default occur, these enforceable master netting arrangements or similar agreements give the Group the right to offset derivative receivables and derivative payables and related financial collateral such as cash and securities with the same counterparty.

Repurchase and resale agreements and securities lending and borrowing transactions

Repurchase and resale agreements and securities lending and borrowing transactions are generally covered by industry standard master repurchase agreements and industry standard master securities lending agreements with netting terms to manage mainly credit risks associated with counterparty default. In the event of default by the counterparty, these agreements with netting terms provide the Group with the right to offset receivables and payables related to such transactions with the same counterparty, and to liquidate the collateral held.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

The following table provides information about the offsetting of financial assets and financial liabilities at March 31, 2015 and September 30, 2015. The table includes derivatives, repurchase and resale agreements, and securities lending and borrowing transactions that are subject to enforceable master netting arrangements or similar agreements irrespective of whether or not they are offset on the Group’s consolidated balance sheets.

				Amounts not offset on the balance sheet(3)
	Gross amounts recognized	Gross amounts offset on the balance sheet	Net amounts presented on the balance sheet(2)	Financial instruments(4)	Cash collateral	Net amounts
	(in billions of yen)
March 31, 2015
Assets(1):
Derivatives	12,679	—	12,679	(10,845)	(662)	1,172
Receivables under resale agreements	8,506	—	8,506	(8,462)	—	44
Receivables under securities borrowing transactions	4,007	—	4,007	(3,996)	—	11

Total	25,192	—	25,192	(23,303)	(662)	1,227

Liabilities(1):
Derivatives	12,306	—	12,306	(10,706)	(561)	1,039
Payables under repurchase agreements	19,494	—	19,494	(19,378)	—	116
Payables under securities lending transactions	2,246	—	2,246	(2,242)	—	4

Total	34,046	—	34,046	(32,326)	(561)	1,159

September 30, 2015
Assets(1):
Derivatives	12,103	—	12,103	(10,185)	(794)	1,124
Receivables under resale agreements	8,568	—	8,568	(8,535)	—	33
Receivables under securities borrowing transactions	3,826	—	3,826	(3,818)	—	8

Total	24,497	—	24,497	(22,538)	(794)	1,165

Liabilities(1):
Derivatives	11,574	—	11,574	(10,024)	(537)	1,013
Payables under repurchase agreements	19,530	—	19,530	(19,506)	—	24
Payables under securities lending transactions	2,116	—	2,116	(2,072)	—	44

Total	33,220	—	33,220	(31,602)	(537)	1,081

Notes:

(1)	Amounts relating to master netting arrangements or similar agreements where the Group does not have the legal right of set-off or where uncertainty exists as to the enforceability of these agreements are excluded. For derivatives, the table includes amounts relating to over-the-counter (“OTC”) and OTC-cleared derivatives that are subject to enforceable master netting arrangements or similar agreements.
(2)	Derivative assets and liabilities are recorded in Trading account assets and Trading account liabilities, respectively.
(3)	Amounts do not exceed the net amounts presented on the balance sheet and do not include the effect of overcollateralization, where it exists.
(4)	For derivatives, amounts include derivative assets or liabilities and securities collateral that are eligible for offsetting under enforceable master netting arrangements or similar agreements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

19. Repurchase agreements and securities lending transactions accounted for as secured borrowings

The following table shows the gross amounts of liabilities associated with repurchase agreements and securities lending transactions, by remaining contractual maturity at September 30, 2015:

	Overnight and continuous	Up to 30 days	31-90 days	Greater than 90 days	Total
	(in billions of yen)
Repurchase agreements	7,675	7,211	3,385	1,406	19,677
Securities lending transactions	1,578	537	—	234	2,349

Total	9,253	7,748	3,385	1,640	22,026

The following table shows the gross amounts of liabilities associated with repurchase agreements and securities lending transactions, by class of underlying collateral at September 30, 2015:

	Repurchase agreements	Securities lending transactions
	(in billions of yen)
Japanese government bonds and Japanese local government bonds	918	1,697
Foreign government bonds and foreign agency mortgage-backed securities	17,115	540
Commercial paper and corporate bonds	1,274	19
Equity securities	219	48
Other	151	45

Total(Note)	19,677	2,349

Note:	Amounts exceeded the gross amounts recognized in Note 18 “Offsetting of financial assets and financial liabilities” by ¥380 billion, which excluded the amounts relating to master netting agreements or similar agreements where the MHFG Group did not have the legal right of set-off or where uncertainty exists as to the enforceability.

The MHFG Group is required to post securities as collateral with a fair value equal to or in excess of the principal amount of the cash borrowed under repurchase agreements. For securities lending transactions, the Group receives collateral in the form of cash. These contracts involve risks, including (1) the counterparty may fail to return the securities at maturity and (2) the fair value of the securities posted may decline below the amount of the Group’s obligation and therefore the counterparty may require additional amounts. The Group attempts to mitigate these risks by entering into transactions mainly with central counterparty clearing houses which revalue assets and perform margin maintenance activities on a daily basis, diversifying the maturities and counterparties, and using mainly highly liquid securities.

20. Business segment information

Under U.S. GAAP, companies report segment information based on the way management disaggregates the company for making operating decisions. The MHFG Group’s operating segments are based on the nature of the products and services provided, the type of customer and the Group’s management organization. The business segment information set forth below is derived from the internal management reporting systems used by management to measure the performance of the Group’s business segments. Management measures the performance of each of the operating segments primarily in terms of “net business profits” in accordance with internal managerial accounting rules and practices. Net business profits is used in Japan as a measure of the profitability of core banking operations, and is defined as gross profits (or the sum of net interest income,

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

fiduciary income, net fee and commission income, net trading income and net other operating income) less general and administrative expenses. Measurement of net business profits is required for regulatory reporting to the Financial Services Agency. Therefore, the format and information are presented primarily on the basis of Japanese GAAP and are not consistent with the consolidated financial statements prepared in accordance with U.S. GAAP. A reconciliation is provided for the total amount of segments’ net business profits with Income before income tax expense under U.S. GAAP.

The MHFG Group engages in banking, trust banking, securities, and other businesses through its subsidiaries and affiliates. As these subsidiaries and affiliates operate in different industries and regulatory environments, MHFG discloses business segment information based on the relevant principal consolidated subsidiaries such as MHBK, MHTB, and Mizuho Securities Co., Ltd. (“MHSC”) for investors to measure the present and future cash flows properly.

The operating segments of MHBK are aggregated based on the type of customer characteristics into the following seven reportable segments: Personal Banking; Retail Banking; Corporate Banking (Large Corporations); Corporate Banking; Financial Institutions & Public Sector Business; International Banking; and Trading and others. MHTB and MHSC also constitute reportable segments respectively.

MHBK

Personal Banking

This segment provides financial products and services, such as housing loans, deposits, investment trusts, and individual insurance to individual customers through MHBK’s nationwide branches and ATM network as well as telephone and internet banking services. In addition, this segment handles trust products as an agent of MHTB.

Retail Banking

This segment provides financial products and services, such as comprehensive consulting services of business succession and asset inheritance and asset management for business owners and high-net-worth customers. This segment also provides overall banking services for small and medium enterprises (“SMEs”).

Corporate Banking (Large Corporations)

This segment provides a full range of financial solutions on a global basis to large Japanese corporations and their affiliates by integrating the Group’s specialty functions including banking, trust, and securities, based on solid relationships with MHBK’s domestic customers, and by utilizing its global industry knowledge.

Corporate Banking

This segment provides, to larger SMEs, financial products and services, including a range of solution businesses in accordance with the growth strategy of MHBK’s corporate customers. This segment provides solutions to customers’ financial needs such as stable fund-raising, mergers and acquisitions, management buy-out, business succession, entry into new business, and business restructuring for customers in mature or transition stages.

Financial Institutions & Public Sector Business

This segment provides advisory services and solutions such as advice on financial strategy and risk management to financial institutions and provides comprehensive financial products and services that include funding support via the subscription and underwriting of bonds etc., to public sector entities.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

International Banking

This segment provides unified support both in Japan and overseas for MHBK’s Japanese corporate customers to expand their overseas operations, and also promotes business with non-Japanese corporate customers in various countries through its global network. Further, this segment offers products such as project finance and trade finance for overseas customers.

Trading and others

This segment provides derivatives and other risk hedging products to satisfy MHBK’s customers’ financial and business risk control requirements. It is also engaged in MHBK’s proprietary trading, such as foreign exchange and bond trading, and asset and liability management. This segment also includes costs incurred by the head office functions of MHBK.

MHTB

MHTB provides products and services related to trust, real estate, securitization and structured finance, pension and asset management, and stock transfers.

MHSC

MHSC provides full-line securities services to corporations, financial institutions, public sector entities, and individuals.

Others

This segment consists of MHFG, its subsidiaries other than MHBK, MHTB, and MHSC, and its equity-method affiliates. They provide a wide range of customers with their various products and services such as those related to trust and custody, asset management, and private banking through companies such as Trust & Custody Services Bank, Ltd., Mizuho Asset Management Co., Ltd., DIAM Co., Ltd. (an equity-method affiliate), and Mizuho Private Wealth Management Co., Ltd. This segment also provides non-banking services, including research and consulting services through Mizuho Research Institute Ltd. and information technology-related services through Mizuho Information & Research Institute, Inc.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

The information below for reportable segments is derived from the internal management reporting systems. Management does not use information on segments’ assets to allocate resources and assess performance and has not prepared information on segments’ assets. Accordingly, information on segments’ assets is not available.

Six months ended September 30, 2014(1) (2)	MHBK (Consolidated)										MHTB (Consolidated)	MHSC (Consolidated)	Others	MHFG (Consolidated)
		MHBK (Non-consolidated)								Others
	Total	Total	Personal Banking (a)	Retail Banking (b)	Corporate Banking (Large Corporations) (c)	Corporate Banking (d)	Financial Institutions & Public Sector Business (e)	International Banking (f)	Trading and others (g)	(h)	(i)	(j)	(k)	Total
	(in billions of yen)
Gross profits:
Net interest income (expense)	522.3	450.8	106.7	39.0	87.3	49.5	16.1	74.4	77.8	71.5	19.0	0.4	(0.3)	541.4
Net noninterest income	292.2	279.7	19.3	25.4	57.3	33.4	12.8	65.5	66.0	12.5	55.7	147.4	30.4	525.7

Total	814.5	730.5	126.0	64.4	144.6	82.9	28.9	139.9	143.8	84.0	74.7	147.8	30.1	1,067.1
General and administrative expenses	437.0	407.1	115.0	59.5	47.0	38.3	14.8	46.8	85.7	29.9	46.0	125.9	23.9	632.8
Others	(17.3)	—	—	—	—	—	—	—	—	(17.3)	(1.8)	—	(2.3)	(21.4)

Net business profits	360.2	323.4	11.0	4.9	97.6	44.6	14.1	93.1	58.1	36.8	26.9	21.9	3.9	412.9

Six months ended September 30, 2015(1)	MHBK (Consolidated)										MHTB (Consolidated)	MHSC (Consolidated)	Others	MHFG (Consolidated)
		MHBK (Non-consolidated)								Others
	Total	Total	Personal Banking (a)	Retail Banking (b)	Corporate Banking (Large Corporations) (c)	Corporate Banking (d)	Financial Institutions & Public Sector Business (e)	International Banking (f)	Trading and others (g)	(h)	(i)	(j)	(k)	Total
	(in billions of yen)
Gross profits:
Net interest income	499.7	430.9	107.7	38.2	85.4	48.8	16.3	86.8	47.7	68.8	20.1	1.9	1.7	523.4
Net noninterest income	342.9	325.4	19.5	25.6	69.6	35.8	14.9	93.6	66.4	17.5	61.0	172.8	31.7	608.4

Total	842.6	756.3	127.2	63.8	155.0	84.6	31.2	180.4	114.1	86.3	81.1	174.7	33.4	1,131.8
General and administrative expenses	452.8	417.8	117.2	60.1	45.7	37.4	14.6	63.4	79.4	35.0	49.2	141.4	28.9	672.3
Others	(11.3)	—	—	—	—	—	—	—	—	(11.3)	(1.7)	—	0.2	(12.8)

Net business profits	378.5	338.5	10.0	3.7	109.3	47.2	16.6	117.0	34.7	40.0	30.2	33.3	4.7	446.7

Notes:

(1)	“Others (h)” and “Others (k)” include the elimination of transactions between consolidated subsidiaries.
(2)	Beginning on April 1, 2015, new allocation methods have been applied to the calculation of “Gross profits” and “General and administrative expenses” for reportable segments of MHBK. Figures for the six months ended September 30, 2014 have been reclassified under the new allocation methods.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Reconciliation

As explained above, the measurement bases of the internal management reporting systems and the income and expenses items included are different from the accompanying consolidated statements of income. Therefore, it is impracticable to present reconciliations of all the business segments’ information, other than net business profits, to the corresponding items in the accompanying consolidated statements of income. A reconciliation of total net business profits under the internal management reporting systems for the six months ended September 30, 2014 and 2015 presented above to Income before income tax expense shown on the consolidated statements of income is as follows:

	Six months ended September 30,
	2014	2015
	(in billions of yen)
Net business profits	412.9	446.7

U.S. GAAP adjustments	91.0	(67.6)
(Provision) credit for loan losses	91.6	(3.0)
Net gains (losses) related to equity investments	52.6	122.6
Non-recurring personnel expense	(4.3)	(0.8)
Gains on disposal of premises and equipment	1.9	8.8
(Provision) credit for losses on off-balance-sheet instruments	8.0	9.3
Others—net	(25.7)	26.5

Income before income tax expense	628.0	542.5